As filed with the Securities and Exchange Commission on September 16, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Infiniti Solutions Ltd

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Singapore	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Infiniti Solutions Ltd

17 Changi Business Park Central 1
#06-09 Honeywell Building
Singapore 486073
(65) 6347-1600
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Infiniti Solutions Ltd

2006 Martin Avenue
Santa Clara, California 95050
(408) 988-2181
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher L. Kaufman William C. Davisson Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 328-4600	Bruce A. Mann Sarah S. Schader Morrison & Foerster LLP 425 Market Street San Francisco, California 94105 (415) 268-7000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Aggregate	Amount of
Securities to be Registered	Offering Price(1)(2)	Registration Fee

Ordinary Shares, $0.30 par value	$66,355,000	$8,408

(1)	In accordance with Rule 457(o) under the Securities Act, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated September 16, 2004

5,770,000 Shares

Infiniti Solutions Ltd

Ordinary Shares

$               per share

This is an initial public offering of ordinary shares of Infiniti Solutions Ltd. Infiniti Solutions is offering 4,900,000 ordinary shares and the selling shareholders identified in this prospectus are offering 870,000 ordinary shares. Infiniti Solutions will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

Prior to this offering, there has been no public market for our ordinary shares. We anticipate that the initial public offering price will be between $8.00 and $10.00 per share. The market price of the ordinary shares after this offering may be higher or lower than the offering price.

The ordinary shares will be listed on the Nasdaq National Market under the symbol “ISLT.”

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 6.

	Per Share	Total

Price to the public	$	$
Underwriting discount
Proceeds to Infiniti Solutions
Proceeds to the selling shareholders

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 865,500 additional ordinary shares from us within 30 days following the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets	RBC Capital Markets

WR Hambrecht+Co

The date of this prospectus is                     , 2004.

Page

Prospectus Summary	1
Risk Factors	6
Forward-Looking Statements	18
Use of Proceeds	19
Dividend Policy	19
Capitalization	20
Dilution	21
Selected Consolidated Financial Data	23
Management’s Discussion and Analysis of Financial Condition and Results of Operations	26
Business	46
Management	59
Principal and Selling Shareholders	69
Related Party Transactions	71
Description of Ordinary Shares	75
Shares Eligible for Future Sale	80
Taxation	82
Underwriting	89
Legal Matters	92
Experts	92
Expenses of Issuance and Distribution	92
Where You Can Find More Information	93
Index to Financial Statements	F-1
EXHIBIT 1.1
EXHIBIT 3.1
EXHIBIT 3.2
EXHIBIT 3.3
EXHIBIT 3.4
EXHIBIT 4.1
EXHIBIT 4.2
EXHIBIT 5.1
EXHIBIT 10.1
EXHIBIT 10.2
EXHIBIT 10.3
EXHIBIT 10.4
EXHIBIT 10.5
EXHIBIT 10.6
EXHIBIT 10.7
EXHIBIT 10.8
EXHIBIT 10.9
EXHIBIT 10.10
EXHIBIT 10.11
EXHIBIT 10.12
EXHIBIT 10.13
EXHIBIT 10.14
EXHIBIT 10.15
EXHIBIT 10.16
EXHIBIT 10.17
EXHIBIT 10.18
EXHIBIT 21.1
EXHIBIT 23.2
EXHIBIT 23.3
EXHIBIT 23.4

Prospectus Summary

This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in the ordinary shares. You should read the entire prospectus carefully, including the information under “Risk Factors” and our consolidated financial statements and related notes, before making an investment decision. Unless the context otherwise requires, references to “we,” “us,” “our” or “our company” collectively refer to Infiniti Solutions Ltd together with its subsidiaries.

Infiniti Solutions Ltd

We provide our customers with a broad range of semiconductor test and assembly services from initial semiconductor development to mass production. We also provide various support products and services that our customers use to develop their semiconductor products. Our more than 200 customers include leading “fabless” semiconductor companies and integrated device manufacturers. Our customers’ products are used in a wide variety of industries, including automotive, broadband communications, computer, consumer electronics, medical electronics and wireless and wireline communications.

We engage customers early in their semiconductor design and prototyping phase by offering value-added test engineering and prototyping services from locations close to our customers. We then offer cost-effective full turnkey mass production assembly and test services in Asia when our customers’ designs are ready for high volume production.

Our business consists of two operating segments and three business divisions. Our Prototype Test and SSPS segment is comprised of our prototype and pre-production test services division and our semiconductor support products and services division, and our Mass Production segment is comprised of our mass production assembly and test services division.

•	Prototype and Pre-Production Test Services. Based on public disclosure by independent semiconductor test services providers, we believe we are a leading independent provider of prototype and pre-production test services, including test program development, device testing and characterization, burn-in and reliability testing, and failure analysis services, in the United States. In 2003 and the six months ended June 30, 2004, prototype and pre-production test services accounted for approximately 25% and 23%, respectively, of our net revenues.

•	Mass Production Assembly and Test Services. We offer mass production assembly and test services, including wafer probing, assembly, final testing and drop shipment. In 2003 and the six months ended June 30, 2004, mass production assembly and test services accounted for approximately 33% and 38%, respectively, of our net revenues, substantially all of which was generated from semiconductor assembly services.

•	Semiconductor Support Products and Services. We provide various semiconductor support products and services, including the design, manufacture and sale of burn-in boards and ovens used in reliability screening and stress-testing procedures, quick-turn contract manufacturing, and printed circuit board fabrication services. In 2003 and the six months ended June 30, 2004, semiconductor support products and services accounted for approximately 42% and 39%, respectively, of our net revenues.

Our Opportunity

Semiconductors are essential components in a broad range of communications, computing and other electronic products. Many electronic products require increasingly complex semiconductors that are smaller and higher-performing, integrate more features and functions, and are less expensive to produce than previous generations of semiconductors. The trend towards increasingly complex semiconductors requires increasing use of prototype testing for product development and time-to-market considerations.

Semiconductors are typically assembled in packages that act as the physical and electrical interface between the semiconductor and the printed circuit board. The trend in semiconductor packaging is towards packages that are smaller and thinner, consistent with the trend towards miniaturization of electronic products. Advanced packaging technology, such as multi-chip and chip-scale packaging, is required to meet miniaturization and cost-performance requirements.

Historically, most semiconductor companies designed, fabricated, packaged and tested their own semiconductors. As the cost and skills required for designing and manufacturing complex semiconductors have increased, the semiconductor industry has disaggregated, with companies concentrating on one or more individual stages of the semiconductor development and production process while outsourcing other stages, such as prototype test and mass production assembly and test.

Our Strengths

Given the trends currently impacting the semiconductor industry, we believe that we possess the necessary attributes for long-term success in the semiconductor prototyping, assembly, test and support services business, including:

•	end-to-end test capability, from prototype to mass production;

•	strong technical expertise;

•	established presence in key geographical locations; and

•	strong, integrated management team.

Our Strategy

Our goal is to be the leading independent provider of semiconductor prototyping, assembly, test and support services in the world. Key elements of our strategy include:

•	increasing market share with mass production assembly customers by offering test services;

•	capitalizing on our prototype test services to capture follow-on volume production;

•	focusing on complex packages, such as multi-chip and chip-scale package technology;

•	enhancing our position as a leading independent provider of prototype and pre-production test services in the United States; and

•	selectively pursuing complementary acquisitions.

Our Challenges

Our business is subject to a number of risks of which you should be aware before making an investment decision. We have a limited operating history and a history of losses and negative cash flows. We expect to make significant capital expenditures in the future to grow our business and may require additional financing to fund these expenditures. If we are unable to manage this growth effectively, our results of operations will be adversely affected. The semiconductor industry in which we compete is cyclical and highly competitive, and our ability to implement our growth strategy depends on the continued demand for outsourced services by semiconductor companies. These risks are discussed more fully in “Risk Factors.”

Corporate Information

We were incorporated in Singapore on July 7, 2001. We are a holding company, and our business activities are conducted principally through our subsidiaries, Viko Technology, Inc. in the United States and Automated Technology (Phil.) Inc. in the Philippines. Our executive offices are located at 17 Changi Business Park Central 1, #06-09 Honeywell Building, Singapore 486073, and our telephone number is (65) 6347-1600. Our Internet web site address is www.infinitisolutions.com. Information contained on our web site is not part of this prospectus.

Infiniti Solutions and the Infiniti Solutions logo are trademarks of our company. Other service marks, trademarks and trade names referred to in this prospectus are property of their respective owners.

The Offering

Ordinary shares offered by Infiniti Solutions	4,900,000 shares

Ordinary shares offered by the selling shareholders	870,000 shares

Ordinary shares to be outstanding after this offering	12,441,254 shares

Use of proceeds	We intend to use a portion of the net proceeds that we will receive from this offering to redeem and pay accrued dividends on our outstanding redeemable A preference shares and to repay a portion of our outstanding indebtedness. We intend to use the remainder of our net proceeds for capital expenditures and general corporate purposes. Pending these uses, we intend to invest our net proceeds from this offering in short-term, interest-bearing, investment-grade securities. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders. See “Use of Proceeds.”

Proposed Nasdaq National Market Symbol	ISLT

The ordinary shares to be outstanding after this offering is based on the number of ordinary shares outstanding as of August 31, 2004 and excludes:

•	540,086 ordinary shares issuable upon exercise of outstanding stock options with an exercise price of $5.49 per share; and

•	548,666 ordinary shares reserved for issuance upon exercise of stock options available for future grant under our 2004 Equity Incentive Award Plan.

Except as otherwise noted, all dollar references in this prospectus refer to the U.S. dollar, which is our functional currency. Additionally, except for our audited consolidated financial statements or as otherwise noted, all information in this prospectus:

•	reflects our conversion from a private company to a public company as defined under Singapore law;

•	reflects our Articles and Memorandum of Association to be in effect upon completion of this offering;

•	reflects a 1-for-3 reverse split of our ordinary shares and A ordinary shares that we will effect prior to completion of this offering;

•	reflects the redemption of all outstanding redeemable A preference shares upon completion of this offering;

•	reflects the conversion of all outstanding A ordinary shares into 3,574,998 ordinary shares, on a one-for-one basis, in connection with this offering; and

•	assumes no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Data

The following table presents summary consolidated historical, pro forma and pro forma as adjusted financial data. The summary consolidated historical financial data for the period from July 7, 2001 (date of incorporation) to December 31, 2001 and the years ended December 31, 2002 and 2003 is derived from our audited consolidated financial statements. The summary consolidated historical financial data for the six months ended June 30, 2003 and 2004 and as of June 30, 2004 is derived from our unaudited consolidated financial statements. You should read this data together with our audited consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the operating results that may be expected in the future.

Our company was incorporated on July 7, 2001. We acquired Viko Technology, Inc. in December 2001 and Automated Technology (Phil.) Inc., or ATEC, in December 2002. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Acquisitions” for a description of these acquisitions and their accounting treatment.

	Period from July 7,
	2001 (date of	Year Ended December 31,		Six Months Ended June 30,
	incorporation) to
	December 31, 2001	2002	2003	2003	2004

	(In Thousands, Except Share and Per Share Data)

				(Unaudited)
Consolidated Statements of Operations Data:
Net revenues	$890	$32,685	$54,891	$26,744	$31,013
Cost of revenues	746	34,547	44,821	21,699	25,171

Gross income (loss)	144	(1,862)	10,070	5,045	5,842
Operating expenses	2,764	9,817	10,296	4,565	5,314

Operating income (loss)	(2,620)	(11,679)	(226)	480	528
Interest income (expense), net	(21)	(2,062)	(1,946)	(944)	(893)
Foreign currency exchange gain (loss)	11	(85)	(2)	(13)	(3)
Other non-operating income (loss), net	1	44	13	(1)	409

Income (loss) before income taxes	(2,629)	(13,782)	(2,161)	(478)	41
Income tax benefit (expense)	18	4,620	(111)	(25)	(235)
Income from discontinued operations(1)	–	24	224	132	–
Cumulative effect adjustment(2)	–	–	(34)	–	–

Net income (loss)	$(2,611)	$(9,138)	$(2,082)	$(371)	$(194)

Redeemable A preference share dividends	–	(420)	(248)	(248)	–

Net income (loss) attributable to ordinary shareholders	$(2,611)	$(9,558)	$(2,330)	$(619)	$(194)

Basic and diluted net income (loss) per ordinary share(3)	$(0.50)	$(0.67)	$(0.11)	$(0.02)	$(0.01)

Number of ordinary shares used in computing basic and diluted net income (loss) per ordinary share(3)	5,197,977	14,302,000	20,491,000	20,276,000	21,927,000

	As of June 30, 2004

			Pro Forma As
	Actual	Pro Forma(4)	Adjusted(5)

	(In Thousands)

	(Unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,597	$5,097	$29,605
Working capital (deficit)	(5,816)	(4,316)	20,192
Total assets	66,708	68,208	92,716
Bank loans	20,867	20,867	20,867
Promissory note payable and redeemable A preference shares (principal amounts)(6)	13,400	13,400	–
Shareholders’ equity	18,360	19,860	59,223

(1)	In accordance with the requirements of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the results of ATEC’s discontinued operations, less applicable income taxes or benefits, are presented as a separate component of income before the cumulative effect adjustment.
(2)	Cumulative effect adjustment arises from the adoption of SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” effective July 1, 2003 on our redeemable A preference shares. The difference between the fair market value of these shares and their carrying amount as of July 1, 2003 is recorded as an adjustment loss. The impact of adopting SFAS 150 was to increase interest expense and net loss by $248 and basic and diluted net loss per ordinary share by $0.01 for the year ended December 31, 2003 and to increase interest expense and net loss by $255 and basic and diluted net loss per ordinary share by $0.01 for the six months ended June 30, 2004.
(3)	Does not reflect a 1-for-3 reverse split of our ordinary shares that we will effect prior to completion of this offering.
(4)	The pro forma consolidated balance sheet data reflects receipt of an outstanding $1,500 share subscriptions receivable that is payable prior to the completion of this offering and conversion of all outstanding A ordinary shares into 3,574,998 ordinary shares on a one-for-one basis.
(5)	The pro forma as adjusted consolidated balance sheet data reflects the application of the net proceeds from the sale of 4,900,000 ordinary shares by us in this offering at an assumed initial public offering price of $9.00 per share, including the redemption of, and payment of accrued dividends on, our outstanding redeemable A preference shares and the repayment of a promissory note that we issued in connection with our acquisition of ATEC, after deducting the underwriting discount and estimated offering expenses payable by us. See “Use of Proceeds.”
(6)	Excludes $1,163 dividend payable on the redeemable A preference shares and $88 of accrued interest on the promissory note as of June 30, 2004.

Risk Factors

You should carefully consider the following risks and uncertainties and all other information contained in this prospectus before you decide whether to purchase our ordinary shares. Any of the following risks, should they materialize, could adversely affect our business, financial condition or operating results.

Risks Related to Infiniti Solutions

We have a limited operating history, which makes our business difficult to evaluate.

We were founded in July 2001, and we acquired Viko Technology, Inc., or Viko, in December 2001 and Automated Technology (Phil.) Inc., or ATEC, in December 2002. As a result, the principal components of our business have been operating together for only a short period of time. Accordingly, we have a limited operating history from which you can evaluate our business. You must consider the risks and difficulties frequently encountered by companies in the early stages of development, particularly companies in the semiconductor industry. These risks and difficulties include our ability to:

•	execute our business strategy;

•	grow our business; and

•	achieve and maintain profitability.

If we fail to address these risks successfully, our business will be harmed.

We have a history of losses and negative cash flows. We may incur additional net losses and experience continuing negative cash flows in the future as we grow our business.

We have not been profitable on an annual basis and have incurred significant losses and negative cash flows. For 2002, 2003 and the six months ended June 30, 2004, we incurred net losses of $9.1 million, $2.1 million and $0.2 million, respectively. As of June 30, 2004, we had a retained deficit of $14.0 million. Our business plan calls for us to continue to expand our business, which will require significant additional capital expenditures. If our net revenues do not increase substantially, we will incur additional net losses and experience continuing negative cash flows in future periods.

We depend on a small number of customers for a significant portion of our net revenues.

In 2003, our top five customers, CP Clare, NetLogic Microsystems, PMC-Sierra, RF Monolithics and Texas Instruments, accounted for 32.1% of our net revenues. In the six months ended June 30, 2004, our top five customers, CP Clare, International Rectifier, PMC-Sierra, RF Monolithics and Texas Instruments, accounted for 37.6% of our net revenues. Our contract with RF Monolithics, which accounted for approximately 12.8% and 13.9%, respectively, of our net revenues in 2003 and the six months ended June 30, 2004, expires in August 2006. We anticipate that we will continue to depend on a small number of customers for a significant portion of our net revenues for the foreseeable future. The loss of, or a substantial reduction in the orders from, any of our key customers would harm our business.

We expect to make significant capital expenditures in the future to grow our business and may require additional financing to fund capital expenditures. Additional financing may not be available to us on acceptable terms or at all.

Our growth strategy requires us to increase our assembly and test capacity, which, given the nature of the semiconductor industry, will require substantial capital expenditures for additional equipment resulting in a high level of fixed costs. We are currently expanding and adding equipment to increase the capacity of our facilities, requiring us to recruit and train new employees. These expenditures will likely be made in advance of increased sales. Our actual expenditures may exceed our budgeted expenditures for a variety of reasons, including changes in our growth strategy or process technology, market conditions and other factors. We do not know whether our net revenues will increase as a result of these expenditures. Given the high fixed cost nature of our business, we may incur continuing operating losses if our net revenues do not adequately offset the level of our capital expenditures.

We may need to obtain additional equity or debt financing to fund our capital expenditures. Additional equity financing may result in dilution to the holders of our ordinary shares, including investors purchasing shares in this offering. Additional debt financing may limit our ability to pay dividends, increase our vulnerability to general adverse economic and semiconductor industry conditions, limit our ability to pursue our growth strategy and require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the cash flow available to fund capital expenditures, working capital and other general corporate purposes, and limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry. We do not know whether we will be able to obtain any additional financing on terms that are acceptable to us, or at all.

If we are unable to manage our rapid growth, our results of operations will be adversely affected.

We have experienced a period of significant growth related to our acquisitions of Viko in December 2001 and ATEC in December 2002. In the future, we plan to grow internally, although we will continue to explore opportunities to grow through acquisitions. To date, we have limited experience growing our business internally. Our historical growth through acquisitions has placed, and our projected internal growth will continue to place, a significant strain on our managerial, operational, technical, financial and information resources. We will have to implement new operational, financial and information systems and procedures and controls, expand our facilities, train and manage our employee base and maintain close coordination among our technical, accounting, finance and sales and marketing functions. If we are unable to manage our growth effectively, we will be unable to implement our strategy, upon which the success of our business depends.

Our margins depend on our ability to maintain or improve our capacity utilization rates.

Our operations are characterized by high fixed costs due to the capital intensive nature of our business. We attempt to mitigate the impact of these high fixed costs on our operations by maximizing capacity utilization. The term “capacity utilization” refers to the ratio between the actual number of semiconductors we are processing compared to the total number of semiconductors we have the capacity to process. Capacity utilization rates may be affected by a number of factors and circumstances, including:

•	overall industry and market conditions;

•	the introduction of alternative technologies;

•	operating efficiencies;

•	the timing and level of customer orders;

•	the complexity or mix of semiconductors being processed;

•	introduction of new packages;

•	installation of new equipment in anticipation of future business;

•	disruption in supply of raw materials;

•	integration of businesses, technologies, services or products from any acquisitions, joint ventures or other business combinations or investments;

•	the timing and effectiveness of our sales and marketing efforts;

•	new services, products or pricing policies introduced by our competitors;

•	equipment failure; and

•	fire or other natural disasters.

We do not know whether our net revenues will increase in proportion to increases in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall.

Our performance depends on our ability to maintain acceptable production yields.

The semiconductor assembly process is highly complex and requires advanced and costly equipment. We continuously modify our process in an effort to improve yields. The term “yield” refers to the ratio between the actual number of usable semiconductors after assembly and the total number of semiconductors that begin the assembly process. Our assembly and test operations must be conducted in areas where air purity, temperature and humidity are controlled. Defective packages may be caused by microscopic impurities, such as dust or other contaminants in the manufacturing environment, human error, equipment malfunction, defective raw materials or tools, disruptions in the supply of utilities, defective plating services or programming errors. Most of our facilities are not equipped with backup power generation equipment. From time to time, we expect to experience decreased production yields as a result of one or more of these factors.

In order to remain competitive, we continually expand the range of packages that we offer. Typically, our production yields on new packages are initially lower than the production yields on our more mature packages as we develop the expertise to produce these new packages. Any failure on our part to achieve production yields for our new packages that are comparable to the standards achieved for our matured packages within the shortest time possible may result in the loss of customers, increased costs of production, substantial amounts of returned goods and claims by customers. Any such failure could result in a delay in the delivery of products to our customers. We believe the supply chains of our customers depend on the timely delivery of outsourced services and that even minor delays can result in significantly increased costs and inconvenience. Any of these failures or delays could harm our business.

We have, from time to time, experienced difficulties that have caused delivery delays, lower than expected device yields and the replacement of vendors of manufacturing equipment used in our processes. We may experience difficulty achieving acceptable yields, product performance and product delivery times in the future as a result of manufacturing problems. These problems may result from, among other things, capacity constraints, increasing production at new facilities, upgrading or expanding existing facilities or changing our process technologies. Any of these problems could seriously harm our company.

In order to compete effectively, we must keep pace with changes in technology.

The semiconductor assembly and test industry is characterized by rapid technological change. In order to be successful, we must offer our customers assembly and test services based upon the most advanced technologies, which could require significant capital expenditures in the future. Advances in technology typically lead to rapid and significant price declines and decreased margins for older package types and may also affect demand for test services. Technological advances could cause our existing assembly and test capabilities to be less competitive or obsolete.

If we fail to develop advanced assembly and test services in a timely manner, we could lose existing customers or fail to acquire new customers demanding these advanced services. Also, we would miss the opportunity to benefit from the higher average selling prices associated with newer and emerging assembly and test services. In addition, we must make important choices in selecting test equipment. If we obtain the wrong test equipment or fail to understand market requirements, our capacity utilization will decrease and our company will be less competitive.

We may be unable to obtain necessary capital equipment.

The semiconductor assembly and test business is capital intensive and requires investment in expensive capital equipment manufactured by a limited number of suppliers. The market for capital equipment used in semiconductor assembly and test is characterized, from time to time, by intense demand, limited supply and long delivery cycles.

Our operations and expansion plans depend on our ability to obtain a significant amount of the required capital equipment. Any delays in our ability to obtain necessary capital equipment could hinder our efforts to implement our growth strategy. Generally, we acquire equipment on a purchase order basis. Our lack of binding supply agreements with our suppliers exposes us to risks during periods of increased demand, including higher prices and longer delivery times. If we are unable to obtain adequate equipment, including testers and wire bonders, in a timely manner and at reasonable costs, we may be unable to fulfill our customers’ orders, which could result in loss of customers and curtailed operations.

Our operations depend on our ability to obtain raw materials.

We obtain raw materials from outside suppliers. We procure all of our raw materials on a purchase order basis, and we typically do not have long-term contracts with our suppliers. To remain competitive, we must obtain sufficient quantities of materials on a timely basis at acceptable prices. We obtain many of our raw materials, including critical materials such as leadframes, mold compound, substrates and burn-in sockets and boards, from a limited number of suppliers. From time to time, our suppliers have extended lead times and limited the supply of required materials to us because of capacity constraints. Depending on the severity of capacity constraints, such extensions can range from a week to several months. In addition, we occasionally reject materials that do not meet our specifications. Consequently, from time to time we have experienced difficulty obtaining sufficient quantities of raw materials on a timely basis. We do not know whether we will be able to obtain sufficient quantities of raw material and other supplies of acceptable quality in the future. Our inability to obtain sufficient quantities of raw materials and other supplies in a timely manner, or a significant increase in the costs of raw materials, could harm our business.

We do not have supply contracts with most of our customers. We do not have significant backlog, which makes it difficult to forecast our future net revenues.

We do not have supply contracts with most of our customers, and they may place orders anywhere between a few days to a few months before shipment. The cycle time to package and test a semiconductor component is less than seven days and three days, respectively. As a result of short cycle times and the cyclical nature of the semiconductor industry, we do not typically operate with significant backlog for our assembly and test services. Although the cycle time for our semiconductor support products and services division ranges from two to eight weeks, all customer orders are subject to cancellation, deferral or rescheduling by our customers with limited or no notice or penalty. Our customers frequently change delivery schedules, and our backlog as of any particular date may not be indicative of our net revenues for any succeeding period.

The lack of significant backlog makes it difficult for us to forecast our net revenues in future periods. Moreover, our expense levels are based in part on our expectations of future net revenues, and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that, in the future, our net revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter. Since all of our customers operate in the cyclical semiconductor industry, they have had and may continue to have significant variations in their order levels from period to period. We do not know whether our customers will continue to place orders with us in the future at consistent levels.

Our business and financial performance depends on our ability to retain and attract key personnel.

Our success depends on the continued service of our key personnel, particularly Inderjit Singh, our President and Chief Executive Officer, Kah Chin Kong, our Chief Financial Officer, Felix Joseph Gnanapragasam, our Chief Operating Officer, and Yong Khim Swee, our Chief Technology Officer. These employees may voluntarily terminate their employment with our company at any time, and the loss of one or more of these employees could disrupt the implementation of our business strategy. We do not carry key person life insurance on any of our personnel.

Our success also depends on our ability to attract and retain additional highly-qualified technical personnel. The labor market for skilled employees in the geographic areas in which we operate is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. We may be unable to hire a sufficient number of qualified employees to grow our business at the desired rate, or at all.

Our operating results fluctuate from quarter to quarter and year to year, which makes it difficult to predict our future performance.

Our net revenues, expenses and operating results have varied significantly in the past, and may fluctuate significantly from quarter to quarter and year to year in the future, due to a number of factors, many of which are outside of our control. These factors include, among others:

•	the cyclical nature of the semiconductor industry;

•	shifts by integrated device manufacturers, or IDMs, between internal and outsourced production;

•	slow or negative growth in the automotive, broadband communications, computer, consumer electronics, medical electronics and wireless and wireline communications industries in which our customers compete;

•	the loss of one or more key customers or the delay or cancellation, including in connection with inventory adjustment, of orders from key customers;

•	capacity utilization and variations in the yield of our facilities;

•	our or our competitors’ announcements of new services, products or technological innovations;

•	changes in our pricing policies or the pricing policies of our competitors;

•	our ability to obtain raw materials, equipment, electricity and other required utilities on a timely and economic basis;

•	intellectual property disputes;

•	environmental events or industrial accidents, such as fires;

•	currency and exchange rate fluctuations;

•	costs related to possible acquisitions of businesses, technologies, services or products;

•	our effective tax rate, which may take into account tax benefits that may not be available in the future; and

•	losses as a result of the failure of our customers to make payments for purchases from us.

Due to these and other factors, many of which are beyond our control, you should not rely on quarter to quarter or year to year comparisons to predict our future performance. Unfavorable changes in one or more of these factors may seriously harm our company. In addition, our operating results may be below the expectations of public markets analysts and investors in some future periods. In this event, the price of our ordinary shares may underperform or fall.

We operate internationally and are therefore affected by problems in other countries.

Our principal customers are located in the United States and Europe, and our principal suppliers are located in the United States and Asia, including Japan. We conduct operations in the Philippines, the United States, India and Singapore. As a result, we are affected by economic and political conditions in those countries, including:

•	political and economic instability;

•	limitations on imports or exports;

•	expropriation of private enterprises;

•	increases in duties and taxation;

•	reversal of current policies, including favorable tax and lending policies, encouraging foreign investment or foreign trade by our host countries;

•	imposition of restrictions on currency conversion or the transfer of funds;

•	burdens and costs of compliance with a variety of foreign laws;

•	changes in labor conditions;

•	longer payment cycles; and

•	greater difficulty in collecting accounts receivable.

The occurrence of any of these potential problems may have a significant negative impact on our company.

Fluctuations in foreign currency exchange rates may impact our operating results.

Our financial statements are prepared in U.S. dollars. All of our revenues are denominated in U.S. dollars, and our operating expenses are generally incurred in U.S. dollars, Philippine pesos, Singapore dollars, Japanese yen and Indian rupees. Fluctuations in exchange rates between the U.S. dollar and these other currencies will result in foreign exchange losses or gains to our company.

We face risks related to potential acquisitions, investments, strategic partnerships or other ventures, including whether these transactions can be identified, completed and the other party integrated with our business on favorable terms.

We may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise in the future. From time to time, we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, technologies, services or products, and we regularly engage in these discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms, or at all. In addition, the key personnel of an acquired company may decide not to work for us and we may have difficulty integrating acquired businesses, technologies, services or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses, which could adversely affect our operating results and cause the price of our ordinary shares to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. Interest payments on any such indebtedness would reduce the amount of cash available to us to expand our business, and the issuance of additional equity securities would dilute the ownership interests of the holders of our ordinary shares.

We may be subject to intellectual property rights disputes.

Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. In general, we attempt to avoid processes protected by existing patents and, where necessary, we use alternative testing, process or package technologies that are not patented. Although we follow procedures designed to prevent us from infringing the patented technology of our competitors or other parties, we have no means of ascertaining what patent applications have been filed in the United States until they are granted.

In addition, we may not be aware of the intellectual property rights of others or familiar with the laws governing those rights in other countries in which our products are, or may be, sold. The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. As the number of patents, copyrights and other intellectual property rights in the semiconductor industry increases, and as the coverage of these rights increases, we believe that companies in the semiconductor industry will face more frequent patent infringement claims.

We may face litigation or patent infringement claims in the future. In the event that any valid claim is made against us, we could be required to:

•	stop using infringing processes;

•	cease manufacturing, using, importing or selling infringing packages;

•	pay substantial monetary damages;

•	seek to develop non-infringing technologies, which may not be feasible; or

•	acquire licenses to use the infringed technology, which may not be available to us on commercially reasonable terms, or at all.

We may also commence lawsuits against companies who infringe our intellectual property rights, which may result in substantial costs and diversion of our resources.

We are subject to environmental regulation.

We are subject to prevailing local, state, federal and foreign environmental laws in California, Texas, the Philippines, India and Singapore relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our operations. Our printed circuit board, or PCB, fabrication operations in San Jose, California require the use of noxious chemicals. Although we believe that we are in material compliance with all applicable current environmental regulations and that we have all material permits currently necessary to conduct our operations, additional environmental standards may be imposed in the future, which may require us to acquire costly equipment or to incur other significant capital expenses in order to comply with such regulations. If we fail to use, discharge or dispose of hazardous material appropriately, we could be subject to substantial liability or could be required to suspend or adversely modify our operations. In addition, we could be required to pay for the cleanup of our properties if they are found to be contaminated even if we are not responsible for the contamination.

Terrorist attacks or wars may affect the markets in which we operate and cause our business to suffer.

We conduct our operations in the United States and Philippines, both of which have recently been the target of terrorist activity. Terrorist attacks in these countries and elsewhere, and government responses thereto, may disrupt our operations or those of our customers and suppliers and may affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. In addition, any of these events could increase volatility in the financial markets which may depress the price of our ordinary shares and may limit the capital resources available to us or our customers or suppliers, which could result in decreased orders from customers, less favorable financing terms from suppliers, and scarcity or increased costs of materials and components of our products. Any of these occurrences could have a significant impact on our operating results, revenues and costs and may result in increased volatility of the market price of our ordinary shares.

A fire, earthquake or other calamity at any of our facilities could require us to curtail our operations.

We conduct our manufacturing operations in a number of our facilities. We use noxious chemicals in our PCB fabrication operations, and our San Jose and Santa Clara, California facilities are located in areas of high seismic activity. We provide mass production assembly and test services solely in our Philippines facility. A fire, earthquake or other calamity resulting in significant damage to one or more of our facilities could curtail our operations. The occurrence of any such event at our Philippines facility could disrupt our mass production assembly and test services business division, which represented 33% and 38%, respectively, of our net revenues in 2003 and the six months ended June 30, 2004. We do not carry earthquake insurance, and we do not know whether our insurance would be sufficient to cover all of our potential losses or that insurance companies will honor our claims. Any disruption in our operations could seriously harm our business.

Risks Related to the Semiconductor Industry

Our business is affected by the highly cyclical nature of the semiconductor industry.

The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production overcapacity, reduced product demand and rapid erosion of average selling prices. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand, as we and our competitors are doing currently. As a result, periods of overcapacity in the semiconductor industry have frequently followed periods of increased demand. We expect this pattern to be repeated in the future. Future downturns in the semiconductor industry may be severe and could seriously harm our company.

Any decrease in the demand for automotive electronics, broadband communications equipment, computers, consumer electronics, medical electronics, or wireless or wireline communications equipment may adversely affect our financial performance and results of operations.

Our customers utilize our services and products to manufacture semiconductors for use in the automotive, broadband communications, computer, consumer electronics, medical electronics and wireless and wireline communications industries. A decrease in the demand and/or selling prices for these products would cause a decrease in the demand, and create downward pressure on the prices, for our services and products. A decrease in the demand or pricing for our services and products would adversely affect our financial performance and results of operations.

Our business plan is premised on the increasing use of outsourced services by IDMs, and our business will not be successful if this trend does not develop as we expect.

We provide a broad range of semiconductor prototyping, assembly and test services, in addition to various semiconductor support products and services used to manufacture semiconductors. Our business relies significantly on the trend towards outsourcing of assembly and test services by IDMs. In 2003, approximately 74% of our top 40 customers by net revenues were IDMs, and these IDM customers represented 55.3% of our net revenues in 2003. We believe that IDMs base their outsourcing decisions on a cost-benefit analysis and that the trend toward outsourcing will not continue if IDMs determine that they cannot reduce their costs or allocate resources and capital more efficiently by accessing independent services capacity. A shift in the current trend of outsourcing to in-house assembly and test services will harm our business.

Our business will be harmed if we are unable to compete effectively against other semiconductor assembly and test companies.

The semiconductor assembly and test business is highly competitive. Each of our business divisions competes with a number of existing companies, and we expect additional competitors to emerge in the future. Our existing and future competitors have, and will likely continue to have, significant competitive advantages, including:

•	greater financial resources and access to capital;

•	larger operations;

•	larger customer bases and more established customer relationships;

•	greater manufacturing capacity;

•	larger research and development operations;

•	larger sales and marketing staffs; and

•	longer operating histories.

As a result, these companies may be able to compete more aggressively and over a longer period of time than our company. Increased competition may result in reduced operating margins or operating losses, loss of market share and diminished value in our services and products. We do not know whether we will be able to compete successfully against our existing or future competitors.

Our business performance depends on our ability to respond to declines in average selling prices of our services and products.

The average selling prices for semiconductors have declined historically, with repercussions on the entire supply chain, including all of the businesses we participate in. Semiconductor assembly and test services are subject to severe pricing pressure that is likely to continue. Our success will depend largely on our ability to improve production efficiency, shift to high-volume and high-efficiency production lines, and focus on higher margin businesses, while reducing our raw material costs.

Risks Related to Investments in Singapore Companies

Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our Memorandum and Articles of Association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our board of directors under Singapore law may be different from those applicable to a corporation incorporated in the United States. Our shareholders may have more difficulty protecting their interests in connection with actions taken by our management, members of our board of directors or our controlling shareholders than they would as shareholders of a corporation incorporated in the United States. For example, controlling shareholders in U.S. corporations may be subject to fiduciary duties, while controlling shareholders in Singapore companies are not subject to such duties.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

Our company is incorporated under the laws of the Republic of Singapore. Many of our directors and executive officers, and some of the experts named in this prospectus, reside outside the United States. In addition, many of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult to enforce in or out of the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the U.S. securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon U.S. securities laws.

Drew & Napier LLC, Singapore counsel to our company, has advised us that there is no certainty as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States.

Singapore law and our Articles of Association contain provisions that could discourage a takeover of our company.

The Companies Act (Chapter 50) of Singapore, the Singapore Code on Takeovers and Mergers and our Articles of Association to be effective upon completion of this offering contain provisions that may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring an interest, either individually or as a member of a group, in 30% or more of our voting shares must extend a takeover offer for the remaining voting shares in accordance with the Singapore Code on Takeovers and Mergers. A takeover offer is also required to be made if a person or group holding between 30% and 50% of the voting rights acquires an additional 1% of our voting shares in any six-month period. Additionally, in accordance with the terms of our Articles of Association to be effective upon completion of this offering, at each annual meeting of shareholders the terms of at least one-third of our directors will expire and no director will hold a term for more than three years. As a result, less than a majority of our directors will be reelected at each annual meeting of shareholders. The preceding provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company at a premium above the prevailing market price.

Risks Relating to the Securities Markets and Ownership of Our Ordinary Shares

The market price for our ordinary shares may be volatile.

Prior to this offering, there has not been a public market for our ordinary shares. The initial public offering price of our ordinary shares will be determined by negotiations between representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

The trading price of our ordinary shares could be subject to fluctuations in response to a number of factors, including:

•	actual or anticipated variations in our quarterly and annual results of operations;

•	changes in general economic conditions;

•	changes in accounting principles;

•	other developments affecting us, our customers or our competitors;

•	changes in financial estimates by securities analysts;

•	the operating and stock price performance of other companies;

•	our failure to successfully integrate our operations with those of acquired companies;

•	the announcement or introduction of technological innovations;

•	conditions or trends in the semiconductor industry;

•	the perceived attractiveness of investment in Singapore companies;

•	acquisitions and alliances by us or others in our industry;

•	introduction of new services by our competitors;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.

The financial markets in the United States have experienced significant price and volume fluctuations, and market prices of shares of technology companies, particularly companies in the semiconductor industry, have been and are likely to continue to be extremely volatile. Volatility in the price of our ordinary shares may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management’s attention and resources.

New investors in our company will experience immediate and substantial dilution.

The initial offering price of the ordinary shares offered pursuant to this prospectus will be substantially higher than the per share net tangible book value of our outstanding ordinary shares. Investors who purchase ordinary shares in this offering will experience immediate dilution of approximately $4.86 per share in the net tangible net book value per ordinary share based on an assumed initial public offering price of $9.00 per share. Please see “Dilution” for additional information.

As of August 31, 2004, we had outstanding under our 2002 Equity Incentive Plan stock options covering an aggregate of 540,086 ordinary shares with an exercise price of $5.49 per share. These stock options vest over four years with 50% of the options vesting on the second anniversary of the date of grant and the remaining 50% vesting over the remaining 24 months in equal proportion on the last day of each succeeding month. In order to retain our existing employees and attract new employees, we plan to grant additional stock options under our 2004 Equity Incentive Award Plan in the future. The exercise of outstanding stock options may result in further dilution to the purchasers of ordinary shares in this offering.

An active or liquid market for our ordinary shares is not assured.

We cannot predict the extent to which an active, liquid public trading market for our ordinary shares will exist as a result of this offering. Active, liquid markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. If an active, liquid trading market does not develop, your ability to sell ordinary shares may be adversely impacted.

Five shareholders of our company own 88.9% of our voting shares. These shareholders have the ability to exercise control over important corporate matters.

As of the date of this prospectus, affiliates of 3i Group, EDB Investments, AML Trading, Ideal Harvest Enterprises and Inderjit Singh, our President and Chief Executive Officer, owned approximately 33.7%, 20.3%, 12.5%, 7.2% and 15.1%, respectively, of our voting shares. Upon completion of this offering, we expect that these shareholders will continue to collectively own approximately 46.9% or, in the event the underwriters’ over-allotment option is exercised in full, 43.8% of our ordinary shares. As a result, these shareholders, if they elect to act together, would be able to exercise significant control over many matters requiring approval by our shareholders, including the election of directors and the approval of significant corporate transactions.

Circumstances may arise in which the interests of 3i Group, EDB Investments, AML Trading, Ideal Harvest Enterprises and/or Mr. Singh, or a subsequent purchaser of the shares currently owned by one or more of them, could conflict with the interests of our other shareholders. We do not have in place, and do not plan to implement, any procedures to resolve actual or perceived conflicts of interest among our shareholders. One or more of these shareholders could delay or prevent a change of control of our company even if a transaction of that sort would be beneficial to our other shareholders.

Future sales of securities by our company or existing shareholders may decrease the price of our ordinary shares.

The market price of our ordinary shares could decline as a result of sales of a large number of ordinary shares or the perception that such sales could occur. Upon completion of this offering, we estimate that we will have an aggregate of 12,441,254 ordinary shares outstanding. Subject to customary exceptions, our company, each of our officers and directors and shareholders holding shares representing approximately 93% of our outstanding voting shares have agreed not to sell their shares without the prior written consent of CIBC World Markets Corp. for a period of 180 days following the date of this prospectus. Sales of a substantial number of ordinary shares in the public market following that period could adversely affect the price of our ordinary shares and might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may issue additional ordinary shares to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell such shares.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules of the Securities and Exchange Commission and Nasdaq, could result in increased costs to us as we evaluate the implications of any new rules and respond to their requirements. The new rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We do not plan to pay dividends on our ordinary shares in the foreseeable future.

We do not anticipate paying cash dividends to the holders of our ordinary shares in the foreseeable future. Accordingly, investors must rely on the sale of their ordinary shares after price appreciation, which may never occur, as the only way to realize a positive return on their investment. Investors seeking cash dividends should not purchase our ordinary shares.

Forward-looking statements contained in this prospectus may not be realized.

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this prospectus. We do not intend to update any of these forward-looking statements after the date of this prospectus to conform such statements to actual results.

Forward-Looking Statements

Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws. You should not rely on forward-looking statements in this prospectus. Forward-looking statements typically are identified by use of terms such as “anticipate,” “believe,” “plan,” “expect,” “future,” “intend,” “may,” “will,” “should,” “estimate,” “predict,” “potential,” “continue” and similar words, although some forward-looking statements are expressed differently. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of our markets. All forward-looking statements address matters that involve risks and uncertainties, and there are many important risks, uncertainties and other factors that could cause our actual results, as well as those of the markets we serve, levels of activity, performance, achievements and prospects to differ materially from the forward-looking statements contained in this prospectus. You should consider carefully the statements under “Risk Factors” and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise.

Use of Proceeds

We estimate that the net proceeds from the sale of the ordinary shares we are offering will be approximately $39.4 million. If the underwriters fully exercise the over-allotment option, the net proceeds of the ordinary shares we sell will be approximately $46.6 million. Net proceeds are what we expect to receive after paying the underwriting discount and other expenses of the offering. For the purpose of estimating net proceeds, we are assuming that the initial public offering price will be $9.00 per share. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

Of the net proceeds that we will receive from this offering, we expect to use approximately:

•	$9.9 million for the redemption of our outstanding redeemable A preference shares;

•	$3.7 million to repay in full principal and accrued interest under a promissory note maturing in 2004 that we issued in connection with our acquisition of ATEC. The ATEC promissory note has an outstanding principal amount of $3.5 million and accrues interest at an annual rate of 5.0%; and

•	$1.3 million for the payment of accrued dividends on our outstanding redeemable A preference shares.

We intend to use the remainder of our net proceeds for capital expenditures and general corporate purposes, including working capital. We may use a portion of our net proceeds to acquire complementary businesses, technologies, products or services, including IDM factory acquisitions, line buy-outs and line transfer programs. However, we currently have no agreements or commitments to complete any such transactions and are not in negotiations to do so.

In addition to the raising of capital, we are undertaking this offering to increase awareness of our company in the semiconductor manufacturing and test industry and to create a market for our ordinary shares, which we may use as acquisition currency in connection with any future acquisitions of complementary businesses, technologies, products or services.

The ATEC promissory note is held by AML Trading, and our redeemable A preference shares are held by affiliates of 3i Group and EDB Investments. Each of AML Trading, 3i Group and EDB Investments is an affiliate of our company. Accordingly, we plan to pay approximately $14.9 million of our net proceeds from this offering to affiliates of our company. See “Related Party Transactions.”

The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Until we use the net proceeds from this offering, we intend to invest the funds in short-term, interest-bearing, investment-grade securities.

Dividend Policy

In connection with this offering, we expect to redeem all of our outstanding redeemable A preference shares and, in connection with that redemption, to pay accrued dividends with respect to our outstanding redeemable A preference shares in the aggregate amount of $1.3 million.

We have never declared or paid any cash dividends on our ordinary shares. We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Except for accrued dividends on our outstanding redeemable A preference shares described above, we do not expect to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on a number of factors, including our results of operations, financial condition, contractual and legal restrictions and other factors our board deems relevant.

Capitalization

The following table shows our capitalization as of June 30, 2004:

•	on an actual basis;

•	on a pro forma basis to reflect receipt of an outstanding $1.5 million share subscriptions receivable that is payable prior to the completion of this offering and the conversion of all outstanding A ordinary shares into 3,574,998 ordinary shares; and

•	on a pro forma as adjusted basis to reflect the application of the net proceeds from the sale of 4,900,000 ordinary shares by us in this offering at an assumed initial public offering price of $9.00 per share after deducting the underwriting discount and estimated offering expenses payable by us.

You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	June 30, 2004

			Pro Forma As
	Actual	Pro Forma	Adjusted

	(In Thousands, Except Share Data)
Debt:
Promissory note payable	$3,500	$3,500	–
Bank loans	20,867	20,867	$20,867
Redeemable A preference shares (principal amount)	9,900	9,900	–

Shareholders’ equity:
A ordinary shares, par value $0.30 per share; 3,700,000 shares authorized and 3,574,998 shares outstanding, actual; no shares authorized and no shares outstanding, pro forma and pro forma as adjusted	1,072	–	–
Ordinary shares, par value $0.30 per share; 4,000,000 shares authorized and 3,966,256 shares outstanding, actual; 7,700,000 shares authorized and 7,541,254 shares outstanding, pro forma; 16,000,000 shares authorized and 12,441,254 shares outstanding, pro forma as adjusted	1,189	2,261	3,732
Additional paid in capital	31,853	31,853	69,745
Accumulated other comprehensive income (loss)	(229)	(229)	(229)
Subscriptions receivable	(1,500)	–	–
Retained deficit	(14,025)	(14,025)	(14,025)

Total shareholders’ equity	18,360	19,860	59,223

Total capitalization	$52,627	$54,127	$80,090

The table above excludes, as of June 30, 2004:

•	540,086 ordinary shares issuable upon exercise of outstanding stock options with an exercise price of $5.49 per share; and

•	548,666 ordinary shares reserved for issuance upon exercise of stock options available for future grant under our 2004 Equity Incentive Award Plan.

Dilution

Our net tangible book value on June 30, 2004 was approximately $10.6 million, or $0.48 per ordinary share, without giving effect to the 1-for-3 reverse split of our ordinary shares that we will effect prior to completion of this offering. Net tangible book value is total assets minus the sum of liabilities, intangible assets and goodwill. Net tangible book value per ordinary share is net tangible book value divided by the total number of ordinary shares outstanding.

Our pro forma net tangible book value on June 30, 2004 was approximately $12.1 million, or $0.54 per ordinary share, without giving effect to the 1-for-3 reverse split of our ordinary shares that we will effect prior to completion of this offering. The adjustments made to determine pro forma net tangible book value are:

•	an increase in total assets to reflect receipt of an outstanding $1.5 million share subscriptions receivable that is payable prior to the completion of this offering; and

•	the conversion of all outstanding A ordinary shares into 3,574,998 ordinary shares.

After giving effect to adjustments relating to the offering, our pro forma as adjusted net tangible book value on June 30, 2004 would have been $51.5 million, or $1.38 per ordinary share, without giving effect to the 1-for-3 reverse split of our ordinary shares that we will effect prior to completion of this offering. The adjustments made to determine pro forma as adjusted net tangible book value per ordinary share are:

•	an increase in total assets to reflect receipt of our net proceeds from the offering as described under “Use of Proceeds”; and

•	the addition of the number of ordinary shares offered by our company under this prospectus to the number of ordinary shares outstanding.

The following table illustrates the pro forma as adjusted increase in net tangible book value and the dilution to new investors both without, and after giving effect to, the 1-for-3 reverse split of our ordinary shares that we will effect prior to completion of this offering:

	Without		After
	Reverse Split		Reverse Split

Assumed initial public offering price per ordinary share		$3.00		$9.00
Net tangible book value per ordinary share as of June 30, 2004	$0.48		$1.45
Increase in net tangible book value per ordinary share attributable to the receipt of share subscriptions receivable and conversion of all outstanding A ordinary shares into 3,574,998 ordinary shares	0.06		0.16
Increase in net tangible book value per ordinary share attributable to the offering	0.84		2.53

Pro forma as adjusted net tangible book value per ordinary share as of June 30, 2004		1.38		4.14

Dilution per share to new investors in this offering		$1.62		$4.86

The following table shows the difference between existing shareholders and new investors with respect to the number of shares purchased from us, the total consideration paid and the average price paid per ordinary share. The table assumes that the initial public offering price will be $9.00 per share.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Number	Percent	Per Share

Existing shareholders(1)	7,541,254	60.6%	$34,291,000	43.7%	$4.55
New investors(1)	4,900,000	39.4	44,100,000	56.3	$9.00

Total	12,441,254	100.0%	$78,391,000	100.0%

(1)	Does not give effect to the sale of ordinary shares by the selling shareholders.

The tables above exclude, as of June 30, 2004:

•	540,086 ordinary shares issuable upon exercise of outstanding stock options with an exercise price of $5.49 per share; and

•	548,666 ordinary shares reserved for issuance upon exercise of stock options available for future grant under our 2004 Equity Incentive Award Plan.

Assuming the exercise in full of all stock options outstanding as of June 30, 2004, dilution per share to new investors in this offering would decrease by $0.05 to $4.81, after giving effect to the 1-for-3 reverse split of our ordinary shares that we will effect prior to completion of this offering. If the underwriters exercise their over-allotment option in full, dilution per share to new investors in this offering would be $4.59, after giving effect to the 1-for-3 reverse split of our ordinary shares that we will effect prior to completion of this offering.

Assuming the exercise in full of all stock options outstanding as of June 30, 2004, the number of shares purchased by existing shareholders would increase by 540,086 shares to 8,081,340 shares, total consideration paid by them would increase by approximately $2,966,000 to $37,257,000, and the average price per share paid by them would increase by $0.06 per share to $4.61 per share. If the underwriters exercise their over-allotment option in full, the percentage of shares held by existing shareholders and new investors upon completion of this offering will be 56.7% and 43.3%, respectively.

Selected Consolidated Financial Data

The following table presents selected consolidated financial data. The selected consolidated financial data for the fiscal years ended April 30, 1999, 2000 and 2001 and for the period from May 1, 2001 to December 18, 2001 and as of April 30, 1999, 2000 and 2001 is derived from the unaudited financial statements of our predecessor. The selected consolidated financial data for the period from July 7, 2001 (date of incorporation) to December 31, 2001 and the years ended December 31, 2002 and 2003 and as of December 31, 2001, 2002 and 2003 is derived from our audited consolidated financial statements. The selected consolidated financial data for the six months ended June 30, 2003 and 2004 and as of June 30, 2004 is derived from our unaudited consolidated financial statements. You should read this data together with our audited consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the operating results that may be expected in the future.

Our company was incorporated on July 7, 2001. We acquired Viko Technology, Inc., or Viko, in December 2001 for consideration of $32.0 million, comprised of cash and a promissory note payable over two years. We did not have significant operations prior to our acquisition of Viko. Under applicable SEC rules, Viko is considered to be our predecessor for financial reporting purposes, and its results are presented herein for the period prior to the acquisition in order to reflect operating history for the entire five-year period ended December 31, 2003. The unaudited predecessor financial data presented below does not include the effect of adjustments to the carrying amount of assets and liabilities made by us to reflect the acquisition of Viko on December 18, 2001.

In connection with our acquisition of Viko, the assets and liabilities of Viko were recorded at their estimated fair values as of December 19, 2001. As a result, the financial information for the periods after the Viko acquisition are presented on a cost basis, which is not comparable to the cost basis of Viko prior to the acquisition. Prior to our acquisition of Viko, Viko’s fiscal year ended on April 30 of each year. Our financial statements for 2001 consist of:

•	statements of operations and cash flows of Viko, as predecessor, for the period from May 1, 2001 to December 18, 2001;

•	consolidated statements of operations and cash flows of our company for the period from July 7, 2001 (date of incorporation) to December 31, 2001; and

•	a consolidated balance sheet of our company, which includes the assets and liabilities of Viko, as of December 31, 2001.

In December 2002, we acquired Automated Technology (Phil.) Inc., or ATEC, for consideration of $15.0 million, comprised of a combination of cash, a promissory note payable over two years, the issuance of ordinary shares and stock options, and direct transaction costs. Under applicable SEC rules, ATEC is considered to be a significant subsidiary for financial reporting purposes. Accordingly, its audited financial statements for the period prior to the acquisition (from January 1, 2002 to December 18, 2002) are included elsewhere in this prospectus.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Acquisitions” for a description of these acquisitions and their accounting treatment.

	Predecessor (Unaudited)
					Period from
					July 7, 2001
				Period from	(date of
	Fiscal Year Ended			May 1, 2001	incorporation)	Year Ended		Six Months Ended
	April 30,			to	to	December 31,		June 30,
				December 18,	December 31,
	1999	2000	2001	2001	2001	2002	2003	2003	2004

	(In Thousands, Except Share and Per Share Data)

								(Unaudited)
Consolidated Statements of Operations Data:
Net revenues	$27,059	$38,905	$45,449	$20,918	$890	$32,685	$54,891	$26,744	$31,013
Cost of revenues	20,695	28,365	33,528	19,043	746	34,547	44,821	21,699	25,171

Gross income (loss)	6,364	10,540	11,921	1,875	144	(1,862)	10,070	5,045	5,842
Operating expenses	5,262	7,056	6,623	3,951	2,764	9,817	10,296	4,565	5,314

Operating income (loss)	1,102	3,484	5,298	(2,076)	(2,620)	(11,679)	(226)	480	528
Interest income (expense), net	281	(31)	(674)	(492)	(21)	(2,062)	(1,946)	(944)	(893)
Foreign currency exchange gain (loss)	11	3	–	(3)	11	(85)	(2)	(13)	(3)
Other non-operating income (loss), net	1,448	(557)	823	(509)	1	44	13	(1)	409

Income (loss) before income taxes	2,842	2,899	5,447	(3,080)	(2,629)	(13,782)	(2,161)	(478)	41
Income tax benefit (expense)	(418)	(644)	(1,756)	1,184	18	4,620	(111)	(25)	(235)

Income (loss) from continuing operations	$2,424	$2,255	$3,691	$(1,896)	$(2,611)	$(9,162)	$(2,272)	$(503)	$(194)
Income from discontinued operations(1)	–	–	–	–	–	24	224	132	–
Cumulative effect adjustment(2)	–	–	–	–	–	–	(34)	–	–

Net income (loss)	$2,424	$2,255	$3,691	$(1,896)	$(2,611)	$(9,138)	$(2,082)	$(371)	$(194)

Redeemable A preference share dividends	–	–	–	–	–	(420)	(248)	(248)	–

Net income (loss) attributable to ordinary shareholders	$2,424	$2,255	$3,691	$(1,896)	$(2,611)	$(9,558)	$(2,330)	$(619)	$(194)

Basic and diluted net income (loss) from continuing operations per ordinary share(3)					$(0.50)	$(0.67)	$(0.12)	$(0.03)	$(0.01)

Basic and diluted net income (loss) per ordinary share (3)					$(0.50)	$(0.67)	$(0.11)	$(0.02)	$(0.01)

Number of ordinary shares used in computing basic and diluted net income (loss) per ordinary share(3)					5,197,977	14,302,000	20,491,000	20,276,000	21,927,000

	As of April 30,			As of December 31,			As of
							June 30,
	1999	2000	2001	2001	2002	2003	2004
Consolidated Balance Sheet Data:

	(In Thousands)
							(Unaudited)

	(Unaudited)
Cash and cash equivalents	$450	$20	$4,532	$14,946	$12,590	$7,265	$3,597
Working capital (deficit)	7,769	7,941	11,586	4,801	627	4,325	(5,816)
Total assets	20,793	35,297	39,983	57,787	77,100	64,459	66,708
Bank loans	61	7,518	12,946	11,404	22,502	23,000	20,867
Promissory note payable and redeemable A preference shares (principal amounts)(4)	–	–	–	20,100	23,400	13,400	13,400
Shareholders’ equity	16,372	19,707	21,852	18,001	18,064	18,708	18,360

(1)	In accordance with the requirements of SFAS 144, the results of ATEC’s discontinued operations, less applicable income taxes or benefits, are presented as a separate component of income before the cumulative effect adjustment.
(2)	Cumulative effect adjustment arises from the adoption of SFAS 150 effective July 1, 2003 on our redeemable A preference shares. The difference between the fair market value of these shares and their carrying amount as of July 1, 2003 is recorded as an adjustment loss. The impact of adopting SFAS 150 was to increase interest expense and net loss by $248 and basic and diluted net loss per ordinary share by $0.01 for the year ended December 31, 2003 and to increase interest expense and net loss by $255 and basic and diluted net loss per ordinary share by $0.01 for the six months ended June 30, 2004.
(3)	Does not reflect a 1-for-3 reverse split of our ordinary shares that we will effect prior to completion of this offering.
(4)	Excludes $1,163 dividend payable on the redeemable A preference shares and $88 of accrued interest on the promissory note as of June 30, 2004. The amounts shown as of December 31, 2001, 2002 and 2003 also exclude accrued dividends on the redeemable A preference shares and accrued interest on the promissory notes payable.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors,” “Forward-Looking Statements” and elsewhere in this prospectus.

Overview

We engage customers early in their semiconductor design and prototyping phase by offering value-added test engineering and prototyping services from locations close to our customers. These services are generally performed on a quick-turn basis on a relatively small quantity of prototypes. Subsequently, when our customers’ products are released into mass production, we offer full turnkey mass production assembly and test services at a cost-effective location in the Philippines. Due to the larger volumes, the mass production assembly and test market provides a greater revenue opportunity than the prototype and pre-production test market. We seek to capitalize on our customer relationships formed during the early stages of the semiconductor manufacturing process to convert our prototype and pre-production services customers into mass production assembly and test services customers. This effect, which we refer to as “gearing,” is an important element of our strategy. We believe that our capability to offer an end-to-end solution to our customers can significantly reduce their time-to-market and cost, and can provide us with an advantage in securing preferred vendor status for subsequent volume production opportunities.

In December 2001, we acquired all of the outstanding shares of Viko Technology, Inc., or Viko, for consideration of $32.0 million, comprised of cash and a promissory note payable over two years. Viko commenced operations in 1975, operates facilities located in Northern California and Austin, Texas, and provides prototype and pre-production test services and semiconductor support products and services. Prototype and pre-production test services typically are provided during semiconductor development and include test program development, device testing and characterization, burn-in and reliability testing, and failure analysis services. Our more than 50 prototype and pre-production test services customers require quick-turn capability with a high degree of engineering support. Our prototype and pre-production test services division revenues depend primarily on the level of new product development activities by our customers and demand for new products in the industries in which their products are utilized.

Semiconductor support products and services are utilized by our customers during the prototyping stage of semiconductor development. These products and services include the design, manufacture and sale of burn-in boards and ovens used in reliability screening and stress testing procedures, quick-turn contract manufacturing, and printed circuit board, or PCB, fabrication services. We provide semiconductor support products and services to more than 200 customers. These services complement our business model of offering an end-to-end solution to our customers, which we believe is important to a number of our prototype and pre-production test services customers because it can reduce their time to market and costs. In 2003 and the six months ended June 30, 2004, customers that accounted for over 60% of our net revenues generated by our prototype and pre-production test services division also utilized our semiconductor support products and services.

In December 2002, we acquired all of the outstanding shares of Automated Technology (Phil.) Inc., or ATEC, for consideration of $15.0 million, comprised of a combination of cash, a promissory note payable over two years, the issuance of ordinary shares and stock options, and direct transaction costs. ATEC commenced operations in the Philippines in 1996 and provides mass production assembly and test services. Mass production assembly and test services include wafer probing, assembly, final testing and drop shipment in the volume production stage. Our more than 30 mass production assembly and test services customers require volume assembly and test capability with generally longer lead times than our prototype and pre-production test services division. Our mass production assembly and test services division revenues depend on demand for our customers’ semiconductor products, the cyclical nature of the semiconductor industry and, because many of our mass production assembly and test services customers are integrated device manufacturers, or IDMs, that operate their own manufacturing facilities, the outsourcing strategies of our customers.

Substantially all of our mass production assembly and test services revenues to date have been derived from the provision of assembly services. We intend to capitalize on our strong prototype and pre-production test services expertise to offer mass production test services to our customers as part of an end-to-end solution. During 2003 and the first half of 2004, we implemented several initiatives designed to enable us to execute our gearing strategy and to provide an end-to-end solution to our customers, including establishing additional test capabilities for both existing and potential customers, extending our package portfolio to better match the requirements of our prototype and pre-production test customers and marketing these capabilities to our customers. As a result, we expect the percentage of our net revenues generated from mass production test services to increase in future periods. As of June 30, 2004, we were providing mass production test services for three customers.

In 2003, we focused our activities primarily on the generation of cash to pay down the promissory notes issued in connection with the Viko and ATEC acquisitions in 2001 and 2002, respectively. We paid down $10.0 million of the $13.5 million principal that was outstanding on these notes as of December 31, 2002. Consistent with this strategy, we reduced capital expenditures from $10.4 million in 2002 to $3.5 million in 2003. We have since resumed capital spending in the fourth quarter of 2003 and plan capital expenditures of at least $15.0 million in 2004.

We expect that a majority of our future growth and capital investments will be in our mass production assembly and test services division.

Financial Operations Overview

Our functional currency is the U.S. dollar. Income and expenses in other currencies are converted into U.S. dollars at the rates of exchange on the transaction date. Monetary assets and liabilities denominated in other currencies are converted into U.S. dollars at the rates prevailing on each balance sheet date, with translation gains and losses reflected in our income statements.

All of our revenues are denominated in U.S. dollars, and our operating expenses are generally incurred in U.S. dollars, Philippine pesos, Singapore dollars, Japanese yen and Indian rupees. We experience foreign currency exchange translation gains and losses arising principally from fluctuations in exchange rates among the U.S. dollar, the Singapore dollar and the Philippine peso.

Net Revenues

Net revenues represent the invoiced value of products shipped or services rendered, excluding goods and services tax, and discounts. Revenue is recognized upon shipment provided that title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement between us and the customer as to the specific terms of the agreed upon sale, the fee is fixed or determinable and collection of the revenue is reasonably assured.

During 2003 and the six months ended June 30, 2004, our top five customers accounted for 32.1% and 37.6%, respectively, of our net revenues. All of these customers have been customers of our company or the acquired businesses for at least three years. One of these customers accounted for 12.8% and 13.9%, respectively, of our net revenues in 2003 and the six months ended June 30, 2004. No other customer accounted for more than 10% of our net revenues in 2003 or the six months ended June 30, 2004. We anticipate that we will continue to depend on a small number of customers for a significant portion of our net revenues for the foreseeable future.

Cost of Revenues

Our cost of revenues is comprised of depreciation and amortization expenses, raw materials, direct labor expenses and production overhead costs.

The provision of test services, during both the prototype and mass production stages, is highly capital intensive. In order to grow and remain competitive, we must invest in advanced test platforms required to test our customers’ new products. Each test system, which includes a tester and one or more pieces of handling equipment, typically costs $300,000 to $3.0 million or more. The provision of assembly services is moderately capital intensive, with each wire bonder typically costing approximately $125,000. We depreciate equipment using the straight line method based on our estimate of its useful life.

In addition to depreciation and amortization, for our prototype and pre-production test services division, cost of revenues consists primarily of direct labor expenses and overhead costs, as raw material purchases are not significant in this business. In our mass production assembly and test services division and semiconductor support products and services division, cost of revenues (excluding depreciation and amortization expenses) is comprised primarily of raw materials and overhead costs.

Operating Expenses

Operating expenses are comprised of selling, marketing, general and administrative expenses, asset impairment losses, stock-based compensation and research and development expenses. Our selling, marketing, general and administrative expenses are comprised primarily of payroll and related expenses and general business costs. We recognize stock-based compensation expense on stock options granted with an exercise price below the estimated fair market value of the underlying shares on the date of grant. Under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” the excess of estimated fair market value over the exercise price is accounted for as compensation expense, which is amortized over the vesting period depending on continued employment of the optionees. Stock-based compensation expenses are allocated primarily to selling, general and administrative expenses. Our stock-based compensation expense was $46,000 and $81,000 in 2003 and the six months ended June 30, 2004, respectively.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If an asset is deemed to be impaired, the impairment loss is measured as the amount by which the carrying value of the asset exceeds its fair value.

We had no research and development expenses in 2002, 2003 or the six months ended June 30, 2004. In our prototype and pre-production test services division, we classify engineering expenses, such as software program development and test hardware design, as cost of revenues, as these services form part of our direct costs associated with our core business of providing product development services. Although we have had no research and development expenses in our mass production assembly and test services division in the past, we expect to incur such expenses in the future.

Finance Expenses

Our finance expenses are comprised of interest charges on outstanding bank overdraft and term loans and promissory notes. As of June 30, 2004, we had $1.2 million of outstanding bank overdrafts and the outstanding principal balance of our bank term loans was $19.7 million. Costs associated with the refinancing of bank debt are also included as part of finance expenses.

We have incurred interest charges on promissory notes issued as purchase consideration in connection with acquisitions. As of June 30, 2004, the outstanding principal on the promissory note issued in connection with our acquisition of ATEC was $3.5 million, and the Viko promissory note had been repaid in full. We expect to use a portion of our net proceeds from this offering to repay in full the outstanding principal and accrued interest under the ATEC promissory note. Effective July 1, 2003, we adopted SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” with respect to our redeemable A preference shares. Under SFAS 150, our redeemable A preference shares are recognized as debt on our balance sheet while the dividend payable is recognized as interest expense. As a result, interest expense, accreted at the rate implicit in the terms governing the redemption of these shares and associated dividends, is also included in finance expenses from July 2003.

Income Taxes

We are taxed in accordance with the prevailing tax rates in the countries where we conduct operations. Our effective tax rates depend principally on the aggregate of the effective tax rates applicable at our operating subsidiaries. The effective tax rates at our subsidiaries may differ from the amounts determined by applying the applicable statutory income tax rates to our profit before taxation due to a number of factors, including expenses that are not deductible for tax purposes, the use of different useful lives of equipment for tax purposes and applicable tax incentives that may be granted by local, state, federal or foreign tax authorities.

Our operations are conducted principally in the United States and Philippines. The statutory corporate tax rate for our U.S. subsidiary is 34.0% at the federal level and 8.8% at the state level. ATEC, our Philippines subsidiary, is registered with the Philippine Economic Zone Authority, or PEZA, as a non-pioneer Economic Zone Export Enterprise engaged in the manufacture of semiconductor parts and electronics components for export. As a result, ATEC is subject to 5.0% special tax rate on gross income in lieu of all national and local taxes in the Philippines. As a PEZA registrant, ATEC may apply for tax incentives on qualifying projects, including an income tax holiday for a specified duration. We plan to apply for tax incentives for projects currently being undertaken.

Seasonality

Historically, our revenues have not been seasonal. As the revenues generated by our mass production assembly and test services division increase in the future, however, the seasonality of our business will increasingly reflect the seasonality of our customers’ businesses.

Acquisitions

Viko

In December 2001, we acquired all of the outstanding shares of Viko for $32.0 million, comprised of $20.0 million in cash and a $12.0 million promissory note with staggered payment terms over two years. The Viko promissory note accrued interest at an annual rate of 5% in 2002 and 10% in 2003. As of December 31, 2003, we had repaid in full the Viko promissory note.

The Viko acquisition was accounted for under the purchase method of accounting for business combinations. Accordingly, the acquisition cost was allocated to underlying net assets, including intangibles, in proportion to their respective fair values. The excess of the purchase price over the estimated fair value of net assets acquired was recorded as goodwill. In accordance with SFAS 141, “Accounting for Business Combinations,” we determined goodwill from the Viko acquisition to be $7.5 million, while another $0.2 million of intangible assets, which are amortized over three years, were separately identified.

ATEC

In December 2002, we acquired all of the outstanding shares of ATEC for $15.0 million, comprised of $1.5 million in cash, a promissory note payable over two years with a fair value of $7.1 million, the issuance of ordinary shares with a fair value of $5.1 million, the issuance of stock options to employees of ATEC with a fair value of $0.4 million and $0.9 million of direct transaction costs.

The ATEC promissory note had an original principal amount of $6.5 million payable over two years. The note is unsecured and accrues interest on the outstanding principal amount at an annual rate of 5%, provided that in the event of a default, the annual interest rate on the defaulted amount increases to 10%. There is no prohibition against, nor any penalty associated with, early retirement of the note. As of August 31, 2004, the outstanding principal under the ATEC promissory note was $3.5 million, with $1.5 million payable in October 2004 and $2.0 million payable in December 2004. We expect to use a portion of our net proceeds from this offering to repay in full the ATEC promissory note and accrued interest. The promissory note also includes additional consideration of $0.6 million embedded in an operating lease. ATEC’s facilities are rented from an entity owned by the holder of the promissory note. This additional consideration represents, in present value terms, the difference between the prevailing rental on the facilities and the independently-assessed fair market value rental of those facilities, over the two-year period that the promissory note remains outstanding. The terms of our acquisition transaction provide that the contractual rental rates prevailing at the time of acquisition shall continue to apply post-acquisition, with the rental rates immediately reduced to the fair market value upon full payment of the principal amount of the promissory note.

The ATEC acquisition was accounted for under the purchase method of accounting for business combinations. No goodwill arose from the acquisition. The fair value of ATEC’s net assets, including $0.5 million of separately identifiable intangible assets in respect of customer contracts, was $15.0 million.

Prior to completion of the acquisition transaction in December 2002, ATEC discontinued its operations with respect to power semiconductors in November 2002. ATEC subsequently discontinued its glass diodes operations in September 2003. Power semiconductors accounted for $3.4 million of ATEC’s revenues in 2002, and glass diodes accounted for $6.6 million and $2.8 million of ATEC’s revenues in 2002 and 2003, respectively. In conjunction with the discontinuation of these products, we shifted the emphasis of ATEC’s business to multi-chip packages, or MCP, chip-scale packages, or CSP, and the provision of test services. We believe these technologies provide more significant growth and margin opportunities to our company. In conformity with the requirements of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the results of ATEC’s discontinued operations, less applicable income taxes or benefits, are presented as a separate component of income before the cumulative effect adjustment.

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Some of these require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Below, we identify and discuss our most critical accounting policies which involve our more significant judgments and estimates used in the preparation of our financial statements.

Impairment of Long-Lived Assets

We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant under-performance of a business or product line in relation to expectation, significant negative industry or economic trends and significant changes or planned changes in our use of the assets. Recoverability of assets is measured by comparing the carrying amount of the asset to the related total future net cash flows. If the asset is not recoverable through the projected cash flows, the asset is considered impaired. The impairment is measured by the difference between the asset’s carrying amount and its fair value. The estimate of such fair value is inherently subjective, but we make estimates based on the best information available, including market prices and discounted cash flow analysis.

Depreciation of Long-Lived Assets

We operate in a capital intensive industry. A major component of our cost is depreciation expense, the majority of which relates to test equipment. Depreciation of our test equipment is provided on a straight-line basis over its estimated useful life, which is the period over which we expect to derive economic benefits from its usage. Prior to our acquisition of ATEC in December 2002, we estimated the useful life of our test equipment to be five years. At that time, we only provided prototype and pre-production test services, which require use of the most technologically advanced capital equipment. Following our acquisition of ATEC, we began to also provide mass production test services at a cost-effective location. We believe that test platforms that are no longer suitable for prototype and pre-production test services can continue to meet the requirements of customers at the mass production stage. We have implemented an ongoing procedure of transferring equipment used to provide prototype and pre-production test services to the provision of mass production assembly and test services. As a result, in 2003 we revised our estimate of the useful life of our test equipment from five years to seven years. Our other types of equipment have useful lives of three to eight years.

We routinely review the remaining estimated useful lives of our property, plant and equipment to determine if these lives should be adjusted due to changes in technology, production techniques or customer demand. In the event that we determine the useful lives of assets to be shorter than we had originally estimated, we accelerate the rate of depreciation charges in order to fully depreciate the assets over their new shorter useful lives.

Acquisition Accounting Policies

We have actively pursued business acquisitions to expand our global reach, manufacturing capacity and service offerings and to diversify and strengthen customer relationships. In accordance to SFAS 141, “Business Combinations,” all of our acquisitions have been accounted for using the purchase method of accounting for business combinations. SFAS 141 requires that all assets and liabilities of the acquired entity be revalued to fair value and all identifiable intangible assets, including in-process research and development, be valued and separately reported. Fair value is the amount at which an asset or liability can be purchased (or incurred) or sold (or settled) in a transaction at the time of the acquisition between willing parties (that is, other than in a forced or liquidation sale). The determination of fair value requires the need to make estimates of matters that can be inherently subjective, especially in the absence of observed market transactions of comparable assets or liabilities at the time of the acquisition. Other areas requiring significant management estimates include the assessment of asset estimated useful lives and the measurement of share-based and other non-cash consideration. No in-process research and development was identified in respect of our acquisitions of Viko and ATEC.

Impairment of Goodwill

The excess of the purchase price paid in connection with an acquisition over the estimated fair value of the net identifiable tangible and intangible assets acquired is recorded as goodwill. As of June 30, 2004, goodwill from our acquisition of Viko was $7.5 million. No goodwill arose from our acquisition of ATEC.

We perform an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the recorded goodwill is impaired. This review is carried out at the reporting unit level. The reporting unit is a business for which discrete financial information is available and regularly reviewed by management. Our rationale for acquiring Viko was our strategy to develop a prototype and pre-production test services capability. Accordingly, all goodwill in connection with the Viko acquisition was allocated to the prototype and pre-production test services division, which meets the definition of a reporting unit. We compare the fair value of the reporting unit to its carrying value, including the goodwill related to the reporting unit. To determine the fair value, we use the income method based on a discounted future cash flow approach that utilizes estimates, including the following for the reporting units: revenues, based on assumed growth rates; estimated costs; and the appropriate discount rates. As a result of these reviews, no goodwill impairment was required in 2002 or 2003. We may incur charges for the impairment of goodwill in the future if we fail to achieve the assumed growth rates or gross margins or if interest rates increase significantly.

Revenue Recognition

Net revenues represent the invoiced value of products delivered or services rendered, excluding goods and services tax, and discounts. Revenue is recognized upon shipment provided that title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement between us and the customer as to the specific terms of the agreed upon sale, the fee is fixed or determinable and collection of the revenue is reasonably assured.

We derive revenues from prototype and pre-production test services, mass production assembly and test services, and semiconductor support products and services. Sales arrangements include the sale of most products and services on a standalone basis. Products and services are also frequently combined in multiple-element sales arrangements. Individual elements are either combined into a single unit of accounting or treated as separate units of accounting, depending on whether they meet specified criteria.

A delivered item is treated as a separate unit of accounting if it has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered items, and performance or delivery of any undelivered services or products is probable and substantially under our control. Effective July 1, 2003, these criteria are applied consistently with the requirements of FASB Emerging Issues Task Force, or EITF, Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Prior to July 1, 2003, the criteria were applied consistently with the requirements in SEC Staff Accounting Bulletin 101, “Revenue Recognition.”

Typical multiple-element arrangements include:

•	Cross-services multiple-element arrangements. Customers who utilize our prototype and pre-production test services may also utilize our semiconductor support products and services for the provision of burn-in boards or burn-in services. Other customers utilize our quick-turn PCB fabrication services and may also subsequently use our contract manufacturing services. Some prototype and pre-production test services customers may also utilize our mass production assembly and test services.

•	Intra-services multiple element arrangements. Customers of our mass-production assembly and test services may require full turnkey assembly and test services.

Individual elements of cross-services multiple-element arrangements are generally treated as separate units of accounting because they meet the criteria listed above and revenues are billable upon completion of each element and are not contingent upon the completion of other elements in such arrangements. Arrangement consideration is allocated to the units of accounting using the relative fair value method, which generally equals the quoted prices for individual elements. Relative fair values are determined using the prices of elements when sold on a standalone basis. Combined mass production assembly and test services revenue is recognized upon completion and delivery of the entire arrangement because until then the revenue is not billable, and is therefore contingent.

Allowances for Doubtful Receivables

We make estimates of the collectibility of our accounts receivable. We review accounts receivable on a periodic basis and make specific provisions when there is doubt as to collectibility of an individual receivable balance. In evaluating the collectibility of a specific receivable balance, we consider the age of the balance, the customer’s payment history and creditworthiness and current economic trends. We believe that we have adequately managed our credit risk through this evaluation process, credit policies, credit control and collection procedures. A significant change in the liquidity or financial position of any one customer could make it more difficult to collect our accounts receivable and require us to increase our allowance for doubtful debt, which could have a material adverse impact on our consolidated financial position, results of operation and cash flows.

Results of Operations

The following table sets forth certain operating data for the periods indicated:

	Period from
	July 7, 2001 (date	Year Ended			Period from	Year Ended
	of incorporation)	December 31,		Six Months	July 7, 2001 (date	December 31,		Six Months
	to December 31,			Ended	of incorporation)			Ended
	2001	2002	2003	June 30, 2004	to Dec. 31, 2001	2002	2003	June 30, 2004

	(In Thousands)				(In Thousands)
				(Unaudited)				(Unaudited)
Net revenues:
Prototype and pre-production test services and semiconductor support products and services	$890	$31,784	$36,590	$19,324	100.0%	97.2%	66.7%	62.3%
Mass production assembly and test services	–	901	18,301	11,689	0.0%	2.8%	33.3%	37.7%

Total net revenues	$890	$32,685	$54,891	$31,013	100.0%	100.0%	100.0%	100.0%
Cost of revenues	746	34,547	44,821	25,171	83.8%	105.7%	81.7%	81.2%

Gross income (loss)	144	(1,862)	10,070	5,842	16.2%	(5.7)%	18.3%	18.8%
Operating expenses:
Selling, general and administrative	2,764	7,672	9,822	5,314	310.6%	23.5%	17.9%	17.1%
Asset impairments	–	2,145	474	–	0.0%	6.6%	0.9%	0.0%

Operating income (loss)	(2,620)	(11,679)	(226)	528	(294.4)%	(35.7)%	(0.4)%	1.7%
Interest income (expense), net	(21)	(2,062)	(1,946)	(893)	(2.4)%	(6.3)%	(3.5)%	(2.9)%
Foreign currency exchange gain (loss)	11	(85)	(2)	(3)	1.2%	(0.3)%	0.0%	0.0%
Other non-operating income (loss), net	1	44	13	409	0.1%	0.1%	0.0%	1.3%

Income (loss) before income taxes	(2,629)	(13,782)	(2,161)	41	(295.4)%	(42.2)%	(3.9)%	0.1%
Income tax benefit (expense)	18	4,620	(111)	(235)	2.0%	14.1%	(0.2)%	(0.7)%
Income from discontinued operations	–	24	224	–	0.0%	0.1%	0.4%	0.0%
Cumulative effect adjustment	–	–	(34)	–	0.0%	0.0%	(0.1)%	0.0%

Net income (loss)	$(2,611)	$(9,138)	$(2,082)	$(194)	(293.4)%	(28.0)%	(3.8)%	(0.6)%

     Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003 (Unaudited)

Net Revenues. Net revenues increased to $31.0 million in the six months ended June 30, 2004 from $26.7 million in the six months ended June 30, 2003, representing an increase of 16.0%. This increase was primarily due to increased demand for mass production assembly and test services, particularly from customers requiring full turnkey assembly and test services. Mass production assembly and test services revenue grew by 35.8% to $11.7 million in the six months ended June 30, 2004 from $8.6 million in the six months ended June 30, 2003. Test services represented 5.6% of our mass production assembly and test services division net revenues in the six months ended June 30, 2004, compared to 2.3% in the six months ended June 30, 2003, primarily as a result of our strategy to offer mass production test services and expenditures for capital equipment, particularly test equipment. Net revenues from prototype and pre-production test services and semiconductor support products and services increased by 6.5% over the same period in the prior year driven by increasing customer demand for quick-turn prototyping services primarily as a result of improving semiconductor industry conditions.

Cost of Revenues. Cost of revenues increased to $25.2 million in the six months ended June 30, 2004 from $21.7 million in the six months ended June 30, 2003, representing an increase of 16.0%. Cost of revenues as a percentage of net revenues was essentially unchanged at 81.2% and 81.1% in the six months ended June 30, 2004 and June 30, 2003, respectively. In our mass production assembly and test services division, cost of revenues as a percentage of net revenues decreased to 84.1% from 88.4% between these periods as a result of increased asset utilization and our focus on higher margin, full turnkey test and assembly business. In our prototype and pre-production test services and semiconductor support products and services divisions, cost of revenues as a percentage of net revenues increased to 79.4% from 77.7% between these periods, primarily due to a $0.2 million write-off of customized inventory related to a former customer of our semiconductor support products and services division.

Gross Income (Loss). Gross income increased to $5.8 million in the six months ended June 30, 2004 from $5.0 million in the six months ended June 30, 2003. Gross margin was essentially unchanged at 18.8% and 18.9%, respectively, for the six months ended June 30, 2004 and June 30, 2003.

Operating Expenses. Operating expenses consist of selling, general and administrative, or SG&A, expense and asset impairments. SG&A expense increased to $5.3 million in the six months ended June 30, 2004 from $4.6 million in the six months ended June 30, 2003. This increase was primarily due to an increase in hiring and overhead expenses associated with our revenue growth. SG&A expense for the six months ended June 30, 2004 also includes a $0.3 million allowance for bad debts related to a former customer of our semiconductor support products and services division. SG&A expense as a percentage of net revenues was unchanged at 17.1% in both periods.

Operating Income. Operating income was unchanged at $0.5 million for both periods.

Interest Income (Expense), Net. Net interest expense was $0.9 million for the six months ended June 30, 2003 and 2004. As we repaid in the second and third quarters of 2003 a portion of the outstanding balance of promissory notes issued in connection with our acquisitions of Viko and ATEC, our interest expense decreased. This decrease in interest expense was offset by an increase in interest expense resulting from our adoption of SFAS 150 effective July 1, 2003, which requires us to recognize dividends payable on our outstanding redeemable A preference shares as interest expense.

Other Non-operating Income. In the six months ended June 30, 2004, we realized a gain of $0.4 million from the sale of marketable securities.

Income (Loss) Before Income Taxes. Income (loss) before income taxes increased to a profit of $41,000 in the six months ended June 30, 2004 from a loss of $0.5 million in the six months ended June 30, 2003.

Income Tax Expense. Income tax expense increased to $0.2 million in the six months ended June 30, 2004 from $25,000 in the six months ended June 30, 2003.

Net Loss. Net loss decreased to $0.2 million in the six months ended June 30, 2004 from $0.4 million in the six months ended June 30, 2003.

     Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Revenues. Net revenues increased to $54.9 million in 2003 from $32.7 million in 2002, representing an increase of 67.9%. This increase was primarily due to an increase of $17.4 million of revenues in 2003 generated from mass production assembly and test services resulting from our acquisition of ATEC in December 2002. Revenues generated from prototype and pre-production test services and semiconductor support products and services increased by $4.8 million primarily due to improvement in the industry environment for a number of our customers and an increase in demand for prototype test services, particularly in radio frequency, or RF, testing.

Cost of Revenues. Cost of revenues increased to $44.8 million in 2003 from $34.5 million in 2002, representing an increase of 29.7%. This increase was primarily due to an increase in cost of revenues (excluding depreciation and amortization expenses), which increased to $36.8 million in 2003 from $22.9 million in 2002, as a result of our acquisition of ATEC in December 2002. Notwithstanding this increase, cost of revenues (excluding depreciation and amortization expenses) as a percentage of net revenues decreased to 67.0% in 2003 from 69.9% in 2002. During 2003, we implemented significant cost reduction initiatives, including working with our vendors and customers to reduce cost of materials, reducing our rental cost of certain facilities, improving yields and exercising wage restraint. In addition, we focused our mass production assembly and test services on higher margin products.

Depreciation and amortization expenses included in cost of revenues decreased to $8.0 million in 2003 from $11.7 million in 2002. Of this decrease, $2.6 million resulted from our increase in the estimated life of our test equipment from five years to seven years based on our ability to use equipment in our mass production test business following our acquisition of ATEC in December 2002. The remainder of the decrease in depreciation and amortization expenses resulted primarily from assets impaired in 2002 and the end of the useful life of certain other equipment.

Gross Income (Loss). Gross income (loss) increased to income of $10.1 million in 2003 from a loss of $1.9 million in 2002, improving gross margin to 18.3% in 2003 from (5.7)% in 2002.

Operating Expenses. SG&A expense increased to $9.8 million in 2003 from $7.7 million in 2002. This increase was primarily due to the inclusion of a full year of SG&A expense related to our mass production assembly and test services in 2003. SG&A expense declined as a percentage of net revenues to 17.8% in 2003 from 23.5% in 2002, as a result of the growth in net revenues and our cost reduction initiatives.

Asset impairments decreased to $0.5 million in 2003 from $2.1 million in 2002. These impairments largely related to certain test equipment platforms for which significant under-performance had been noted relative to expectations, with the underlying cause being unanticipated changes in customers’ testing requirements for which these equipment platforms were no longer compatible. These equipment platforms were, therefore, deemed to be impaired because their carrying value exceeded projected future cash flows.

In 2003, we incurred $46,000 of stock-based compensation expense. This expense was recognized because the estimated fair market value of our ordinary shares as of the grant dates of employee stock options in the third and fourth quarters of 2003 was determined to be greater than the exercise price of the options. The aggregate stock-based compensation expense to be amortized is $286,000.

Operating Loss. Operating loss decreased to $0.2 million in 2003 from $11.7 million in 2002.

Interest Income (Expense), Net. Net interest expense decreased to $1.9 million in 2003 from $2.1 million in 2002. As we repaid various promissory notes in 2003, our interest expense decreased. However, this decrease in interest expense was offset by an increase in interest expense resulting from our adoption of SFAS 150 effective July 1, 2003, which requires us to recognize dividends payable on our outstanding redeemable A preference shares as interest expense.

Foreign Currency Exchange Gain (Loss). Foreign currency exchange loss decreased to $2,000 in 2003 from $85,000 in 2002. This decrease was due to fluctuations between the U.S. dollar, Singapore dollar and Philippine peso.

Loss Before Income Taxes. Loss before income taxes decreased to $2.2 million in 2003 from $13.8 million in 2002.

Income Tax Benefit (Expense). Income tax benefit (expense) decreased to an expense of $0.1 million in 2003 from a benefit of $4.6 million in 2002. This decrease was due to income taxes incurred by Viko and ATEC, both of which were profitable in 2003, compared to a loss at Viko in 2002.

Cumulative Effect Adjustment. As a result of the adoption of SFAS 150 effective July 1, 2003, we recorded a cumulative effect adjustment loss of $34,000 in 2003. This loss represented the difference between the fair value of our outstanding redeemable A preference shares and their carrying amount as of July 1, 2003.

Net Loss. Net loss decreased to $2.1 million in 2003 from $9.1 million in 2002. Net loss for these years includes $224,000 and $24,000, respectively, of net income from the discontinued glass diodes operations at ATEC.

     Year Ended December 31, 2002 Compared to Period from July 7, 2001 (Date of Incorporation) to December 31, 2001

Net Revenues. Net revenues increased to $32.7 million in 2002 from $0.9 million in the period from July 7, 2001 to December 31, 2001. This increase was primarily due to $31.8 million of revenues generated in 2002 by Viko. We acquired Viko in December 2001.

Cost of Revenues. Cost of revenues increased to $34.5 million in 2002 from $0.7 million in the period from July 7, 2001 to December 31, 2001. This increase was primarily due to cost of revenues associated with Viko, which we acquired in December 2001.

Gross Income (Loss). Gross income (loss) decreased to a loss of $1.9 million in 2002 from income of $0.1 million in the period from July 7, 2001 to December 31, 2001.

Operating Expenses. Operating expenses increased to $9.8 million in 2002 from $2.8 million in the period from July 7, 2001 to December 31, 2001. This increase was primarily due to the inclusion of a full year of SG&A expense related to our prototype and pre-production test services division and semiconductor support products and services division in 2002, and asset impairments of $2.1 million in 2002, which were largely related to certain test equipment platforms. Operating expenses in 2001 were primarily expenses incurred in connection with fundraising and startup costs.

Operating Loss. Operating loss increased to $11.7 million in 2002 from $2.6 million in the period from July 7, 2001 to December 31, 2001.

Net Loss. Net loss increased to $9.1 million in 2002 from $2.6 million in the period from July 7, 2001 to December 31, 2001.

Results of Operations According to Operating Segments

In accordance with SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” we have identified the following two operating segments of our business: our Prototype Test and SSPS segment offers prototype and pre-production test services and semiconductor support products and services; and our Mass Production segment offers mass production assembly and test services.

The following table sets forth operating data for the periods indicated for these segments. For the Prototype Test and SSPS segment, we have omitted the 14 days of operating data for the period from December 18, 2001 to December 31, 2001.

     Prototype Test and SSPS Segment

	Year Ended			Year Ended
	December 31,		Six Months	December 31,		Six Months
			Ended			Ended
	2002	2003	June 30, 2004	2002	2003	June 30, 2004

	(In Thousands)
			(Unaudited)			(Unaudited)
Net revenues:
Prototype and pre-production test services	$12,313	$13,488	$7,088	38.7%	36.9%	36.7%
Semiconductor support products and services	19,471	23,101	12,236	61.3%	63.1%	63.3%

Total net revenues	$31,784	$36,590	$19,324	100.0%	100.0%	100.0%
Gross income (loss)	$(2,025)	$7,736	$3,986	(6.4)%	21.1%	20.6%

Net revenues for our Prototype Test and SSPS segment increased to $36.6 million in 2003 from $31.8 million in 2002, representing an increase of 15.1%. Prototype and pre-production test services net revenues increased by 9.7% between these periods. More than 90% of our prototype and pre-production test services net revenues are derived from operations at our Santa Clara, California facility, while the remainder is derived from operations at our Austin, Texas facility. Net revenues generated at our Santa Clara facility grew between these periods as a result of increased demand for test services for advanced mixed-signal and RF products, as our customers’ products benefited from strong demand for wireless products. At the same time, our Austin facility experienced a sequential decline in net revenues because its smaller base of customers did not experience the same level of industry recovery. Semiconductor support products and services net revenues increased by 18.6% from 2002 to 2003 as a result of increased customer demand for burn-in boards and burn-in ovens, as well as an increase in quick-turn contract manufacturing services resulting from increased demand for quick-turn, complex jobs from customers in the medical electronics industry.

Gross income (loss) increased to income of $7.7 million in 2003 from a loss of $2.0 million in 2002. Gross margin increased to 21.1% in 2003 from (6.4)% in 2002. This increase resulted primarily from a reduction in depreciation expense and an increase in sales leading to increased asset utilization. In 2003, gross margin for prototype and pre-production test services and semiconductor support products and services was 26.7% and 17.9%, respectively.

In the six months ended June 30, 2004, net revenues for our Prototype Test and SSPS segment increased to $19.3 million from $18.1 million in the six months ended June 30, 2003, representing an increase of 6.5%. This increase was driven by increasing customer demand for quick-turn prototyping services resulting from improvement in semiconductor market conditions. Gross margin for our Prototype Test and SSPS segment in the six months ended June 30, 2004 was 20.6%. Gross margin was impacted by a $0.2 million write-off of customized inventory related to a former customer of our semiconductor support products and services division.

     Mass Production Segment

		Six Months		Six Months
	Year Ended	Ended	Year Ended	Ended
	December 31, 2003	June 30, 2004	December 31, 2003	June 30, 2004

	(In Thousands)
		(Unaudited)		(Unaudited)
Net revenues:
Assembly services	$17,445	$11,030	95.3%	94.4%
Test services	609	659	3.3	5.6
Other(1)	247	–	1.4	0.0

Total net revenues	$18,301	$11,689	100.0%	100.0%
Gross income (loss)	$2,334	$1,856	12.8%	15.9%

(1)	Represents net revenues derived from our Singapore office. The gross income from these services was $24.

Net revenues were $18.3 million in 2003. Substantially all of our Mass Production segment net revenues were derived from customers with existing relationships with ATEC at the time of our acquisition of ATEC in December 2002. During 2003, we implemented several initiatives designed to enable us to execute our gearing strategy and to provide an end-to-end solution to our customers, including establishing additional test capabilities for both existing and potential customers, extending our package portfolio to better match the requirements of our prototype test customers and marketing these capabilities to our customers.

Prior to our acquisition of ATEC, ATEC’s net revenues and gross income for the period from January 1, 2002 to December 18, 2002 were $24.4 million and $2.3 million, respectively, representing a gross margin of 9.5%. After the acquisition, ATEC’s gross margin increased to 12.8% in 2003, despite a decrease in revenues due to the discontinuation of glass diodes operations. Improvements in gross margin resulted primarily from cost reduction efforts and an emphasis on higher margin products.

In the six months ended June 30, 2004, Mass Production segment net revenues increased to $11.7 million from $8.6 million in the six months ended June 30, 2003, representing an increase of 35.8%. During this period, we focused on our strategy of providing mass production test services and offering an end-to-end solution to our customers. As a result, test services represented 5.6% of Mass Production segment net revenues in the six months ended June 30, 2004, compared to 2.3% in the six months ended June 30, 2003. Gross margin increased to 15.9% in the six months ended June 30, 2004 from 11.6% in the six months ended June 30, 2003, primarily as a result of an increase in net revenues and an emphasis on higher margin, full turnkey services.

As of the date of this prospectus, we had seven reporting units under our Mass Production segment. We are currently reorganizing our Mass Production segment to collapse the seven reporting units into two reporting units: one reporting unit for customer line transfer operations and a second reporting unit for our remaining assembly and test operations.

Quarterly Results of Operations

The following tables set forth our unaudited and unreviewed quarterly consolidated results of operations data for the ten most recent quarters ended June 30, 2004, as well as that data expressed as a percentage of our net revenues. The information in the tables below should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared this information on the same basis as our annual consolidated financial statements, and this information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of our operating results for the quarters presented. Our quarterly consolidated results of operations have not been audited, nor have they been reviewed, by our independent auditors. Our quarterly consolidated operating results have varied substantially in the past and may vary substantially in the future. You should not draw any conclusions about our future results from our results of operations for any particular quarter.

	Quarter Ended, (Unaudited and Unreviewed)

	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,
	2002	2002	2002	2002	2003	2003	2003	2003	2004	2004

	(In Thousands)
Net revenues:
Prototype test and SSPS segment	$6,410	$7,787	$9,008	$8,579	$8,425	$9,712	$9,124	$9,329	$9,253	$10,071
Mass production segment	0	114	0	787	4,510	4,097	4,865	4,829	5,425	6,264

	$6,410	$7,901	$9,008	$9,366	$12,935	$13,809	$13,989	$14,158	$14,678	$16,335
Cost of revenues	7,583	8,938	9,491	8,535	10,895	10,804	11,656	11,466	11,959	13,212

Gross income (loss)	(1,173)	(1,037)	(483)	831	2,040	3,005	2,333	2,692	2,719	3,123
Operating expenses:
Selling, general and administrative	1,756	1,801	2,066	2,049	2,335	2,230	2,278	2,979	2,568	2,746
Asset impairments	–	2,145	–	–	–	–	–	474	–	–

Operating income (loss)	(2,929)	(4,983)	(2,549)	(1,218)	(295)	775	55	(761)	151	377
Interest income (expense), net	(366)	(326)	(1,050)	(320)	(513)	(431)	(548)	(454)	(467)	(426)
Foreign currency exchange gain (loss)	–	–	(45)	(40)	138	(151)	28	(17)	4	(7)
Other non-operating income (loss), net	33	7	(5)	9	(7)	6	2	12	8	401

Income (loss) before income taxes	(3,262)	(5,302)	(3,649)	(1,569)	(677)	199	(463)	(1,220)	(304)	345
Income tax benefit (expense)	1,093	1,777	1,224	526	(35)	10	(24)	(62)	(66)	(169)
Income from discontinued operations	–	–	–	24	104	28	68	24	–	–
Cumulative effect adjustment	–	–	–	–	–	–	(34)	–	–	–

Net income (loss)	$(2,169)	$(3,525)	$(2,425)	$(1,019)	$(608)	$237	$(453)	$(1,258)	$(370)	$176

	Quarter Ended, (Unaudited and Unreviewed)

	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,
	2002	2002	2002	2002	2003	2003	2003	2003	2004	2004

	(In Thousands)
Net revenues:
Prototype test and SSPS segment	100.0%	98.6%	100.0%	91.6%	65.1%	70.3%	65.2%	65.9%	63.0%	61.7%
Mass production segment	0.0	1.4	0.0	8.4	34.9	29.7	34.8	34.1	37.0	38.3

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	118.3	113.1	105.4	91.1	84.2	78.2	83.3	81.0	81.5	80.9

Gross income (loss)	(18.3)	(13.1)	(5.4)	8.9	15.8	21.8	16.7	19.0	18.5	19.1
Operating expenses:
Selling, general and administrative	27.4	22.8	22.9	21.9	18.1	16.1	16.3	21.1	17.5	16.8
Asset impairments	0.0	27.1	0.0	0.0	0.0	0.0	0.0	3.3	0.0	0.0

Operating income (loss)	(45.7)	(63.1)	(28.3)	(13.0)	(2.3)	5.6	0.4	(5.4)	1.0	2.3
Interest income (expense), net	(5.7)	(4.1)	(11.7)	(3.4)	(4.0)	(3.1)	(3.9)	(3.2)	(3.2)	(2.6)
Foreign currency exchange gain (loss)	0.0	0.0	(0.5)	(0.4)	1.1	(1.1)	0.2	(0.1)	0.0	0.0
Other non-operating income (loss), net	0.5	0.1	(0.1)	0.1	(0.1)	0.0	0.0	0.1	0.0	2.4

Income (loss) before income taxes	(50.9)	(67.1)	(40.5)	(16.7)	(5.2)	1.4	(3.3)	(8.6)	(2.1)	2.1
Income tax benefit (expense)	17.1	22.5	13.6	5.6	(0.3)	0.1	(0.2)	(0.4)	(0.4)	(1.0)
Income from discontinued operations	0.0	0.0	0.0	0.3	0.8	0.2	0.5	0.2	0.0	0.0
Cumulative effect adjustment	0.0	0.0	0.0	0.0	0.0	0.0	(0.2)	0.0	0.0	0.0

Net income (loss)	(33.8)%	(44.6)%	(26.9)%	(10.9)%	(4.7)%	1.7%	(3.2)%	(8.9)%	(2.5)%	1.1%

Net revenues have grown sequentially from the first quarter of 2002 through the second quarter of 2004. Our growth in 2002 was driven by demand for prototype and pre-production test services as a result of our customers’ product development activities, which remained strong despite the prevailing semiconductor industry downturn. We recorded a significant increase in sequential quarterly revenue growth in the first quarter of 2003 because of the inclusion of the first full quarter of ATEC’s results of operations. In the subsequent quarters of 2003, we believe our rate of sequential quarterly net revenues growth slowed because, consistent with our emphasis on paying down acquisition debt in 2003, we did not make significant capital expenses to increase capacity to support increased revenues until the fourth quarter of 2003. Net revenues continued to increase in 2004 as we resumed capital expenditures and focused on our full turnkey mass production assembly and test services strategy.

Gross margins have also sequentially grown in each quarter of 2002 and 2003, with the exception of the third quarter of 2003. Improvement in gross margins was driven primarily by growth in net revenues, a continued focus on cost reduction across our business and our focus on higher margin full turnkey services in our mass production assembly and test services business division. Gross margin in the second quarter of 2003 was 21.8% due to an increase in high-margin shipments of burn-in ovens required by certain customers. In the first quarter of 2004, our gross margin decreased slightly compared to the fourth quarter of 2003, as a result of increasing direct overhead expenses in connection with our preparation for mass production volume ramp. In the second quarter of 2004, gross margin improved sequentially to 19.1%.

SG&A expense did not increase proportionately with the increase in net revenues arising from our acquisition of ATEC at the end of 2002. SG&A expense declined over the first three quarters of 2003 as a result of our cost reduction initiatives. In the fourth quarter of 2003, SG&A expense increased principally as a result of a $0.3 million allowance for doubtful debts at our Prototype Test and SSPS segment associated with a specific customer and $0.2 million of costs incurred in connection with a proposed financing transaction that was not completed. During the second quarter of 2002 and fourth quarter of 2003, we also recognized asset impairments of $2.1 million and $0.5 million, respectively. These impairments related to certain test equipment platforms for which significant under-performance had been noted relative to expectations, with the underlying cause being unanticipated changes in customers’ testing requirements for which these equipment platforms were no longer compatible.

We first achieved operating profitability in the second quarter of 2003. Operating income in the second quarter of 2004 was $0.4 million despite a $0.2 million write-off of customized inventory and a $0.3 million allowance for bad debt related to a former customer of our semiconductor support products and services division in that quarter. In the fourth quarter of 2003, we recorded an operating loss of $0.8 million as a result of asset impairments, allowance for doubtful debt for a customer and costs incurred in connection with a proposed financing transaction that was not completed.

In the third quarter of 2002, net interest charges increased to 11.7% of net revenues as a result of expenses incurred in connection with our refinancing of bank loans arising from the Viko acquisition. Net interest expense also increased in the third quarter of 2003 because SFAS 150, effective July 1, 2003, requires us to recognize dividends payable on our outstanding redeemable A preference shares as interest expense. SFAS 150 also resulted in a cumulative effect adjustment loss of $34,000 in the third quarter of 2003 to reflect the difference between our previous carrying value of these shares over their fair value as of July 1, 2003.

In the second quarter of 2004, we realized a gain of $0.4 million from the sale of marketable securities.

On a net income basis, we were profitable in the second quarters of 2003 and 2004. Principally as a result of the change in accounting policy in respect of our redeemable A preference shares, asset impairments, allowance for doubtful debt and costs incurred in connection with the proposed financing transaction that was not completed, we recorded a net loss of $0.5 million and $1.3 million in the third and fourth quarters of 2003, respectively.

Effect of Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset.

SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized on settlement. We adopted SFAS 143 on January 1, 2003. The adoption of SFAS 143 did not have a material impact on our financial condition and consolidated statements of operations.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit and disposal activities to be recorded at their fair values when a liability has been incurred. SFAS 146 was effective in 2003 for exit or disposal activities that were initiated after December 31, 2002. We adopted SFAS 146 on January 1, 2003. The adoption of SFAS 146 did not have a material impact on our financial condition and consolidated statements of operations.

In November 2002, a consensus was reached on EITF 00-21. EITF 00-21 addresses certain aspects of accounting by a vendor for arrangements relating to performance of multiple revenue-generating activities. EITF 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting if the deliverables in the arrangement meet certain specified criteria, allocation of the arrangement consideration among the separate units of accounting based on their relative fair values, and separate revenue recognition for separate units of accounting. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on our financial condition and consolidated statements of operations.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation— Transition and Disclosure,” an amendment of SFAS 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation, as prescribed under SFAS 123. In addition, SFAS 148 requires prominent disclosure in the footnotes to both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of that method on reported results. We do not plan to adopt the fair value accounting model for stock-based employee compensation at this time. Accordingly, SFAS 148 will not have an impact on our financial condition and consolidated statements of operations. We adopted the disclosure requirements of SFAS 148 in the notes to the consolidated financial statements for the year ended December 31, 2002.

In January 2003, the FASB issued FASB Interpretation, or FIN, No. 46, “Consolidation of Variable Interest Entities— an Interpretation of Accounting Research Bulletin No. 51, ‘Consolidated Financial Statements.”’ A variable interest entity, or VIE, is an entity in which equity investors do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from investors. Among other things, FIN No. 46 requires the consolidation of the assets, liabilities and results of operations of VIEs by the primary beneficiary. FIN No. 46 also requires the disclosure of information concerning VIEs by entities that hold a significant variable interest but may not be the primary beneficiary. FIN No. 46 applies immediately to VIEs created after January 31, 2003 and is effective for interim periods beginning after June 15, 2003 for interests in VIEs that were acquired before February 1, 2003. In October 2003, the FASB issued FASB Staff Position No. 46-6 to defer the effective date for applying the provisions of FIN No. 46 for interests in VIEs that were created before February 1, 2003. FIN No. 46 also requires the disclosure of the nature, purpose, size and activities of VIEs, as well as the maximum exposure to loss in connection with VIEs for any financial statements issued after January 31, 2003, if it is reasonably possible that an entity will consolidate or disclose information about a VIE. The adoption of FIN No. 46 did not have, and is not expected to have, an impact on our financial condition and consolidated statements of operations.

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” Among other things, SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and all of its provisions should be applied prospectively. The adoption of SFAS 149 did not have a material impact on our financial condition and consolidated statements of operations.

In January 2003, the FASB issued Emerging Issues Task Force, or EITF, 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Implication to Certain Investments.” A consensus was reached in April 2004 which requires the use of a more detailed criteria to evaluate whether an investment is other-than-temporarily impaired and additional disclosures about unrealized losses on available-for-sale and held-to-maturity debt and equity securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Under EITF 03-1, we must determine whether an investment is impaired and whether the impairment is other-than-temporary. If so, an impairment loss is to be recognized in earnings. The accounting guidance should be applied in reporting periods beginning after June 15, 2004 and disclosures are effective in annual financial statements for fiscal years ending after December 15, 2004. The adoption of EITF 03-1 is not expected to have a material impact on our financial condition and results of operations on the date of adoption.

Liquidity and Capital Resources

Since our inception in July 2001, we have received $36.9 million of cash proceeds from our shareholders, comprising $27.0 million from the issuance of equity and $9.9 million from the issuance of redeemable A preference shares. We have leveraged these resources to partially finance two acquisitions aggregating $47.0 million in value, primarily by structuring staggered payment terms on the cash components of the purchase prices and using our equity securities as part of the purchase consideration. Consistent with our strategy for 2003 of paying down acquisition debt, we reduced our capital expenditures from $10.4 million in 2002 to $3.5 million in 2003. We resumed capital spending in the fourth quarter of 2003 and plan capital expenditures in 2004 of at least $15.0 million.

As of June 30, 2004, we had $3.6 million of cash, cash equivalents and marketable securities and $3.8 million of unutilized short-term credit facilities.

We believe that our cash and cash equivalents, together with cash flow from operations, available bank credit facilities and our net proceeds from this offering, will be sufficient to meet our cash requirements for growing our business, including investment in advanced test platforms and research and development expenses, for at least the next 18 months. In the event that we acquire complementary businesses, technologies, products or services, we may finance such acquisitions with cash or through the issuance of promissory notes or ordinary shares. We expect, but can provide no assurance, that our revenues will increase as we make capital expenditures and complete acquisitions.

Operating activities

Net cash used in operating activities was $1.6 million for the period from July 7, 2001 (date of incorporation) to December 31, 2001. We incurred startup losses during this period. Subsequently, net cash provided by operating activities increased to $2.7 million in 2002 and $7.2 million in 2003. The increase in net cash provided by operating activities in 2003 was principally the result of a smaller net loss, reduced depreciation and amortization (including asset impairment charges), reduced non-cash deferred income taxes, cash generated from a decrease in other current assets and cash used from a decrease in accounts payable. Asset impairments decreased by $1.7 million, while $2.6 million of the decrease in depreciation expense in 2003 from 2002 resulted from our increase in the estimated life of our test equipment from five years to seven years based on our ability to use this equipment in our mass production test business following our acquisition of ATEC in December 2002. The remainder of the decrease in depreciation expense resulted primarily from assets impaired in 2002, and the end of the useful life of certain other equipment. The decrease in current assets resulted from collection of a $2.3 million United States income tax receivable. Adjustment for non-cash deferred income taxes decreased by $2.4 million in 2003 from 2002 because of the significant reduction in net loss during these periods. These increases in net cash provided by operating activities were offset in part by a decrease in accounts payable arising from differences in timing of payment to our vendors between the two years. For the six months ended June 30, 2004, net cash provided by operating activities was $4.0 million.

Investing activities

Net cash used in investing activities was $11.9 million for the period from July 7, 2001 (date of incorporation) to December 31, 2001, primarily as a result of our acquisition of Viko. In connection with the Viko acquisition, we paid $19.8 million in cash while acquiring Viko’s $7.9 million cash balance for a net cash use of $11.9 million. In 2002, net cash used in investing activities was $11.7 million, consisting of $8.2 million of capital equipment purchases, particularly for RF and mixed-signal test equipment, payment of $5.2 million principal amount under a promissory note issued in connection with our acquisition of Viko, partially offset by net cash inflow of $1.7 million arising from the acquisition of ATEC. In 2003, net cash used in investing activities increased to $13.5 million, consisting of $3.5 million of capital equipment purchases and payments aggregating $10.0 million under promissory notes issued in connection with the Viko and ATEC acquisitions. Consistent with our strategy for the year 2003 of paying down acquisition debt, we reduced our capital expenditures from $10.4 million in 2002 to $3.5 million in 2003. We resumed capital spending in the fourth quarter of 2003 and plan capital expenditures of at least $15.0 million in 2004. For the six months ended June 30, 2004, net cash used in investing activities was $4.8 million, consisting primarily of $6.1 million of capital equipment purchases, partially offset by $1.1 million of cash generated from the sale of marketable securities. Our cash and cash equivalents decreased from $7.3 million as of December 31, 2003 to $3.6 million as of June 30, 2004 primarily as a result of these capital expenditures.

Financing Activities

Net cash provided by financing activities was $28.5 million for the period from July 7, 2001 (date of incorporation) to December 31, 2001, consisting primarily of $20.6 million of proceeds from the issuance of ordinary and A ordinary shares and $8.1 million of proceeds from the issuance of redeemable A preference shares. In 2002, net cash provided by financing activities decreased to $6.6 million, consisting primarily of $4.2 million of proceeds from the issuance of ordinary and A ordinary shares and $1.8 million of proceeds from the issuance of redeemable A preference shares and $1.9 million of net proceeds arising out of new bank loans offset by payment of loans assumed in connection with the Viko acquisition, partially offset by payment of $1.2 million of capital lease obligations. In 2003, net cash provided by financing activities decreased to $0.9 million, consisting primarily of $2.2 million of proceeds from the issuance of ordinary shares and $0.5 million of net proceeds arising out of new bank loans offset by payment of loans assumed in connection with the ATEC acquisition, partially offset by payment of $1.6 million of capital lease obligations. For the six months ended June 30, 2004, net cash used in financing activities was $2.8 million, consisting primarily of $4.0 million repayment of bank loans and lease debt, partially offset by a $1.2 million drawdown of short-term credit facilities.

Contractual Obligations

As of June 30, 2004, we had two U.S. dollar denominated term loans for capital expenditures and equipment with outstanding principal amounts of $11.7 million and $8.0 million, respectively. The borrowers under these loans are our subsidiaries, Viko and ATEC, respectively. These loans are secured against their respective assets, and are both guaranteed by our company. The Viko loan bears interest at a floating rate of 2.5% per annum above the London Interbank Offer Rate and matures in July 2006. Interest under the Viko loan is payable quarterly and principal is payable in 12 equal quarterly installments commencing in April 2004. The ATEC loan bears interest at a floating rate of 3.5% per annum above the Singapore Interbank Offer Rate and matures in December 2005. Interest under the ATEC loan is payable quarterly. We made two quarterly principal installments under the ATEC loan of $0.5 million in March and June 2004. The remaining principal under the ATEC loan is payable in four quarterly installments of $1.0 million commencing in September 2004 and two quarterly installments of $2.0 million in September and December of 2005. We currently anticipate that we will refinance these term loans when they mature. If we are unable to obtain acceptable terms in connection with any such refinancing, we may use a portion of our working capital to repay one or both of these term loans.

As of June 30, 2004, we had used $1.2 million of a $2.0 million short-term credit facility, while another $3.0 million short-term credit facility remain unused. These revolving credit facilities are available to our subsidiaries, Viko and ATEC, respectively. These loans are secured by a lien against their respective assets, and are both guaranteed by our company. The Viko facility bears interest at a floating rate of 2.0% per annum above the London Interbank Offer Rate, and the ATEC facility bears interest at a floating rate of 3.0% per annum above the Singapore Interbank Offer Rate.

As of June 30, 2004, an aggregate of 4,596,429 redeemable A preference shares issued to affiliates of 3i Group and EDBI were outstanding. The redeemable A preference shares are mandatorily redeemable at a redemption price of $2.15385 per share, resulting in an aggregate redemption principal amount of $9.9 million, plus accrued dividends. The redeemable A preference shares accrue cumulative cash dividends at a rate of 5% per annum effective from January 1, 2002. Dividends only become payable on the earlier to occur of January 1, 2005 or an initial public offering of our ordinary shares. As of June 30, 2004, accrued dividends were $1.2 million. We intend to use a portion of the net proceeds from this offering to redeem the redeemable A preference shares and to pay in full accrued dividends thereunder.

As of June 30, 2004, an aggregate principal amount of $3.5 million remains outstanding under the ATEC promissory note. The ATEC promissory note is unsecured and accrues interest at an annual rate of 5%. Of the outstanding principal amount, $1.5 million is required to be paid in October 2004 and the remaining $2.0 million is required to be paid no later than December 2004. In the event of a default, the interest rate on the defaulted amount increases to 10% per annum. We intend to use a portion of the net proceeds from this offering to repay in full the ATEC promissory note.

As of June 30, 2004, $7,000 of capital lease obligations were outstanding.

As of June 30, 2004, the minimum future rental payments on non-cancelable operating leases amounted to $11.8 million. We also have capital commitments of $4.6 million for purchases of certain equipment.

The table below discloses aggregate information regarding our contractual obligations and the periods in which payments are due as of December 31, 2003. We currently anticipate using our working capital to satisfy these obligations.

	Payments Due by Period

		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In Thousands)
Long-term debt obligations	$23,000	$6,500	$15,334	$1,166	–
Capital (finance) lease obligations	738	738
Operating lease obligations	13,267	2,767	5,210	5,290	–
Capital expenditure commitments	345	345	–	–	–
Other long-term liabilities(1)	13,400	13,400	–	–	–

Total	$50,750	$23,750	$20,544	$6,456	$0

(1)	Comprised of $9,900 of redemption amount of our outstanding redeemable A preference shares and $3,500 principal amount outstanding under the ATEC promissory note. We expect to use a portion of the net proceeds from this offering to repay these amounts.

Quantitative and Qualitative Disclosures About Market Risk

We do not use derivative financial instruments in our investment portfolio and have no foreign exchange contracts. Our financial instruments consist of cash and cash equivalents, trade accounts receivable, accounts payable and long-term obligations. We consider investments in highly-liquid instruments purchased with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents. Our exposure to market risk for changes in interest rates relates primarily to our short-term investments and short-term obligations. As a result, fluctuations in interest rates would not have a material impact on the fair value of these securities.

As of June 30, 2004, we had $3.6 million in cash and cash equivalents. As of that date, we also had an outstanding bank borrowings of $20.9 million and principal balance under a promissory note of $3.5 million. A hypothetical 10% increase or decrease in interest rates would not have a material impact on our earnings or loss, or the fair market value or cash flows of these instruments.

Business

Overview

We provide our customers with a broad range of semiconductor test and assembly services from initial semiconductor development to mass production. We also provide various support products and services that our customers use to develop their semiconductor products. Our more than 200 customers include leading “fabless” semiconductor companies and integrated device manufacturers, or IDMs. Our customers’ products are used in a wide variety of industries, including automotive, broadband communications, computer, consumer electronics, medical electronics and wireless and wireline communications.

We engage customers early in their semiconductor design and prototyping phase by offering value-added test engineering and prototyping services from locations close to our customers. We then offer cost-effective full turnkey mass production assembly and test services in Asia when our customers’ designs are ready for high volume production.

Our business consists of two operating segments and three business divisions. Our Prototype Test and SSPS segment is comprised of our prototype and pre-production test services division and our semiconductor support products and services division, and our Mass Production segment is comprised of our mass production assembly and test services division.

•	Prototype and Pre-Production Test Services. Based on public disclosure by independent semiconductor test services providers, we believe we are a leading independent provider of prototype and pre-production test services in the United States. These services are typically used during semiconductor development and include test program development, device testing and characterization, burn-in and reliability testing, and failure analysis services. These services are offered at our facilities in Santa Clara, California and Austin, Texas, close to major U.S. centers for semiconductor design. In 2003 and the six months ended June 30, 2004, prototype and pre-production test services accounted for approximately 25% and 23%, respectively, of our net revenues.

•	Mass Production Assembly and Test Services. We offer mass production assembly and test services, including wafer probing, assembly, final testing and drop shipment. These services are offered at our Philippines facility. In 2003 and the six months ended June 30, 2004, mass production assembly and test services accounted for approximately 33% and 38%, respectively, of our net revenues. During those periods, substantially all of these revenues were generated from semiconductor assembly services, although we expect that our mass production test services revenues will increase in the future.

•	Semiconductor Support Products and Services. We provide various semiconductor support products and services, including the design, manufacture and sale of burn-in boards and ovens used in reliability screening and stress testing procedures, quick-turn contract manufacturing, and printed circuit board, or PCB, fabrication services. These products and services are offered at our facility in San Jose, California. In 2003 and the six months ended June 30, 2004, semiconductor support products and services accounted for approximately 42% and 39%, respectively, of our net revenues.

We expect that a majority of our future growth and capital investments will be in our mass production assembly and test services division.

Industry Overview

Semiconductors are essential components in a broad range of communications, computing and other electronic products. According to Gartner Dataquest, an independent market research firm, worldwide semiconductor sales totaled $177.5 billion in 2003 and are expected to grow to $305.0 billion in 2008, representing a compound annual growth rate of 11.4%. Many electronic products require increasingly complex semiconductors that are smaller and higher-performing, integrate more features and functions, and are less expensive to produce than previous generations of semiconductors. These requirements drive certain trends in semiconductor packaging and testing.

     Overview of the Semiconductor Manufacturing Process

The manufacturing of semiconductors is a complex process that requires increasingly sophisticated engineering expertise. The primary stages involved in the semiconductor manufacturing process are as follows:

Process	Description

Design	The design of a semiconductor is developed by laying out circuit components and interconnections in a software-based model of the electrical system.
Prototype Testing*	After the semiconductor has been designed, typically a small quantity of prototype samples are fabricated. The prototypes undergo extensive engineering testing, which involves software development, design validation verification, burn-in, and reliability and failure analysis. The functionality and specifications of prototype devices are validated and characterized in detail. Based on these test results, redesign may be required and the prototype testing processes are then repeated.
Wafer Fabrication	Once the prototype is validated and fully characterized, it is moved to high-volume manufacturing.
Wafer Probe*	Each individual semiconductor is electrically tested, or probed, for defects. Semiconductors that fail this test are marked to be discarded.
Assembly*	Assembly, also called packaging, is the processing of bare semiconductors into finished semiconductors by encasing them in a protective housing in order to protect the semiconductor and facilitate electrical connections and heat dissipation.
Final Test*	Packaged semiconductors are tested to ensure that each device meets performance specifications.

*	Services provided by our company

     General

Semiconductors are typically assembled in packages that act as the physical and electrical interface between the semiconductor and the PCB. The trend in semiconductor packaging is towards packages that are smaller and thinner, consistent with the trend towards miniaturization of electronic products. Advanced packaging technology, such as multi-chip and chip-scale packaging, is required to meet miniaturization and cost-performance requirements. Multi-chip packages, or MCPs, allow for the combination of multiple semiconductors into a single package enabling increased functionality, while minimizing overall size. Chip scale packages, or CSPs, have been designed for devices that require reduced height, board space and weight by reducing the size of the package to be only slightly larger than the size of the die and are utilized for the latest generation of wireless and consumer electronics.

The trend towards greater integration and higher performance in semiconductors also increases the cost and complexity of semiconductor test. Continuous investment in increasingly expensive advanced test equipment is required. The technical skills and expertise required to provide test services have also increased, including a combination of testing knowledge, understanding of the test hardware and software and an understanding of the interaction among the device, the interface and the tester. As a result, demand for highly qualified test services, both at the product development and mass production phase, has increased.

Historically, most semiconductor companies designed, fabricated, packaged and tested their own semiconductors. As the cost and skills required for designing and manufacturing complex semiconductors have increased, the semiconductor industry has disaggregated, with companies concentrating on one or more individual stages of the semiconductor development and production process. This trend has fueled the growth of “fabless” semiconductor companies that focus on semiconductor design and marketing and that outsource their fabrication, testing and packaging requirements to independent companies. Similarly, the availability of technologically advanced independent manufacturing services has encouraged IDMs that traditionally relied on in-house semiconductor manufacturing capacity to increasingly outsource their manufacturing requirements to independent semiconductor manufacturing companies.

We believe the trends toward disaggregation of the semiconductor industry and outsourcing of semiconductor manufacturing services will continue for several reasons, including the specialized technical expertise and significant capital expenditure required in the manufacturing processes, the opportunity to optimize production capacity requirements by relying partially on outsourcing in response to the cyclical nature of the semiconductor industry, the desire to focus on core competencies in semiconductor design and marketing, and time to market considerations. Gartner Dataquest forecasts that the total worldwide semiconductor packaging and test market will grow from $29.6 billion in 2003 to $50.3 billion in 2008, representing a compound annual growth rate of 11.2%. Gartner Dataquest also forecasts that the outsourced semiconductor assembly and test services market will grow from $10.2 billion in 2003 to $24.8 billion in 2008, representing a compound annual growth rate of 19.4%, and, based on these estimates, forecasts that the percentage of semiconductor assembly and test services provided by outsource firms will increase from 34.5% of the total market in 2003 to 49.4% in 2008.

Our Strengths

Given the trends currently impacting the semiconductor industry, we believe that we possess the necessary attributes for long-term success in the semiconductor prototyping, assembly, test and support services businesses. We believe our strengths include:

•	End-to-end test capability, from prototype to mass production. We believe we are one of the few companies that is capable of offering an end-to-end solution to our customers from prototype testing during the initial semiconductor development phase to mass production assembly and testing at the volume production phase. This capability can significantly reduce our customers’ time to market and cost by facilitating the transition from product development to mass production through the continuous provision of test expertise from the same supplier. By working with mass production assembly and test customers during the prototype test phase, we are able to provide our customers with a cost reduction roadmap for their mass production test requirements.

•	Strong technical expertise. Our product and test engineers are experienced at developing test programs for new semiconductors. This expertise includes product characterization, test program development, including conversion and optimization, volume production ramp-up, yield enhancement and further testing improvements during volume production, such as test time reduction. Our test expertise enables us to customize our test equipment to achieve incremental performance improvements. We believe our expertise in logic, mixed-signal and radio frequency, or RF, testing is highly valued by our customers. Substantially all of our prototype and pre-production test services net revenues are derived from testing these semiconductors. In semiconductor packaging, our strong technical expertise has enabled us to procure customer line transfers and develop a strong business in MCP assembly, which requires a higher level of engineering and operational skill than standard package assembly. We believe that our prototype test engineering expertise is an important differentiating factor from our competitors, many of which rely on their customers for test expertise.

•	Established presence in key geographical locations. We offer prototype and pre-production test services at our facilities in Santa Clara, California and Austin, Texas, close to major U.S. centers for semiconductor design. We currently offer cost effective mass production assembly and test services at our Philippines facility, which we believe is among the most cost competitive mass production locations in the world. We believe that our ability to offer prototype and pre-production test services in locations close to our customers’ design facilities and mass production assembly and test services in cost competitive geographic regions enables us to provide value to our customers during their products’ entire life cycle.

•	Strong, integrated management team. Each member of our executive management has between 14 and 25 years of experience in the semiconductor assembly and test industry. A majority of our management team has worked together as an integrated team for more than five years. From 1996 to 1998, members of our senior management team managed the operations of Texas Instruments’ assembly and test plant in Singapore, which was one of the world’s largest semiconductor assembly and test plants. In 1998, Inderjit Singh, our President and Chief Executive Officer, founded United Test and Assembly Center Limited, or UTAC, and, together with members of our senior management team, grew that company from inception to an established provider of test and assembly services for a wide range of semiconductor devices. Our company is not affiliated with UTAC and, as of the date of this prospectus, members of our management collectively own less than two percent of UTAC’s outstanding share capital.

Our Strategy

Our goal is to be the leading independent provider of semiconductor prototyping, assembly, test and support services in the world. Key elements of our strategy include:

•	Increasing market share with mass production assembly customers by offering test services. We believe our customers are attracted to our test expertise which, when integrated with mass production assembly, decreases our customers’ time to market and production costs. Some of these turnkey customers have further lowered their costs by reducing the number of suppliers they need to manage. We believe these factors will enable us to increase our market share in the global assembly and test market.

•	Capitalizing on our prototype test services to capture follow-on volume production. We provide test services to more than 50 customers at the prototype and pre-production stage. We work closely with these customers to develop customized test programs for their new semiconductor designs and resolve test issues that may arise when prototype samples are built and tested. We believe that this allows us to establish a relationship with our customers early in a product’s life cycle and gives us an advantage in securing preferred vendor status for subsequent volume production opportunities. We believe that this strategy, which we refer to as a “gearing” effect, provides us with the opportunity to significantly grow revenues generated by our mass production assembly and test services division.

•	Focusing on complex packages, such as MCP and CSP assemblies. In the mass production assembly and test services business, we focus on MCP and CSP assemblies, which are relatively high margin services. MCP assembly is highly dependent on a supplier’s ability to integrate various packaging technologies, and we believe that the greater customization and higher complexity of these services enable us to offer value to our customers. Approximately 70% and 60%, respectively, of our mass production assembly and test services revenues in 2003 and the six months ended June 30, 2004 were derived from the assembly of customized packages and MCP. We are the primary or sole source supplier of assembly services for certain MCP products for a number of our customers. According to Gartner Dataquest, the market for MCP is expected to grow from 3.1 billion units in 2002 to 9.9 billion units in 2007, representing a compound annual growth rate of 26.2%. We also focus on CSP because it is a technology that meets our customers’ increasing demands for miniaturization, functionality and performance. According to Gartner Dataquest, the market for CSP is expected to grow from 2.4 billion units in 2003 to 15.5 billion units in 2008, representing a compound annual growth rate of 45.0%.

•	Enhancing our position as a leading independent provider of prototype and pre-production test services in the United States. Based on public disclosure by independent semiconductor test services providers, we believe we are a leading independent prototype and pre-production test services provider in the United States. Prototype and pre-production test is highly dependent on specialized test engineering expertise, involving the integration of several knowledge sets, including test equipment, software, test techniques and knowledge of the device being tested. We plan to continue to work closely with our customers on new mixed-signal and RF test technologies and to continue to invest in new test platforms. We believe our suite of services is one of the most comprehensive offered by an independent contractor in the United States.

•	Selectively pursuing complementary acquisitions. We plan to supplement our organic growth with selective acquisitions of competitors in geographic regions where we already possess local knowledge, and IDM factories or lines. IDM factory acquisitions, line buy-outs and transfer programs typically involve the acquisition or consignment of the customer’s equipment, which we utilize to package and test semiconductors pursuant to a long-term contract. As of June 30, 2004, we serviced three line transfer programs from customers accounting for $11.2 million and $6.0 million of our net revenues in 2003 and the six months ended June 30, 2004, respectively. We are the primary supplier of assembly and test services to these customers for the applicable product. We believe that this strategy will allow us to grow rapidly by expanding our capabilities and broadening our geographic footprint while forging long-term relationships with our customers.

Our Services and Products

Our business consists of two operating segments offering the following services: prototype and pre-production test services; mass production assembly and test services; and semiconductor support products and services.

     Prototype and Pre-Production Test Services

Based on public disclosure by independent semiconductor test services providers, we believe we are a leading independent provider of prototype and pre-production test services in the United States. These services, offered at our facilities in Santa Clara, California and Austin, Texas that are close to major U.S. centers for semiconductor design, are typically used by our customers during their semiconductor development phase. In 2003 and the six months ended June 30, 2004, prototype and pre-production test services accounted for approximately 25% and 23%, respectively, of our net revenues.

We offer the following prototype and pre-production test services:

Test Program Development. We work closely with our customers to develop customized test software that comprehensively tests the functionality, and compliance to specifications, of their semiconductors. We also convert test programs from one hardware platform to another. We may make improvements to existing test programs of our customers to minimize test yield loss due to test inaccuracies, reduce test times or for other purposes as may be required by our customers. In addition, a customer may request that we design the appropriate test hardware to complement a test program.

In the last two years, we have developed test programs for the following types of semiconductors:

Type of Semiconductor	End Application

14.5 GHz power amplifier	Satellite communications
IEEE 802.11 media access control	Wireless LAN
MPEG4 decoder	Video decoding
High speed digital-to-analog converter	Digital camera
Content accessible memory	Internet address routing
Network processor	Traffic manager
Network processor	MIPS processor
Potentiometer, clock semiconductors	Personal computer
Graphics semiconductor	Personal computer
Power amplifier	Wireless LAN, cable
Display driver	Network
Low noise power amplifier	Mobile phones

Testing Services. We test wafers and packaged semiconductors to verify compliance with a variety of different operating specifications, including functionality, frequency, voltage, timing and temperature range. If a device fails to meet specification, we work with our customers’ engineers to determine the cause of failure. This analysis may include working with the customer to fine tune the test program or optimize the test hardware, or providing feedback to the semiconductor designers for design improvement.

Our main areas of test expertise are logic, mixed-signal and RF. Products that we test for our customers include graphics semiconductors, network processors, RF baseband semiconductors, RF transceivers and wireless local area network, or LAN, products. Some of the test platforms used for these products include:

Test Platform	Test Capability	Typical Products Tested

Agilent 93K	High end logic/mixed-signal	Graphics semiconductors
Credence ASL 3000 RF	RF testing	Wireless LAN, RF applications
Credence Quartet	High end logic/mixed-signal	Flat panel display semiconductors
LTX – CX RF	RF testing	Wireless LAN, RF applications
Teradyne Catalyst	High end mixed-signal	Baseband semiconductors
Teradyne Catalyst RF	RF testing	Wireless LAN, RF applications
Teradyne Integra Flex	RF/mixed-signal/logic	RF applications

Burn-in Services. Burn-in is the process of stressing semiconductors at high voltages and temperatures for extended periods of time to screen for failure of defective semiconductors. The presence of any failures in these semiconductors caused by the burn-in process is usually detected by performing additional testing. The burn-in process can range from a few hours to up to 1,000 hours. We design and manufacture burn-in ovens as part of our semiconductor support products and services. Most of our customers also purchase customized burn-in boards from us for use in our test labs. Our in-house expertise in burn-in oven and board design provides us with an understanding of burn-in oven capabilities, and allows us to customize solutions to specific customer needs. By providing burn-in services, including customized burn-in boards, to our customers, we have the opportunity to sell additional burn-in ovens and boards to our customers as their semiconductor products go into mass production.

Reliability Testing. Reliability testing is the process of stressing a semiconductor under extremes of pressure, temperature, humidity and voltage so as to evaluate the semiconductor’s reliability. Reliability testing is typically performed on limited samples of semiconductors, usually only at the qualification stage.

End of Line Services. End of line services comprise various post-testing services to prepare the tested semiconductors for shipment to end customers. These services include the following: marking, which is done by using either laser or ink; tape and reel, which is the process of transferring a semiconductor from tray or tube into a tape reel-like carrier; and dry pack, which is the process of heating the semiconductor in order to remove moisture before being packed and shipped to customers. Customers may engage us for some or all of these services.

A number of our prototype and pre-production test services are inter-related, and we can provide one or more of these services to a customer depending on that customer’s requirements. For some customers, we periodically remove semiconductors from the burn-in ovens and test them on separate test equipment to characterize the failing pattern. Similarly, a test program development project may also involve testing limited volumes of semiconductors to ensure that the test programs being developed are robust. In these instances, we provide our services to our customers as a package.

     Mass Production Assembly and Test Services

We offer mass production assembly and test services at our Philippines facility. We assemble a variety of MCPs and small outline packages. In 2003 and the six months ended June 30, 2004, mass production assembly and test services accounted for approximately 33% and 38%, respectively, of our net revenues. During those periods, substantially all of these revenues were generated from semiconductor assembly services, although we expect that our mass production test services revenues will increase in the future.

Set forth below is a list of various types of packages that we produce:

Type of Package	Key Features	Typical Applications

MCP	A customized package containing more than one chip	Communications, commercial and industrial instruments, automotive, medical and security systems
CSP-QFN	Lead frame-based package that uses pads instead of leads to interconnect to the PCB. CSPs are packages with an overall package size less than 110% of the die size	Space limited applications, such as mobile phones and personal digital assistants
Fine pitch BGA(1)	Substrate-based package that uses solder balls instead of leads to interconnect to the PCB, with solder ball pitch of less than 0.1 millimeter	Mobile
Quad flat package, or QFP	A type of leaded package with thickness of 1.0 to 1.4 millimeters	Networking, consumer electronics, multimedia and printers
Small outline package	Leaded packages, which are small form factor	Telecommunication, instrumentation, commercial and industrial
SAW filters	A semiconductor device that utilizes surface acoustic wave to filter high-frequency signals used in communication equipment	Telecommunications and instrumentation

(1)	We are currently qualifying fine pitch BGA packages.

Our mass production assembly and test services division focuses on CSP and MCP assemblies, which are relatively high margin services. Approximately 70% and 60%, respectively, of our mass production assembly and test services revenues in 2003 and the six months ended June 30, 2004 were derived from the assembly of customized packages and MCP, with the remaining revenues derived from assembly of small outline packages. Customized packages comprise surface mounts resonators, infrared data communication and solid state relay devices for RF Monolithics, Vishay and CP Clare, respectively.

Multi-Chip Packages. MCP assembly requires a high level of technical capability beyond the assembly of standard single-chip packages. We can package semiconductors of a variety of different materials, such as gallium arsenide, quartz and silicon, in a single substrate. We can also package semiconductors into a single package with discrete and passive components, including resistors, capacitors, inductors and transformers.

We have the capability to do chip-to-chip wirebonding during the MCP assembly process. Wirebonding is the process by which a wire connection is made between the semiconductor and the package lead. Our bonding technology is capable of combining both gold ball bonding and aluminum wedge bonding in one product. After wirebonding, the semiconductors are encapsulated in a compound during a process known as molding. In addition to standard plastic transfer molding technology, we are also capable of handling specialized customer requirements involving ceramic or metal lid sealing using glass seal, solder seal or seam sealing by resistance welding, dam and fill or glob topping, or use of a metal or plastic lid cover.

We provide packaging design services to our customers to integrate multiple semiconductor components in their products while maintaining industry-standard compliant packaging. We also assist customers in designing unique packages to meet their specific application requirements.

The following are MCP products currently assembled by our company:

Types of Semiconductor	End Applications

Solid state relays	Telephone and other communication systems, computer peripherals and office equipment, control boxes
Infrared data communication semiconductors	Handheld phone systems and notebook computers
Analog modems	Commercial and office equipment, personal computers, drives and readers
Wireless communications modules	Handheld electronic equipment, personal computers and work stations
Networking products	Network routers, mail systems and personal computers

Small Outline Packages. Small outline packages, or SOPs, are a popular package type used in the semiconductor industry. SOPs include the small outline transistor, or SOT, small outline integrated circuit, or SOIC, quad flat package, or QFP, quad flat no-lead, or QFN, and a variety of plastic and ceramic packages. Due to its popularity, SOP is commonly regarded as a “mass market” package type. We assemble the following SOP products:

Type of Semiconductor	End Application

Power management	Home, commercial and industrial electronics
ASIC and mixed-signal	Telecommunications, instrumentation and consumer electronics
SAW filters	Mobile phones
Ceramic packages	Defense electronics, aerospace and communications

New Packages Under Development. Additional package types currently undergoing qualification at our Philippines facility include fine-pitch ball grid array, or fpBGA, and other variations of CSP. Our development efforts are also directed at improving existing package types, such as surface acoustic wave, or SAW, filters, MCPs, SOTs and image sensors to keep pace with our customers’ evolving needs. For example, we are developing thin versions of SOTs to enable our customers to target their devices for wireless applications that require an ultra low package profile. We are developing flip chip variants of SAW filters to reduce cost and enhance performance. Similarly, we are designing smaller form factor MCPs to target evolving applications, such as mobile phones and portable applications.

Test Services. We are leveraging our strong test expertise in the United States to attract mass production assembly and test services customers to our Philippines facility. Previously, ATEC offered test services only for discrete devices, such as transistors, and did not offer test services for integrated circuits in which more advanced test programming skills are required. We have relocated a senior manager with more than 15 years of semiconductor test experience from our Santa Clara, California test facility to our Philippines facility to expand our mass production test services. As of December 31, 2003, our mass production assembly and test services division operated five testers for discrete devices and none for integrated circuits, which increased to eight testers for discrete devices and eight testers, comprising a variety of analog, logic, mixed-signal and RF test platforms, for integrated circuits as of June 30, 2004. We expect our revenues generated from mass production test services to increase in future periods. As of June 30, 2004, we were providing mass production test services for three customers.

     Semiconductor Support Products and Services

We provide various semiconductor support products and services, including the design, manufacture and sale of burn-in boards and ovens used in reliability screening and stress testing procedures, quick-turn contract manufacturing, and PCB fabrication services. These products and services are offered at our facility in San Jose, California. In 2003 and the six months ended June 30, 2004, semiconductor support products and services accounted for approximately 42% and 39%, respectively, of our net revenues.

We believe that semiconductor support products and services are integral to our strategy of providing an end-to-end solution to our customers. We provide our customers with customized burn-in boards when they engage us to provide test services during the prototype and pre-production test phase. We also supply burn-in boards and ovens to our clients when their products go into mass production, regardless of whether we subsequently provide the mass production test services. During the prototype stage, we provide small volumes of PCBs and application kits for testing purposes to ensure that our customers’ products work prior to mass production. We provide quick-turn contract manufacturing services to integrate the prototype application kits for these customers. In 2003 and the six months ended June 30, 2004, customers that accounted for over 60% of our net revenues generated by our prototype and pre-production test services division also utilized our semiconductor support products and services.

Burn-in Boards. We design, manufacture and sell burn-in boards. We design burn-in boards at our Ahmedabad, India facility. We believe our competitive strengths in this area are our ability to leverage on burn-in board sales through our prototype and pre-production test services, our broad customer base and our reputation for building complex, high quality burn-in boards. Our burn-in boards are up to 24 layers incorporating fine pitch geometry down to 0.5 millimeters with both surface mount and through hole processes. We have an extensive database of designs to accommodate our customers’ burn-in board needs for a full range of packages with pin counts ranging from 3-pin SOT to over 2,300 ball BGAs.

Burn-in Ovens. We design, manufacture and sell burn-in ovens and related equipment, such as board test stations. We design burn-in ovens and supporting software and operating systems at our Hyderabad, India facility. Our burn-in ovens can perform test services during burn-in for various semiconductors, including complex packages and low voltage and high frequency semiconductors, and are supported by proprietary user-friendly software. We believe our competitive strengths in this area are our ability to leverage on burn-in oven sales through our test services, the synergy with our other semiconductor support products and services, our broad customer base and our reputation for designing and manufacturing high end burn-in ovens with user-friendly software.

Quick-Turn Contract Manufacturing. To supplement our prototyping services, we provide contract manufacturing services to customers in North America who require low to medium volume, quick-turn and high mix products. We are capable of providing our customers full turnkey services from the design of the prototype application kit, including the PCBs, to final assembly and box-build, and drop shipment.

PCB Fabrication. Maintaining an internal PCB fabrication capability provides us with the capability and flexibility to adapt to rapidly changing technology and customer needs in our burn-in board business. We provide PCB fabrication services both internally and to external customers. PCBs fabricated by our company include burn-in, rigid, rigid-flex, flex and hybrid boards made of various materials. Our capabilities include manufacturing highly complex PCBs with up to 24 layers. We specialize in providing quick-turn prototype PCBs in small to medium volume to our customers, the majority of which are located in the United States.

Development

As part of our strategy to enhance our position as a leading independent provider of prototype and pre-production test services in the United States, we perform developmental work on behalf of our customers. These projects include the development of high speed test capability, the development of software to test new semiconductor designs, the conversion of test programs from one hardware platform to another, the design of appropriate test hardware, the optimization of test programs to improve yields and the enhancement of test accuracy and efficiency.

In mass production assembly and test services, we develop advanced packages, such as CSP and MCP, to meet the specialized needs of our customers. Our efforts are directed particularly at small form factor packages, which are typically packages with less than 100 leads, for mobile and low power applications. In addition, we are working on solutions involving fine pitch bonding, handling of small semiconductors, materials selection and thermal and electrical modeling for RF applications. We are also integrating various technologies together to offer MCP variants to customers, including fpBGA, CSP and MCP variants. We are developing flip chip variants of SAW filters to reduce cost and enhance performance. For packages used in micro-electromechanical systems and image sensors applications, we leverage our strong MCP assembly expertise to provide innovative solutions for customer applications, such as pressure transducers, accelerometers and digital still cameras.

We currently do not hold any patents. We rely on technologies that are generic or not patented. If in the future it becomes necessary for us to utilize proprietary technologies, we will be required to license or design around those technologies.

Sales and Marketing

As of August 15, 2004, we had a total of 30 sales and marketing personnel, located primarily in the United States and the Philippines. Each salesperson operates within geographically defined boundaries, dealing directly with the customers in his or her respective territory. We have a Vice President of Sales in each of our three business divisions, and salespersons report to the applicable Vice President of Sales. In addition to our direct sales force, we have relationships with third party sales representatives in Europe and parts of Asia where we do not have a direct sales force. Our sales force is responsible for marketing our full line of services and products to our customers.

Customers

During 2003, we provided services to more than 200 customers. Of these customers, more than 50 utilized our prototype and pre-production test services, more than 35 utilized our mass production assembly and test services and more than 200 utilized our semiconductor support products and services.

During 2003, our top five customers, CP Clare, NetLogic Microsystems, PMC-Sierra, RF Monolithics and Texas Instruments, accounted for 32.1% of our net revenues. In the six months ended June 30, 2004, our top five customers, CP Clare, International Rectifier, PMC-Sierra, RF Monolithics and Texas Instruments, accounted for 37.6% of our net revenues. All of these customers have been customers of our company or our predecessor for at least three years. RF Monolithics accounted for 12.8% and 13.9%, respectively, of our net revenues in 2003 and the six months ended June 30, 2004. No other customer accounted for more than 10% of our net revenues during those periods.

The following were our largest 40 customers, which accounted for approximately 75% of our net revenues, in 2003:

Accordion Networks	Freescale	Marvell Technology	Steffes
ACM Systems	GlobespanVirata	Maxim	Suni Imaging
Altera	Harris Automation	Medtronic	Temex
AMI Semiconductor	Intel	National Semiconductor	Texas Instruments
Astec	Intersil	Netlogic Microsystems	Transmeta
Atheros Communications	International Rectifier	Nvidia	Vishay
Cirrus Logic	LSI Logic	PMC-Sierra	Vitesse Semiconductor
CP Clare	Lumenis	RF Monolithics	Xilinx
Cypress Semiconductor	MA/ COM	Sandcraft	Zoran Corporation
Dactron	Macrotron	Silicon Laboratories	Z-Source International

Our customers’ products are used in a wide variety of industries, including automotive, broadband communications, computer, consumer electronics, medical electronics and wireless and wireline communications. Based on our top 40 customers in 2003, we estimate that 36%, 16% and 48%, respectively, of our revenues were derived from communications, computer and other (including consumer electronics, automotive and medical) end applications segments. Based on that same sample, we also estimate that 74% and 26%, respectively, of our revenues in 2003 were derived from IDMs and fabless customers.

As is typical in the semiconductor test and assembly business, we generally do not have long-term contracts with our customers. We currently service line transfer programs for three customers. In February 2001, we entered into a contract with RF Monolithics that expires in August 2006. This contract provides that we will provide assembly and test services for specified RF Monolithics’ products utilizing equipment consigned to us by RF Monolithics. In addition to RF Monolithics, CP Clare and Vishay have also transferred certain of their production lines to us. Although our contracts with CP Clare and Vishay have expired, we remain their principal supplier of assembly and test services for these products.

Equipment

In our prototype and pre-production test services division, we operate a variety of test equipment, including advanced RF, mixed-signal and logic testers from major international manufacturers, such as Agilent Technologies, Credence Systems, LTX, Nextest Systems and Teradyne. As of December 31, 2003 and June 30, 2004, respectively, we operated 18 and 20 testers in our prototype and pre-production test services division. In addition to test equipment, we maintain a variety of other types of equipment, including automated handlers and probers, scanners, burn-in systems and PC workstations for use in software development.

In our mass production assembly and test services division, our primary equipment includes wire bonders, mold systems and trim-form systems for assembly operations, and testers, probers and handlers for test operations. Our range of assembly equipment includes advanced equipment from major international manufacturers, such as ASM Pacific Technology, ASTI Holdings, Disco and Kulicke & Soffa. As of December 31, 2003, we operated 61 wire bonders and five testers, which increased to 81 wire bonders and 16 testers as of June 30, 2004, in our mass production assembly and test services division.

In our semiconductor support products and services division, we operate a variety of equipment used in PCB, burn-in board and contract manufacturing, including surface mount technology placement machines, in-circuit testers, flying probe testers, flexible placement systems, drillers and various inspection machines.

Our capital expenditures in 2003 and 2002 were approximately $3.5 million and $10.4 million, respectively. Of the $3.5 million spent in 2003, we spent $1.3 million in our prototype and pre-production test services division, $1.6 million in our mass production assembly and test services division and $0.6 million in our semiconductor support products and services division. Of the $10.4 million spent in 2002, we spent

$9.6 million in our prototype and pre-production test services division and $0.8 million in our semiconductor support products and services division.

Competition

The semiconductor assembly and test services industry is highly competitive, and we compete against other independent providers of assembly and test services, as well as internal or in-house capacities of IDMs. We compete primarily on the basis of our strong technical test expertise and the breadth of our service and product offerings. We believe that we are one of the few companies that is capable of offering an end-to-end solution to our customers from prototype testing during the initial semiconductor development phase to mass production assembly and test at the volume production phase. In addition to technical expertise and breadth of service and product offerings, we believe that competitive factors in the independent assembly and test services industry include the range of testing platforms and package types available, the capability to convert software programs, the ability to work closely with customers at the product development stage, responsiveness and flexibility, production cycle time, capacity, production yield, and price. In packaging services, we believe the principal competitive factors are production yield, production cycle time, process technology, quality of service, capacity, location, range and quality of packaging types available, and price.

Competitors of our mass production test and assembly division include Advanced Semiconductor Engineering, Amkor Technology, ASAT, ASE Test, Fastech Synergy, Hana Semiconductor (Ayutthaya), Malaysian Pacific Industries Berhad, NS Electronics (Bangkok), Orient Semiconductor Electronics, Siliconware Precision Industries, STATS ChipPac, Unisem (M) Berhad and United Test and Assembly Centre. All of these companies provide mass production assembly services, and some of them also provide test services. ASE Test and STATS ChipPac also operate prototype and pre-production test facilities in the United States. In addition, a number of Silicon Valley, California-based companies also provide niche and/or specialized prototype and pre-production test services.

Many of our competitors have significantly greater financial and human resources than we do and have established reputations, as well as distribution channels that are more effective than ours. Additional competitors may enter the market, and we are likely to compete with new companies in the future.

Government Regulations and Environmental Matters

Our operations are not subject to any special legislation or regulatory controls, other than those generally applicable to companies operating in Singapore, the United States, Philippines and India. Semiconductor assembly and test operations generally do not result in significant amounts of air and water contaminants or hazardous waste products, although PCB operations require the use of noxious chemicals. We believe that we are in material compliance with all applicable current environmental regulations and that we have all material permits necessary to conduct our operations.

Employees

As of August 15, 2004, we employed 1,669 people. Of these employees, 167 comprise engineering staff, 30 comprise sales and marketing staff, 83 are administrative employees, 177 are technicians and 1,212 are engaged in manufacturing operations. Geographically, 1,258 employees are located in the Philippines, 347 employees are located in the United States, 52 employees are located in India and 12 employees are located in Singapore. We have never had a work stoppage, and none of our employees is represented by a labor union. We consider our relationship with our employees to be good.

Facilities

We lease a 9,000 square foot facility in Austin, Texas, a 71,000 square foot facility in San Jose, California and a 28,000 square foot facility in Santa Clara, California. These facilities house our prototype and pre-

production test services and semiconductor support products and services division. We also lease a 210,000 square foot manufacturing facility in the Philippines that houses our mass production assembly and test services division. Our operations in India provide engineering support to our global operations. We lease 2,100 square feet and 1,900 square feet, respectively, of office space in Hyderabad and Ahmedabad, India. In addition, we lease 4,000 square feet of office space in Singapore for our corporate headquarters.

Legal Proceedings

In August 2004, we filed a breach of contract claim against a former customer of our semiconductor support products and services division. In the six months ended June 30, 2004, we took a $0.2 million write-off of customized inventory and a $0.3 million allowance for bad debts related to the former customer. In the event that we prevail in this proceeding, we may recover all or a portion of these amounts.

Management

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of August 31, 2004.

Name	Age	Position

Inderjit Singh(2)	44	President, Chief Executive Officer and Director
Kah Chin Kong	38	Chief Financial Officer
Felix Joseph Gnanapragasam	48	Chief Operating Officer
Yong Khim Swee	49	Chief Technology Officer
Joo Meng Seet	42	Vice President
Boon Hwee Koh(2)	53	Chairman of the Board of Directors
Yvonne Yee Wan Lau(1)	51	Director
Dennis Raney(1)	61	Director
Renato Marfori Tanseco	70	Director
Erwin Trautmann(1)(2)	56	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee

Inderjit Singh is a co-founder of our company and serves as our President, Chief Executive Officer and a director. Previously, Mr. Singh founded United Test and Assembly Centre Limited, or UTAC, a Singapore-based semiconductor test and assembly company, and served as UTAC’s President and Chief Executive Officer. Before founding UTAC, Mr. Singh was employed by Texas Instruments Singapore (known as Micron Semiconductor Asia since 1999) for 13 years, holding the post of Director of Assembly and Test Operations for the Memory Division from 1996 to 1998. Mr. Singh is the President of the Singapore chapter of The Indus Entrepreneurs, a network of entrepreneurs and professionals founded in 1992 in Silicon Valley, California. Mr. Singh is also currently a Member of Parliament, Deputy Chairman of the Singapore Government Parliamentary Committee for Finance, Trade and Industry. Mr. Singh is a member of the board of several statutory and public bodies, including the Urban Redevelopment Authority and the Standards, Productivity and Innovation Board. He also holds directorship positions and investments in a number of start-up companies. Mr. Singh holds a degree in Electronics Engineering from the Nanyang Technological University, Singapore and an MBA from the University of Strathclyde, United Kingdom.

Kah Chin Kong is a co-founder of our company and serves as our Chief Financial Officer. Mr. Kong was a director of our company from November 2001 to January 2003. From February 2000 to March 2001, Mr. Kong was the Director of Strategic Planning of UTAC. Prior to that, Mr. Kong served as the Director of Operations of Texas Instruments Singapore, which he joined in 1989. Mr. Kong holds a B.S. in Electrical and Electronics Engineering and an MBA from the National University of Singapore.

Felix Joseph Gnanapragasam is a co-founder of our company and serves as our Chief Operating Officer. From 1998 to 2001, Mr. Gnanapragasam was the Vice President of Packaging of UTAC. Prior to that, Mr. Gnanapragasam held several positions with Texas Instruments Singapore, including Engineering Manager and Product Manager. Mr. Gnanapragasam holds a B.S. in Production Engineering from the University of Aston, Birmingham, United Kingdom.

Yong Khim Swee is a co-founder of our company and serves as our Chief Technology Officer. Mr. Swee was a director of our company from July 2001 to February 2002. From 2000 to 2001, Mr. Swee was the Vice President of Research and Development of UTAC. Prior to that, Mr. Swee held several positions with Texas Instruments Singapore from 1979 to 1998, including Member Group Technical Staff, Senior Member Technical Staff, Technical Council Chairman for the Asia Pacific Region and Research and Development Manager. Mr. Swee was also an active committee member of the Institute of Electrical and Electronics

Engineers, Inc. Mr. Swee holds a B.S. and an M.Sc. in Electrical Engineering from the University of Singapore.

Joo Meng Seet serves as our Vice President. Before joining our company in January 2003, Mr. Seet was the Vice President of Administration and Site Services of UTAC from 1998 to 2003. From 1987 to 1998, Mr. Seet held senior managerial positions in manufacturing, modules operations and process engineering with Texas Instruments Singapore. Mr. Seet holds a degree in Mechanical and Production Engineering and an M.Sc. in Management of Technology from the National University of Singapore.

Boon Hwee Koh has served as the Chairman of our board of directors since October 2002. Mr. Koh is Executive Director of MediaRing, a telecommunications company listed on the Singapore stock exchange, and Tech Group Asia. He is currently also the Chairman of Singapore Airlines and SIA Engineering Company. He also serves on the boards of Agilent Technologies, BroadVision, Innovalues Precision, Intelstat and Norelco Centreline Holdings. Mr. Koh was Chairman of Singapore Telecommunications, Singapore’s leading telecommunications provider, from 1986 to 2001, Chairman of Omni Industries from 1997 to 2001, Executive Chairman of the Wuthelam Group of Companies from 1991 to 2000 and Managing Director of Hewlett Packard Singapore from 1985 to 1990. Mr. Koh holds a B.Sc. in Mechanical Engineering from the University of London and an MBA from Harvard University.

Yvonne Yee Wan Lau has been a director of our company since June 2004. She is currently the Chief Financial Officer of MediaRing. Prior to that, Ms. Lau was Managing Director, Corporate Finance of the Internet Technology Group and Executive Director of the Crimson Funds, a private investment fund. Previously, Ms. Lau was a Vice President of Corporate Finance of Singapore Telecommunications. Ms. Lau holds a B.A. in Accounting from Singapore University.

Dennis Raney has been a director of our company since June 2004. From 2001 to 2003, Mr. Raney served as Chief Financial Officer of eOne Global, a provider of technologically advanced transaction processing systems, software and professional services. From 1998 to 2001, he was the Executive Vice President and Chief Financial Officer of Novell, a leading provider of Net services software. Previously, Mr. Raney served as the Chief Financial Officer of QAD, General Magic, Bristol-Myers Squibb’s Pharmaceutical Group and California Microwave. Mr. Raney began his career at Hewlett-Packard where he served as, among other positions, Chief Financial Officer for Intercontinental Operations and then European Operations. Mr. Raney currently serves on the Board of Directors of Easylink Services, Equinix, Viewpoint and Ultratech. Mr. Raney holds a B.S. in Chemical Engineering from the South Dakota School of Mines and Technology and an MBA in Finance from the University of Chicago.

Renato Marfori Tanseco has been a director of our company since December 2002. Mr. Tanseco is the Chairman of our subsidiary ATEC, which he co-founded in 1994. Since 1997, Mr. Tanseco has been a member of the Board of Trustees of the Semiconductor and Electronics Industries in the Philippines, an industry association in the Philippines. Mr. Tanseco is a graduate of the Philippine Military Academy and holds a B.S. in Mechanical Engineering and a masters degree in Industrial Management from the University of the Philippines.

Erwin Trautmann has served as a director of our company since February 2002. Mr. Trautmann is a Senior Vice President and General Manager of KLA-Tencor, which he joined in 1999. He was previously a Vice President at Texas Instruments, where he was responsible for various aspects of Texas Instruments’ global memory operations, including product and technology development, product engineering, quality and reliability. He holds a B.S. in Chemical Engineering from FH Mannheim, Germany.

Board Composition

We currently have eight authorized directors. In accordance with the terms of our Articles of Association to be effective upon completion of this offering, at each annual meeting of shareholders the terms of at least one-third of our directors will expire and no director will hold a term for more than three years. As a result, less than a majority of our directors will be reelected at each annual meeting of shareholders, which may have the effect of preventing or delaying changes in control or management of our company. In addition, our Articles of Association to be effective upon completion of this offering provide that directors must be less than 70 years of age unless reelected annually as required by the Singapore Companies Act. Mr. Tanseco is 70 years old and subject to this requirement. Our directors need not own any ordinary shares.

Pursuant to the provisions of our Investment Agreement with affiliates of 3i Group and EDB Investments, 3i Group has nominated two non-executive directors, Messrs. Koh and Trautmann, to our board of directors. EDB Investments has the right to nominate one director to our board of directors, but no nominee of EDB Investments is currently serving on our board of directors. The Investment Agreement will terminate upon the completion of this offering.

Powers of the Board

Our Articles of Association to be effective upon completion of this offering provide that no director shall vote in respect of any contract, arrangement or transaction in which he or she is interested or in respect of any allotment of our shares or debentures to him or her, and if that director does so vote his or her vote shall not be counted. Unless a director has, directly or indirectly, a personal material interest in the contract or arrangement or proposed contract or arrangement, this prohibition does not apply to:

•	an arrangement giving the director security or indemnity in respect of money lent by him or her or obligations undertaken by him or her for the benefit of our company;

•	an arrangement for the giving by our company of any security to a third party in respect of a debt or obligation of our company for which the director has assumed responsibility in whole or in part under a guarantee or indemnity or by the deposit of a security;

•	any contract by the director to subscribe for or underwrite shares or debentures of our company; or

•	any contract or arrangement with any other company, corporation or body in which the director is interested only as a director or other officer or creditor of, or as a shareholder in, or beneficially interested in the shares thereof.

In addition to the foregoing, this prohibition does not apply to approval or amendment of any stock option plan even though the participants eligible to participate in that plan include directors, provided that a director shall not vote on any resolution concerning the grant of any option or shares to him or her.

The directors may, at their discretion, exercise every borrowing power vested in our company by our Memorandum of Association or permitted by law and may borrow or raise money from time to time for the purpose of our company and secure the payment of such sums by mortgage, charge or hypothecation of or upon all or any of our property or assets, including any uncalled or called but unpaid capital or by the issue of debentures, whether at par or at discount or premium, or otherwise as they may think fit.

Board Committees

Our board of directors has an audit committee and a compensation committee.

Audit Committee. The audit committee of our board of directors recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements, and consults with and reviews the services provided by our independent auditors, including the result and scope of their audit. Subsequent to this offering, the audit committee will be responsible for pre-approving all services provided by our independent auditors. The audit committee currently consists of Messrs. Raney and Trautmann and Ms. Lau, and Mr. Raney is the audit committee chairman. We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to our company.

Compensation Committee. The compensation committee of our board of directors reviews and recommends to our board of directors the compensation and benefits for all of our executive officers and administers our stock plans, and establishes and reviews general policies relating to compensation and benefits for our employees. The compensation committee currently consists of Messrs. Koh, Singh and Trautmann, and Mr. Trautmann is the compensation committee chairman. We intend to comply with future requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations as to the composition and functioning of our compensation committee.

Compensation Committee Interlocks and Insider Participation

Except for Mr. Singh, none of the members of our compensation committee has, at any time, been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. Our Articles of Association to be effective upon completion of this offering contain no provisions governing the powers of our directors, in the absence of a quorum of independent directors, to vote at board meetings with respect to their own compensation.

Director Compensation

We compensate our independent directors for their service as members of our board of directors. In their capacity as the board’s chairman, audit committee chairman and compensation committee chairman, respectively, Messrs. Koh, Raney and Trautmann each receive $5,000 per month for their services. Ms. Lau receives S$5,000 per month for her services as a member of our board. Our other directors are not compensated for their services as board members. Our non-employee directors are reimbursed for their out-of-pocket expenses incurred in connection with attending board and committee meetings. Our directors are eligible to participate in our 2004 Equity Incentive Award Plan. See “—Benefit Plans— 2004 Equity Incentive Award Plan” for more information regarding our 2004 Equity Incentive Award Plan.

Executive Compensation

The total cash remuneration received by our executive officers and directors for their services to us in 2003 was approximately $0.9 million. In 2003, we granted options to purchase an aggregate of 168,931 ordinary shares at an exercise price of $5.49 per share to our executive officers and directors. These options vest over four years, with 50% of the options vesting on the second anniversary of the date of grant and the remaining 50% vesting over 24 months in equal portion on the last day of each succeeding month. These options have a term of 10 years, but may terminate before their expiration date if the optionee’s status as an employee is terminated or upon the optionee’s death or disability. See “—Benefit Plans— 2002 Equity Incentive Plan” for more information regarding these options. None of our executive officers or directors received any other compensation required to be disclosed by law or in excess of 10% of their total annual compensation.

Employment Agreements

We have entered into three-year employment agreements with each of our executive officers. Under these agreements, our executive officers receive a base salary and monthly transportation allowance. In addition, each of our executive officers is entitled to receive an annual wage supplement in an amount equal to either one or two months of his base salary and a discretionary annual bonus to be determined by our board of directors. No discretionary annual bonuses have been paid since our inception. Pursuant to these employment agreements, we also provide our executive officers with medical, accident and life insurance, and each of our executive officers is entitled to participate in all insurance and benefit plans generally available to our management. After the initial three-year term, each employment agreement will continue until terminated.

We may terminate any employment agreement for cause at any time. We may also terminate any employment agreement without cause during the initial term by giving advance written notice of three or six months (or equivalent salary in lieu thereof), and after the initial term upon one month’s written notice (or equivalent salary in lieu thereof). Further, we may terminate any employment agreement if the employee becomes incapacitated from performing his duties for a continuous period of 90 days. Under the terms of these employment agreements, our executive officers are not permitted to compete with us for a period of six months following a termination of employment.

Benefit Plans

2004 Equity Incentive Award Plan

Our 2004 Equity Incentive Award Plan was approved by our board of directors and our shareholders in August 2004. The principal purposes of the 2004 plan are to provide incentives for our officers, employees and consultants, as well as the officers, employees and consultants of any of our subsidiaries, through granting of options, restricted stock and other awards, thereby stimulating their personal and active interest in our development and financial success, and inducing them to remain in our employ or continue to provide services to us. In addition to awards made to officers, employees or consultants, the 2004 plan permits the granting of options to our directors.

Under the 2004 plan, 548,666 ordinary shares are initially authorized for issuance upon exercise of options, stock appreciation rights, or SARs, and other awards, or upon vesting of restricted stock awards or restricted stock units. The number of shares initially reserved for issuance under the 2004 plan will be increased by those shares represented by awards granted under the 2002 Equity Incentive Plan prior to completion of this offering that are forfeited, expire or are cancelled after the completion of this offering. In addition, the 2004 plan contains an “evergreen provision” providing for an annual increase in the number of shares available for issuance under the plan on the first day of each year beginning January 1, 2005. The annual increase in the number of shares shall be equal to the lesser of:

•	4% of our outstanding capital stock on the first day of the year;

•	466,666 shares; and

•	an amount determined by our board of directors.

The maximum number of shares that may be subject to awards granted under the 2004 plan to any individual in any calendar year cannot exceed 266,666.

The principal features of the plan are summarized below, but the summary is qualified in its entirety by reference to the 2004 plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration. The compensation committee of our board of directors will administer the 2004 plan. Subject to the terms and conditions of the 2004 plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2004 plan. Our compensation committee is also authorized to adopt, amend or rescind rules relating to administration of the 2004 plan. Our board of directors may at any time revest in itself the authority to administer the 2004 plan.

Eligibility. Options, SARs, restricted stock and other awards under the 2004 plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Awards may also be granted to our directors and consultants.

Awards. The 2004 plan provides that our compensation committee may grant or issue stock options, SARs, restricted stock, restricted stock units, dividend equivalents, performance awards, stock payments and other stock-related benefits, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified Stock Options, or NQSOs, will provide for the right to purchase ordinary shares at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code, may be less than fair market value on the date of grant (but not less than 85% of fair market value), and usually will become exercisable (at the discretion of our compensation committee) in one or more installments after the grant date, subject to the participant’s continued employment with us and/or subject to the satisfaction of our performance targets and individual performance targets established by our compensation committee. NQSOs may be granted for any term specified by our compensation committee, provided that NQSOs granted to our consultants and non-employee directors must expire on the fifth anniversary of the date of grant.

•	Incentive Stock Options, or ISOs, are designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of an ordinary share on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within 10 years after the date of grant, but may be subsequently modified to disqualify them from treatment as ISOs. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2004 plan provides that the exercise price must be at least 110% of the fair market value of an ordinary share on the date of grant and the ISO must expire upon the fifth anniversary of the date of grant.

•	Restricted Stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee. Restricted stock typically may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse.

•	Restricted Stock Units may be awarded to participants, typically without payment of consideration, but subject to vesting conditions based on continued employment or on performance criteria established by our compensation committee. Like restricted stock, restricted stock units may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•	Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted by our compensation committee in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our ordinary shares over the exercise price of the related option or other award, but alternatively may be based upon criteria such as book value. Except as required by Section 162(m) of the Internal Revenue Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Internal Revenue Code, there are no restrictions specified in the 2004 plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by our compensation committee in the SAR agreements. Our compensation committee may elect to pay SARs in cash or in ordinary shares or in a combination of both.

•	Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

•	Performance Awards may be granted by our compensation committee on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in ordinary shares or in a combination thereof. Performance awards may include “phantom” stock awards that provide for payments based upon increases in the price of our ordinary shares over a predetermined period. Performance awards may also include bonuses that may be granted by our compensation committee on an individual or group basis and which may be payable in cash or in ordinary shares or in a combination thereof.

•	Stock Payments may be authorized by our compensation committee in the form of ordinary shares or an option or other right to purchase ordinary shares as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee or consultant.

Corporate Transactions. In the event of a change of control of our company where the acquiror does not assume or replace awards granted under the 2004 plan, awards issued under the 2004 plan will be subject to accelerated vesting such that all awards will become vested and exercisable or payable, as applicable. Under the 2004 plan, a change of control is generally defined as:

•	the direct or indirect sale or exchange in a single or series of related transactions by our shareholders of more than 50% of our voting stock;

•	a merger or consolidation to which we are a party, other than a merger or consolidation which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the surviving company’s outstanding voting securities after the transaction;

•	the sale, exchange or transfer of all or substantially all of our assets; or

•	the approval by our shareholders of a liquidation or dissolution of our company.

United States Securities Laws and Federal Income Taxes. The 2004 plan is designed to comply with various U.S. securities and federal tax laws as follows:

•	Securities Laws. The 2004 plan is intended to conform with all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the U.S. Securities and Exchange Commission thereunder. The 2004 plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

•	General Federal Tax Consequences. Under current U.S. federal laws, in general, recipients of awards and grants of NQSOs, SARs, restricted stock, restricted stock units, dividend equivalents, performance awards, and stock payments under the 2004 plan are taxable under Section 83 of the Internal Revenue Code upon their receipt of ordinary shares or cash with respect to such awards or grants and, subject to Section 162(m) of the Internal Revenue Code, we will be entitled to an income tax deduction with respect to the amounts taxable to such recipients. Under Sections 421 and 422 of the Internal Revenue Code, recipients of ISOs are generally not taxable on their receipt of ordinary shares upon their exercises of ISOs if the ISOs and option stock are held for specified minimum holding periods and, in such event, we are not entitled to U.S. income tax deductions with respect to such exercises. Participants in the 2004 plan will be provided with detailed information regarding the tax consequences relating to the various types of awards and grants under the 2004 plan.

•	Section 162(m) Limitation. In general, under Section 162(m) of the Internal Revenue Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1.0 million (less the amount of any “excess parachute payments” as defined in Section 280G of the Internal Revenue Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, shareholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2004 plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations that are privately held and that become publicly held in an initial public offering, the 2004 plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of (1) the material modification of the 2004 plan, (2) the issuance of all employer stock and other compensation that has been allocated under the 2004 plan or (3) the first meeting of shareholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs. After the transition date, rights or awards granted under the 2004 plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our shareholders. Thus, we expect that such other rights or awards under the 2004 plan will not constitute “performance-based compensation” for purposes of Section 162(m).

We have attempted to structure the 2004 plan in such a manner that, after the transition date, the remuneration attributable to stock options and SARs that meet the other requirements of Section 162(m) may not be subject to the $1.0 million limitation, subject to compliance with Section 162(m) with respect to such awards. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

2002 Equity Incentive Plan

Our 2002 Equity Incentive Plan was approved by our board of directors and our shareholders in April 2002. We originally reserved a total of 1,145,238 ordinary shares for issuance under the 2002 plan. As of August 31, 2004, options to purchase an aggregate of 540,086 ordinary shares were outstanding, all of which are exercisable at an exercise price of $5.49 per share, and none of which are vested. Outstanding options to purchase an aggregate of 371,155 ordinary shares were held by employees who are not officers or directors of our company.

Upon the completion of this offering, no additional options will be granted under the 2002 plan, and all options granted under the 2002 plan that expire without having been exercised or are cancelled will become available for grant under the 2004 plan.

The principal features of the 2002 plan are summarized below, but the summary is qualified in its entirety by reference to the 2002 plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration. The compensation committee of our board of directors administers the 2002 plan. Subject to the terms and conditions of the 2002 plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2002 plan. Our compensation committee is also authorized to adopt, amend or rescind rules relating to administration of the 2002 plan. Our board of directors may at any time revest in itself the authority to administer the 2002 plan.

Eligibility. Options under the 2002 plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Awards may also be granted to our directors. Only employees may be granted ISOs.

Awards. The 2002 plan provides that our compensation committee may grant or issue NQSOs or ISOs. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified Stock Options provide for the right to purchase ordinary shares at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code, may be no less than 85% of the fair market value on the date of grant, and usually will become exercisable (at the discretion of our compensation committee) in one or more installments after the grant date, subject to the participant’s continued employment with us and/or subject to the satisfaction of our performance targets and individual performance targets established by our compensation committee. Under the 2002 plan, in the case of an NQSO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2002 plan provides that the exercise price must be at least 110% of the fair market value of an ordinary share on the date of grant and the NQSO must expire upon the fifth anniversary of the date of its grant. NQSOs may be granted for a maximum 10 year term.

•	Incentive Stock Options are designed to comply with the provisions of the Internal Revenue Code and are subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of an ordinary share on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the 10 years after the date of grant, but may be subsequently modified to disqualify them from treatment as ISOs. Under the 2002 plan, in the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2002 plan provides that the exercise price must be at least 110% of the fair market value of an ordinary share on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

Corporate Transactions. In the event of a change of control of our company where the acquiror does not assume or replace options granted under the 2002 plan, options issued under the 2002 plan that are held by persons then performing services as employees or directors will be subject to accelerated vesting such that all options will become vested and exercisable or payable, as applicable, and will terminate if not exercised prior to such event. All other options will terminate upon the change of control if not exercised prior to such event. Under the 2002 plan, a change of control is generally defined as:

•	the direct or indirect sale or exchange in a single or series of related transactions by our shareholders of more than 50% of our voting stock;

•	a merger or consolidation in which we are not the surviving corporation;

•	a reverse merger in which we are the surviving corporation but our ordinary shares outstanding immediately prior to the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise;

•	the sale of all or substantially all of our assets; or

•	a liquidation or dissolution of our company.

U.S. Securities Laws and Federal Income Taxes. The 2002 plan is also designed to comply with various securities and federal tax laws as described above in connection with the 2004 plan.

Limitations on Directors’ Liability and Indemnification Agreements

Our Articles of Association provide that, subject to the provisions of the Singapore Companies Act (Chapter 50 of Singapore Statutes), every director and officer of our company shall be indemnified out of the assets of our company against all costs, charges, losses, expenses and liabilities incurred by him in the execution of his duties or in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted or the proceedings are otherwise disposed of without any finding or admission of any breach of duty on his part or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of our company.

Our Articles of Association further provide that we may purchase and maintain insurance against any liability falling upon our directors or officers which arises out of their respective duties to our company or in relation to its affairs. We intend to obtain a new director and officer liability insurance policy prior to the completion of this offering.

In connection with this offering, our company, Viko and ATEC will enter into indemnification agreements with each of our directors and executive officers. Under these agreements, our company, Viko and ATEC will indemnify these individuals against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any actual or threatened proceeding, if any of them may be made a party to such proceeding because he or she is or was one of our directors or officers. Our company, Viko and

ATEC will be obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests. With respect to any criminal proceeding, our company, Viko and ATEC will be obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

Principal and Selling Shareholders

The following table sets forth information regarding the beneficial ownership of our equity securities as of August 31, 2004 by:

•	each person or entity that beneficially owns more than 5% of our outstanding equity securities;

•	each of our executive officers;

•	each of our directors; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares subject to options held by that person that are currently exercisable or will become exercisable within 60 days after August 31, 2004 are deemed outstanding, but are not deemed outstanding for purposes of computing percentage ownership of any other person. As of August 31, 2004, there were 3,966,256 ordinary shares, 3,574,998 A ordinary shares and 4,596,429 redeemable A preference shares outstanding and 20 shareholders in our company. As of August 31, 2004, U.S. persons owned 150,103 ordinary shares, representing 2.0% of our outstanding ordinary shares. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by them. Except as otherwise noted, the address for each person named in the table is c/o Infiniti Solutions Ltd, 17 Changi Business Park Central 1, #06-09 Honeywell Building, Singapore 486073.

	Shares Beneficially
	Owned Prior to				Shares Beneficially
	Offering			Shares to be	Owned After Offering
				Sold in
Name and Address of Beneficial Owner	Number		Percent	Offering	Number		Percent

Entities affiliated with 3i Group(1)	2,537,982	(2)	33.7%	100,000 (3)	2,437,982		19.6%
91, Waterloo Road
London SE18XP, England
EDB Investments Pte Ltd(4)	1,532,142	(5)	20.3%	300,000	1,232,142		9.9%
250, North Bridge Road, #27-04
Raffles City Tower, Singapore 179101
Inderjit Singh	1,140,960	(6)	15.1%	–	1,140,960	(6)	9.2%
AML Trading Limited	943,300		12.5%	470,000	473,300		3.8%
Beaufort House, Tropic Isle Building
P.O. Box 438
Road Town
Tortola, British Virgin Islands
Ideal Harvest Enterprises Limited(7)	546,624		7.2%	–	546,624		4.4%
Kah Chin Kong	216,667	(6)	2.9%	–	216,667		1.7%
Felix Joseph Gnanapragasam	216,667	(6)	2.9%	–	216,667		1.7%
Yong Khim Swee	100,000	(6)	1.3%	–	100,000		*
Joo Meng Seet	6,667		*	–	6,667		*
Boon Hwee Koh	75,000		1.0%	–	75,000		*
Yvonne Yee Wan Lau	–		*	–	–		*
Dennis Raney	–		*	–	–		*
Renato Marfori Tanseco	943,300	(8)	12.5%	470,000 (8)	473,300	(8)	3.8%
Erwin Trautmann	33,334		*	–	33,334		*
All directors and executive officers as a group (10 persons)	2,732,595		36.2%	–	2,262,595		18.2%

*	Indicates ownership of less than 1%.
1.	3i Investments plc, an indirect, wholly owned subsidiary of 3i Group plc, acting through its board of directors, exercises voting and investment control of the shares held by the entities affiliated with 3i Group. Although the approvals required for voting and disposing of shares held within the 3i Group are multi-layered and complex, in general, Chris Rowlands, Mark Thornton and Cheng Sim Tan, in their capacity as officers, have or share the authority to vote and dispose of these shares. Each of Messrs. Rowlands, Thornton and Tan disclaims beneficial ownership of the shares.
2.	Comprised of 2,042,857 A ordinary shares and 495,125 ordinary shares and excludes 2,626,530 redeemable A preference shares with a principal redemption value of $5.7 million. Excludes 76,190 ordinary shares subject to transfer from officers of our company in the event of specified conditions. For additional information, please see “Related Party Transactions.”
3.	Comprised of 25,000 shares to be sold by 3i Asia Pacific Technology L.P. and 75,000 shares to be sold by 3i Group plc. 3i Investments, an indirect, wholly owned subsidiary of 3i Group plc, acts as investment manager and has the power to dispose of these shares.
4.	Voting and investment power over the shares owned by EDB Investments Pte Ltd is exercised by its board of directors. The board of directors of EDBI Investments Pte Ltd is comprised of Messrs. Teo Ming Kian, Philip Yeo, Ko Kheng Hwa, Peter Seah, Choo Chiau Beng and Ng Wai Choong. Each of these individuals disclaims beneficial ownership of the shares.
5.	Comprised of 1,532,142 A ordinary shares and excludes 1,969,899 redeemable A preference shares with a principal redemption value of $4.2 million. Excludes 57,143 ordinary shares subject to transfer from officers of our company in the event of specified conditions. For additional information, please see “Related Party Transactions.”
6.	Includes ordinary shares subject to transfer to affiliates of 3i Group and EDB Investments in the event of specified conditions. For additional information, please see “Related Party Transactions.”
7.	Voting and investment power over the shares owned by Ideal Harvest Enterprises Limited is exercised by Antonio B. Villaruel.
8.	Comprised of ordinary shares held by AML Trading Limited. Mr. Tanseco and members of his immediate family are the sole shareholders of AML Trading Limited, and Mr. Tanseco disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Related Party Transactions

Set forth below is a description of transactions between our company and certain related persons. We believe that the terms of each of these transactions were as fair to our company as we could have obtained from unaffiliated third parties.

Share Exchange

In July 2001, affiliates of 3i Group and Inderjit Singh, our President and Chief Executive Officer, made an equity investment in Infiniti Solutions Pte Limited, a company incorporated in Hong Kong, or Infiniti Hong Kong. Affiliates of 3i Group purchased 750,000 preference shares for $0.8 million, and Mr. Singh purchased 3,999,999 ordinary shares for $0.5 million.

In December 2001, we acquired all of the shares of Infiniti Hong Kong by means of a share exchange agreement. The purchase price of $1.3 million was satisfied through the issuance of 1,583,333 ordinary shares to the former shareholders of Infiniti Hong Kong. Of these shares, 1,333,333 were issued to Inderjit Singh at a price of $0.375 per share and 250,000 were issued to affiliates of 3i Group at a price of $3.00 per share. Following these transactions, Infiniti Hong Kong became a dormant company and was subsequently dissolved in October 2003.

In January 2002, we issued 41,667 ordinary shares to Boon Hwee Koh for a purchase price of $3.00 per share. In October 2002, Mr. Koh joined our board of directors.

ATEC Acquisition

In December 2002, we acquired ATEC for $15.0 million, comprised of $1.5 million in cash, a promissory note with a fair value of $7.1 million payable over two years issued to AML Trading, the issuance of 1,480,833 ordinary shares with a fair value of $5.1 million, the issuance of stock options to employees of ATEC with a fair value of $0.4 million and $0.9 million of direct transaction costs. Of the ordinary shares issued in connection with the ATEC acquisition, 887,435 were issued to AML Trading, 51,874 were issued to Elkington Group and 541,524 were issued to Ideal Harvest Enterprises. AML Trading is beneficially owned by Renato Tanseco, a member of our board of directors.

The ATEC promissory note had an original principal amount of $6.5 million and consideration embedded in an operating lease of $0.6 million. The note is unsecured and originally matured in June 2003, subject to certain deferral provisions at our option. We deferred payment of $1.5 million until December 2003, $1.5 million until October 2004 and $2.0 million until December 2004. Interest accrues at the rate of 5% per annum on the unpaid principal, provided that in the event of a default, the interest rate on the defaulted principal amount increases to 10% per annum. We intend to utilize a portion of our net proceeds from this offering to repay in full the outstanding principal and accrued interest under the ATEC promissory note. As of June 30, 2004, outstanding principal and accrued interest totaled $3.6 million.

Private Placement Financing

In November 2001, we entered into an Investment Agreement with affiliates of 3i Group, EDB Investments and several of our executive officers. Pursuant to the provisions of the Investment Agreement, in November 2001 we issued 2,148,979 redeemable A preference shares and 1,671,429 A ordinary shares to affiliates of 3i Group and 1,611,735 redeemable A preference shares and 1,253,571 A ordinary shares to EDB Investments. The purchase price for the redeemable A preference shares was $2.15385 per share, and the purchase price for the A ordinary shares was $6.46155 per share. The Investment Agreement provided the investors with the right to purchase a specified number of additional shares at the same share prices within one year of the original investment. In October 2002, affiliates of 3i Group and EDB Investments exercised this right and, pursuant to a Supplemental Investment Agreement, we issued 477,551 redeemable A preference shares and 371,428 A ordinary shares to affiliates of 3i Group and 358,164 redeemable A preference shares and 278,571 A ordinary shares to EDB Investments.

One-fourth of all outstanding redeemable A preference shares are redeemable in each of January 2006, July 2006, January 2007 and July 2007, in each case at a redemption price of $2.15385 per share plus accrued and unpaid dividends. Holders of the redeemable A preference shares are entitled to receive cumulative cash dividends at a rate of 5% per annum accruing from the later of January 1, 2002 or the date of issue, payable on January 1, 2005 and on an annual basis thereafter. In connection with this offering, all outstanding redeemable A preference shares, together with accrued and unpaid dividends, will become immediately payable. As of June 30, 2004, the principal amount outstanding on the redeemable A preference shares was $9.9 million, with accrued dividends of $1.2 million. We intend to utilize a portion of our net proceeds from this offering to redeem the outstanding redeemable A preference shares and accrued and unpaid dividends.

Also pursuant to the Investment Agreement, we issued 186,487 ordinary shares to Mr. Singh, our President and Chief Executive Officer, and 41,012 ordinary shares to each of Mr. Kong, our Chief Financial Officer, Mr. Gnanapragasam, our Chief Operating Officer, and Mr. Swee, our Chief Technology Officer. The purchase price for the shares was $6.46155 per share. The purchase price for the shares issued to Mr. Singh is payable in installments, with the first installment of 26.4% of the purchase price paid in December 2001, the second installment of 11.3% of the purchase price paid in December 2002 and the third installment of 62.3% of the purchase price to be paid the earlier to occur of June 2005 or six months prior to an initial public offering of our ordinary shares. The purchase price for the shares issued to Messrs. Kong, Gnanapragasam and Swee is payable in installments, with the first installment of 3.9% of the purchase price paid in December 2001, the second installment of 1.7% of the purchase price paid in December 2002 and the third installment of 94.4% of the purchase price to be paid the earlier to occur of June 2005 or six months prior to an initial public offering of our ordinary shares. Interest accrues on the unpaid portion of the purchase price at the rate of 2.0% per annum. As of June 30, 2004, the unpaid purchase price and accrued interest thereon totaled $1.5 million and $80,000, respectively. We expect that the full purchase price for these shares will be paid prior to the completion of this offering.

In connection with the Investment Agreement, we agreed to pay quarterly fees of $25,000 to an affiliate of 3i Group and $18,750 to EDB Investments, in each case together with any goods and services taxes payable in respect of such fees, commencing in December 2001. These fees are intended to offset the costs of 3i Group and EDB Investments of providing general advisory and consulting services to our company. In 2001, 2002, 2003 and the six months ended June 30, 2004, respectively, we paid $26,000, $102,000, $100,000 and $50,000 to 3i Asia Pacific and $19,000, $76,000, $75,000 and $37,500 to EDB Investments under this arrangement. This obligation will terminate upon completion of this offering.

In December 2001 and October 2002, respectively, we paid $315,000 and $71,000 to an affiliate of 3i Group in connection with the raising of equity funding from our shareholders pursuant to the Investment Agreement and the Supplemental Investment Agreement.

In October 2002, Messrs. Singh, Kong, Gnanapragasam and Swee (collectively referred to herein as the Founding Management Team) entered into an agreement with affiliates of 3i Group and EDB Investments. Pursuant to the provisions of this agreement, the Founding Management Team agreed to transfer an aggregate of 76,190 ordinary shares to two affiliates of 3i Group and an aggregate of 57,143 ordinary shares to EDB Investments, in each case for nominal consideration, upon the occurrence of specified events, including the completion of a public offering of our ordinary shares. Notwithstanding the foregoing, the obligation of the Founding Management Team to transfer shares under the agreement terminates in the event that the investors achieve an internal rate of return, or IRR, of at least 30% on their investment in our company measured at the time of the specified event. The actual IRR achieved by the investors on their investment in our company depends on the initial public offering price of our ordinary shares and the date that this offering is completed. Assuming that this offering is completed on September 30, 2004:

•	if the initial public offering price is $14.79 per share or higher, we will achieve the IRR milestone and the Founding Management Team will not be obligated to transfer any shares to the investors; and

•	if the initial public offering price is less than $14.79 per share, we will not achieve the IRR milestone and the Founding Management Team will be obligated transfer all of the 133,333 shares.

Based on the price range set forth on the front cover of this prospectus, we do not expect to achieve the IRR milestone and anticipate that the Founding Management Team will be obligated to transfer all of the 133,333 shares.

In November 2001 and March 2003, Mr. Singh sold a total of 445,218 ordinary shares to certain employees, which include Messrs. Kong, Gnanapragasam and Swee. In March 2003, we entered into a transfer deed between Mr. Singh and these employees.

In December 2003, we made a non-renounceable rights issue offered to all of our existing shareholders. In this transaction, we issued 442,380 ordinary shares for an aggregate cash purchase price of $2.0 million. Affiliates of 3i Group, AML Trading, Elkington Group, Ideal Harvest Enterprises and Messrs. Koh, Singh and Trautmann purchased ordinary shares in this transaction.

In connection with this offering, we plan to enter into a Registration Rights Agreement with affiliates of 3i Group and EDB Investments. Under the Registration Rights Agreement, these shareholders will have customary demand and piggyback rights relating to the registration of the sale of our ordinary shares held by them. The Registration Rights Agreement will terminate on the fifth anniversary of the completion of this offering.

Agreements with Officers and Directors

We have entered into employment agreements with each of Messrs. Singh, Kong, Gnanapragasam, Swee and Seet. For additional information, see “Management— Employment Agreements.”

In connection with this offering, our company, ATEC and Viko will enter into indemnification agreements with each of our directors and executive officers. For additional information, see “Management— Limitations on Directors’ Liability and Indemnification Agreements.”

Technical Consulting Services

Between June 2001 and February 2002, we were party to an agreement with Tri Star Electronics, pursuant to which Tri Star provided certain technical consultancy services to our company. During this period, Tri Star provided two consultants who assisted us on a full time basis in matters pertaining to our equity fund raising and acquisition of Viko. In consideration of these services, we paid an aggregate of S$277,000 of consulting fees. Tri Star is a private company incorporated in Singapore. Mr. Singh and members of his family hold a 77% interest in Tri Star.

Lease with Stancrest Realty

We lease our Philippines facilities from Stancrest Realty, a company incorporated in the Philippines. Mr. Tanseco and members of his family are the sole owners of Stancrest Realty. Our rental payments under this lease, which expires in 2014, are:

•	$8.182 per square meter from January 2003; and

•	upon full repayment of the ATEC promissory note, $7.00 per square meter, increasing by 12% every two years commencing January 2005, which was the fair market value determined by an independent appraiser in December 2002.

Our aggregate payments to Stancrest Realty under the lease were $60,000 for the period from December 19, 2002 to December 31, 2002 and $1.7 million for 2003. In 2003 and the six months ended June 30, 2004, we received from Stancrest Realty rental rebates in the amount of $425,000 and $300,000, respectively. We previously agreed with Stancrest Realty that the lease would be reviewed and renewed based on an appraisal by a jointly appointed independent appraiser in December 2008. In the light of prevailing weakness in the Philippines property market, we agreed with Stancrest Realty to accelerate the review and renewal of the lease based on an independent appraisal to December 2004.

Winedge & Wireless

Winedge & Wireless is a company incorporated in Singapore that designs and sells RF and logic semiconductors. During 2002 and 2003, Winedge utilized our services for some of its test and assembly requirements. The value of these services was approximately $0.2 million in each of 2002 and 2003. Winedge is also a distributor of semiconductor components for third party vendors. In the six months ended June 30, 2004, Viko procured $0.2 million of semiconductor components from Winedge. Mr. Singh is a minority shareholder of Winedge, and Messrs. Singh and Kong are non-employee directors of Winedge.

Description of Ordinary Shares

Set forth below is a description of our share capital and a summary of the basic rights and privileges of our shareholders conferred by our Articles of Association to be effective upon completion of this offering and the laws of Singapore. This description is only a summary and is qualified by reference to Singapore law and our Articles of Association, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Ordinary Shares

Upon completion of this offering, our authorized capital will be $4,800,000 consisting of 16,000,000 ordinary shares of par value $0.30 each. Our ordinary shares, which will be our only class of shares, will have identical rights in all respects and rank equally with one another. Our Articles of Association will provide that we may issue shares of a different class with preferential, deferred, qualified or other special rights, privileges or conditions as our board of directors may determine and may issue preference shares which are, or at our option are, subject to redemption, subject to certain limitations. Our directors may issue shares at a premium. If shares are issued at a premium, a sum equal to the aggregate amount or value of the premium will, subject to certain exceptions, be transferred to a share premium account.

As of August 31, 2004, 3,966,256 ordinary shares and 3,574,998 A ordinary shares were issued and outstanding, all of which were in registered form. Giving effect to the issuance of 4,900,000 ordinary shares in this offering and the conversion of our outstanding A ordinary shares into 3,574,998 ordinary shares upon completion of this offering, we expect to have 12,441,254 ordinary shares outstanding upon completion of this offering. We may, subject to the provisions of the Companies Act, repurchase our own ordinary shares. However, we may not, except in circumstances permitted by the Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own ordinary shares.

New Ordinary Shares

New ordinary shares may only be issued with the prior approval in a general meeting of our shareholders. The approval, if granted, will lapse upon the earlier to occur of (1) the conclusion of the annual general meeting following the date on which the approval was granted or (2) the date on which the annual general meeting following the date on which the approval was granted was supposed to be held. Our shareholders have given us general authority to issue and allot any remaining unissued ordinary shares comprising our authorized capital prior to the earlier to occur of (1) our next annual general meeting or (2) the date on which the annual general meeting following the date on which the approval was granted was supposed to be held. Subject to the foregoing, the provisions of the Companies Act and any special rights attached to any class of shares currently issued, all new ordinary shares are under the control of our board of directors, which may allot and issue the same with such rights and restrictions as it may think fit. Our shareholders are not entitled to pre-emptive rights under our Articles of Association or Singapore law.

Shareholders

Our Articles of Association to be effective upon completion of this offering do not prohibit or limit the rights of non-residents or foreigners to own shares in our company or to exercise their voting rights in relation to such shares. The Articles do provide, however, that where dividends are payable in kind, the directors may determine that non-resident or foreign shareholders receive cash in lieu of in-kind dividends. Any shareholder with a registered address in Singapore or whose address is lodged with the transfer agent is entitled to be served with all notices under our Articles of Association.

Only persons who are registered in our register of shareholders and, in cases in which the person so registered is the Depository Trust Company, or DTC, or the Central Depository (Pte) Ltd, or CDP, the persons named as the depositors in the depository register maintained by DTC or CDP for our ordinary shares, are recognized as shareholders. We will not, except as required by law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights for any ordinary share other than the absolute right thereto of the registered holder of the ordinary share or of the person whose name is entered in the depository register for that ordinary share. We may close the register of shareholders from time to time if we provide the Registrar of Companies and Business of Singapore at least 14 days’ notice. However, the register of shareholders may not be closed for more than an aggregate of 30 days in any calendar year.

Transfer of Ordinary Shares

There is no restriction on the transfer of fully paid ordinary shares, except where required by law. Our board of directors may decline to register any transfer of ordinary shares that are not fully paid shares or ordinary shares on which we have a lien. Ordinary shares may be transferred by a duly signed instrument of transfer in any form acceptable to our board of directors and, if required, in a form acceptable to the Nasdaq National Market. Our board of directors may also decline to register any instrument of transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and such other evidence of title as our board of directors may require. We will replace lost or destroyed certificates for ordinary shares if we are properly notified and if the applicant pays a fee not exceeding S$2 and furnishes any evidence and indemnity that our board of directors may require.

General Meetings of Shareholders

We are required to hold an annual general meeting every year. Our board of directors may convene an extraordinary general meeting whenever it thinks fit and must do so if shareholders representing not less than 10% of the total voting rights of all shareholders request in writing that such a meeting be held. In addition, two or more shareholders holding not less than 10% of our issued share capital may call a meeting. Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, requiring the affirmative vote of at least 75% of the votes cast at the meeting, is necessary for certain matters under Singapore law, including the voluntary winding up of our company, amendments to our Memorandum and Articles of Association, a change of our corporate name and a reduction in our share capital, share premium account or capital redemption reserve fund. We must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. Ordinary resolutions generally require at least 14 days’ notice in writing. The notice must be given to every shareholder who has supplied us with an address in Singapore or whose address is lodged with the transfer agent and must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business.

Voting Rights

A shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares through the DTC or CDP book-entry clearance systems will only be entitled to vote at a general meeting as a shareholder if his name appears on the depository register maintained by DTC or CDP 48 hours before the general meeting. As provided in our Articles of Association, two or more members present in person and holding or representing in aggregate not less than one third of our total issued and fully paid up shares shall constitute a quorum. However, if a quorum is not present at a general meeting, our Articles of Association provide that the meeting shall be adjourned and at the adjourned meeting any two or more members present in person or by proxy shall constitute a quorum. We have been granted an exemption from the quorum requirements of Nasdaq Marketplace Rule 4350(f) with respect to the adjourned meeting. For the purpose of determining the quorum, “member” includes a person attending by proxy or by attorney or as representing a corporation which is a member. A proxy representing more than one member shall only count as one member, and where a member is represented by more than one proxy, such proxies shall count as only one member. Under our Articles of Association, on a show of hands, every shareholder present in person and each proxy shall have one vote, and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held. A poll may be demanded in certain circumstances, including by the chairman of the meeting or by any two members present in person or by proxy.

Registration Rights

In connection with this offering, we plan to enter into a Registration Rights Agreement with affiliates of 3i Group and EDB Investments. Under the Registration Rights Agreement, these shareholders will have customary demand and piggyback rights relating to the registration of the sale of our ordinary shares held by them. The Registration Rights Agreement will terminate on the fifth anniversary of the completion of this offering.

Dividends

We may, by ordinary resolution, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our board of directors. We must pay all dividends out of our profits or pursuant to Section 69 of the Companies Act. Our board of directors may also declare an interim dividend. All dividends are paid pro rata among our shareholders in proportion to the amount paid up on each shareholder’s ordinary shares, unless the rights attaching to an issue of any ordinary share provides otherwise. Unless otherwise directed, dividends are paid by check or warrant sent through the mail to each shareholder at such shareholder’s registered address. Notwithstanding the foregoing, our payment to DTC of any dividend payable to a shareholder whose name is entered in the depository register shall, to the extent of payment made to DTC, discharge us from any liability to that shareholder in respect of that payment. All dividends unclaimed after being declared may be invested or otherwise made use of by our board of directors for our benefit. Any dividends unclaimed after a period of six years from the date of declaration may be forfeited and, in that event, shall revert to us, provided that our board of directors may at any time thereafter cause our company to pay the forfeited dividend.

Bonus and Rights Issue

Our board of directors may, with the approval of our shareholders at a general meeting, capitalize any reserves or profits (including profit or monies carried and standing to any reserve or to the share premium account) and distribute the same as bonus shares credited as paid-up to the shareholders in proportion to their shareholdings. Our board of directors may also issue rights to take up additional ordinary shares to shareholders in proportion to their shareholdings. Such rights are subject to any conditions attached to such issue.

Calls

Fully paid shares are not liable to capital calls by our company. However, our Articles of Association provide that we may allot shares to members who will pay the issue price under an installment plan. In the event we allot shares under an installment payment plan, our Articles further provide that our board of directors may make a call on the registered holder of such shares for any money unpaid on their shares. We expect that all issued and outstanding shares shall be fully paid prior to the completion of this offering. Further, we have no plans to issue or allot shares under an installment payment plan subsequent to completion of this offering.

Takeovers

The Companies Act and the Singapore Code on Takeovers and Mergers regulate the acquisition of ordinary shares of public companies and contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring an interest, either on his own or together with parties acting in concert with him, in 30% or more of our voting shares must extend a takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Takeovers and Mergers.

“Parties acting in concert” include a company and its related and associated companies, a company and its directors (including their relatives), a company and its pension funds, a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, and a financial advisor and its client in respect of shares held by the financial advisor and shares in the client held by funds managed by the financial advisor on a discretionary basis. An offer for consideration other than cash must be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror within the preceding six months. A mandatory takeover offer is also required to be made if a person holding, either on his own or together with parties acting in concert with him, between 30% and 50% of the voting shares acquires additional voting shares representing more than 1% of the voting shares in any six-month period.

Liquidation or Other Return of Capital

If our company liquidates or in the event of any other return of capital, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings, subject to any special rights attaching to any other class of shares.

Indemnity

As permitted by Singapore law, our Articles of Association provide that, subject to the Companies Act, we will indemnify our board of directors and officers against any liability incurred in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to have been done as an officer, director or employee. We may not indemnify directors and officers against any liability which by law would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to our company. In connection with this offering, our company, Viko and ATEC will enter into indemnification agreements with our directors and executive officers. See “Management— Limitations on Directors’ Liability and Indemnification Agreements” for additional information.

Limitations on Rights to Hold or Vote Shares

Except as described in “— Voting Rights” and “— Takeovers” above, there are no limitations imposed by Singapore law or by our Articles of Association on the rights of non-resident shareholders to hold or vote ordinary shares.

Substantial Shareholdings

Under the Companies Act, a person has a substantial shareholding in a company if he has an interest (or interests) in one or more voting shares in the company and the nominal amount of that share (or the aggregate amount of the nominal amounts of those shares) is not less than 5% of the aggregate of the nominal amount of all voting shares in the company. A person having a substantial shareholding in a company is required to make certain disclosures under the Companies Act, including the particulars of his interests in that company and the circumstances by which he has such interests.

Minority Rights

The rights of minority shareholders of Singapore-incorporated companies are protected under Section 216 of the Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of our company, as they think fit to remedy any of the following situations:

•	our affairs are being conducted or the powers of our board of directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of our shareholders; or

•	we take an action, or threaten to take an action, or the shareholders pass a resolution, or threaten to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of our shareholders, including the applicant.

Singapore courts have wide discretion as to the relief they may grant, and that relief is in no way limited to those listed in the Companies Act itself. Without limiting the foregoing, Singapore courts may:

•	direct or prohibit any act or cancel or vary any transaction or resolution;

•	regulate our affairs in the future;

•	authorize civil proceedings to be brought in the name of, or on behalf of, our company by a person or persons and on such terms as the court may direct;

•	provide for the purchase of a minority shareholder’s shares by our other shareholders or by our company and, in the case of a purchase of shares by us, a corresponding reduction of our share capital;

•	provide that our Memorandum or Articles of Association be amended; or

•	provide that our company be wound up.

Shares Eligible for Future Sale

Upon completion of this offering, we will have a total of 12,441,254 ordinary shares outstanding (13,306,754 ordinary shares if the underwriters fully exercise the over-allotment option), assuming no exercise of outstanding options after August 31, 2004. The 5,770,000 ordinary shares (6,635,500 ordinary shares if the underwriters fully exercise the over-allotment option) offered by this prospectus will be freely tradable unless they are purchased by our “affiliates,” as defined in Rule 144 under the Securities Act. Some of the remaining outstanding shares were issued to foreign persons under Regulation S of the Securities Act and may be sold pursuant to an exemption from registration, such as pursuant to Section 4(1) of the Securities Act. In addition, the other ordinary shares outstanding may be sold pursuant to Rule 144.

In addition, 540,086 ordinary shares were issuable upon the exercise of options outstanding as of August 31, 2004. If any options are exercised, the shares issued upon exercise will also be restricted, but may be sold under Rule 144 after the shares have been held for one year. Sales under Rule 144 may be subject to volume limitations and other conditions.

The holders of approximately 93% of our outstanding ordinary shares have agreed to a 180-day “lock-up” with respect to these shares. For a period of 180 days following the date of this prospectus, we and such shareholders may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. The lock-up agreements do not apply to (1) the exercise of stock options, (2) shares sold in this offering, (3) shares acquired after the completion of this offering and (4) securities transferred by gift, will or intestacy or transferred to a family member or affiliate, provided that the transferee executes a lock-up agreement. After the 180-day lock-up period, the shares covered by the lock-up agreements may be sold, subject to applicable securities laws. Ordinary shares held by shareholders who have not signed lock-up agreements will be immediately eligible for sale in the public market upon completion of this offering, subject to applicable securities laws.

After the offering, the holders of approximately 3,670,124 ordinary shares will be entitled to registration rights. For more information on these registration rights, please see “Description of Ordinary Shares— Registration Rights.”

In general, under Rule 144 as currently in effect, a person, or group of persons whose shares are required to be aggregated, including an affiliate, that has beneficially owned shares for at least one year, is entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the then outstanding ordinary shares (approximately 124,413 shares immediately after the offering); or

•	the average weekly trading volume in our ordinary shares on the Nasdaq National Market during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and the availability of current public information. A person who is not deemed to have been an affiliate of our company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above.

Any of our employees, officers, directors or consultants who purchased shares before the completion of this offering or who holds options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144’s holding period restrictions, in each case commencing 90 days after completion of this offering. Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

Subject to the lock-up agreements, the ordinary shares that will become eligible for sale without registration are as follows:

•	601,766 shares will be immediately eligible for sale in the public market without restriction pursuant to Section 4(1) of the Securities Act to the extent that the seller is not an issuer, underwriter, or dealer;

•	116,769 shares will be immediately eligible for sale in the public market without restriction pursuant to Rule 144(k); and

•	5,492,719 shares will be eligible for sale in the public market under Rule 144 or Rule 701 beginning 90 days after the date of this prospectus, subject to volume, manner of sale and other limitations under those rules.

Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our 2002 Equity Incentive Plan and 2004 Equity Incentive Award Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statement will become effective immediately upon filing.

Prior to this offering, there has been no public market for our ordinary shares. We cannot predict the effect, if any, that market sales of ordinary shares or the availability of ordinary shares for sale will have on the market price of our ordinary shares prevailing from time to time. Nevertheless, sales of substantial amounts of our ordinary shares in the public market could adversely affect the market price of our ordinary shares and could impair our future ability to raise capital through the sale of our equity securities.

Taxation

Singapore Taxation

The following summary describes some of the material Singapore income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of ordinary shares to a holder of ordinary shares that is not resident and not domiciled (in the case of individuals) in Singapore. This discussion does not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of ordinary shares and does not purport to deal with the tax consequences applicable to all categories of investors. Prospective investors should consult their own tax advisors regarding Singapore tax and other tax consequences of owning and disposing of ordinary shares. Neither our company nor our directors accept any responsibility for any tax effects or liabilities resulting from the subscription for, or purchase, holding or disposal of, ordinary shares.

This summary is based on tax laws in effect in Singapore and administrative and judicial interpretations of these tax laws as of the date of this prospectus, all of which are subject to change, possibly on a retroactive basis.

Income Tax

General. Non-resident corporate taxpayers are subject to income tax on income that is accrued in or derived from Singapore and, with some exceptions, on foreign sourced income remitted or deemed remitted into Singapore. Non-resident individuals, subject to certain exceptions, are likewise subject to income tax on income accrued in or derived from Singapore.

A corporation will generally be regarded as being tax resident in Singapore if the control and management of its business is exercised in Singapore (for example, if the corporation’s board of directors meets and conducts the business of the corporation in Singapore). An individual will generally be regarded as being resident in Singapore in a year of assessment if, in the preceding year, he or she resided in Singapore (except for temporary absences from Singapore) or was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more. The aforesaid positions may be varied by an applicable tax treaty.

No comprehensive tax treaty currently exists between Singapore and the United States.

Dividend Distributions. Effective January 1, 2003, Singapore adopted a one-tier corporate tax system. Under this system, income tax collected from corporate profits is final and companies can pay (one-tier) dividends that are tax exempt in the hands of shareholders, regardless of the tax residence status or the legal form of the shareholder.

Where a company (1) has income that is exempt from tax or (2) receives foreign income that may be tax exempt (if specified conditions are met) or relieved from Singapore income tax due to the availability of foreign tax credits, the company may pay tax exempt dividends (normal exempt dividends) out of such income. When paid to holders of shares that are not of a preferential nature, these dividends are free from Singapore tax in the hands of shareholders, whether resident or non-resident for Singapore tax purposes. A company in the one-tier corporate system can pay tax exempt (one-tier) dividends instead of normal exempt dividends out of its exempt profits. As a result, dividends paid out of the exempt profits of such companies as tax exempt (one-tier) dividends to all shareholders, including holders of preference shares, will not be subject to tax in the hands of these shareholders. We are on the one-tier system for dividend payment purposes. There is no Singapore withholding tax required to be deducted on dividends paid to our non-Singapore tax resident shareholders.

Gains on Disposal of Ordinary Shares. Singapore does not impose tax on capital gains. There are no specific laws or regulations, however, that deal with the characterization of capital gains. As a result, gains arising from the disposal of ordinary shares are not taxable in Singapore unless the Internal Revenue Authority of

Singapore regards the seller as carrying on a trade of buying and selling of shares, in which case, the profits on disposal will be construed to be of an income nature and taxable.

As our ordinary shares are listed on the Nasdaq National Market, or Nasdaq, gains or losses made from trading on Nasdaq will generally be considered to be sourced outside Singapore and should not therefore be subject to Singapore income tax unless brought back to Singapore.

In respect of transfers of ordinary shares evidenced in certificated form off Nasdaq, negotiated and/or concluded in Singapore, the question whether such gain is capital (realization of income) or income (from trading in securities) remains relevant.

Stamp Duty

There is no stamp duty payable in respect of the subscription for, and issuance and allotment of, new ordinary shares or the holding of new ordinary shares.

Stamp duty is payable on the instrument of transfer of ordinary shares, at the rate of S$2.00 for every S$1,000 or part thereof, on the higher of the consideration for, or market value of, the transferred ordinary shares. If the instrument of transfer is executed outside Singapore, no stamp duty is payable on that instrument of transfer until it is brought into Singapore. However, unless we have a branch register outside Singapore, the instrument of transfer will need to be brought into Singapore in order for the change of ownership to be registered and therefore effective.

Singapore stamp duty on the instrument of transfer, when payable, is borne by the purchaser unless there is an agreement to the contrary.

Shares traded on Nasdaq will not attract Singapore stamp duty.

Estate Duty

In the case of an individual who is not domiciled in Singapore, Singapore estate duty is imposed on the value (subject to exemption for the first S$9.0 million in value of residential property) of immovable properties situated in Singapore. Movable properties of non-domiciled individuals whose deaths occur on or after January 1, 2002 are exempt from Singapore estate duty. Our ordinary shares are considered to be movable property situated in Singapore as we are a company incorporated in Singapore.

Accordingly, an individual holder of ordinary shares who is not domiciled in Singapore at the time of his or her death (on or after January 1, 2002) will not be subject to Singapore estate duty on the value of any ordinary shares held by the individual upon the individual’s death. Such holder will also not be liable to Singapore estate tax duty on any shares held by him as the shares are registered outside Singapore.

The foregoing summary of Singapore estate duty on the estates of holders of ordinary shares assumes that the ordinary shares were acquired without debt. Prospective purchasers of ordinary shares who intend to use financing in their acquisition of ordinary shares should consult their own tax advisors regarding the Singapore estate duty and income tax consequences of their investment.

United States Federal Taxation

The following is a general discussion of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of ordinary shares purchased in this offering by a U.S. person, as that term is defined below. We assume in this discussion that you will hold ordinary shares issued in this offering as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. We do not discuss all aspects of U.S. federal taxation that may be important to you in light of your individual investment circumstances, such as special tax rules that would apply to you, for example, if you are a U.S. expatriate, financial institution, insurance company, regulated investment company, dealer in securities or currencies, person holding ordinary shares as a hedge against currency risks or as a position in a “straddle” or “conversion transaction” or other integrated investment transaction for tax purposes, person whose “functional currency” is not the U.S. dollar, or holder of 10% or more, by voting power or value, of the stock of our company. This discussion is based on current provisions of the Internal Revenue Code, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or IRS, and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations and subject to change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any such position taken by the IRS would not be sustained. We urge you to consult your tax advisor regarding the U.S. federal income tax consequences of acquiring, holding and disposing of ordinary shares, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

For purposes of this discussion, a U.S. person means a beneficial owner of ordinary shares who is included in at least one of the following categories:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Internal Revenue Code;

•	a corporation or other entity created or organized under the laws of the United States or any political subdivision thereof;

•	estates the income of which is subject to U.S. federal income taxation regardless of source;

•	a trust the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or, if the trust was in existence on August 20, 1996, has elected to continue to be treated as a U.S. person; or

•	persons otherwise subject to U.S. federal income taxation on their worldwide income regardless of source.

Taxation of Distributions

We do not intend to make any cash distributions to the holders of our ordinary shares in the foreseeable future. See “Risk Factors— Risks Relating to the Securities Markets and Ownership of Our Ordinary Shares— We do not plan to pay dividends on our ordinary shares in the foreseeable future.”

Subject to the rules discussed below regarding passive foreign investment companies and foreign personal holding companies, in the event we make distributions, the amount of distributions paid with respect to ordinary shares you hold will generally be included in your gross income as ordinary dividend income to the extent paid out of our current or accumulated earnings and profits (calculated according to U.S. federal income tax principles). These dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. persons.

Under the recently enacted Jobs and Growth Tax Reconciliation Act of 2003, non-corporate U.S. persons are generally subject to U.S. federal income tax at a reduced rate of 15% or less on dividends received with respect to certain common stock. Dividends payable by us on our ordinary shares will be eligible for this reduced rate if:

•	we are a “qualified foreign corporation,” which we will be if our ordinary shares are readily tradable on an established securities market in the United States and we are not a passive foreign investment company, a foreign personal holding company or a foreign investment company (each as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year; and

•	certain holding period requirements are met.

You should consult your tax advisor regarding the availability of the lower tax rate for dividends paid with respect to ordinary shares.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will be treated as a tax-free return of capital to the extent of your adjusted tax basis in ordinary shares you hold. This reduction will increase the amount of gain, or decrease the amount of loss, you will recognize on a subsequent disposition of ordinary shares you hold. Any amount distributed in excess of your adjusted tax basis in the ordinary shares will be taxed in the manner described below under “—Disposition of Ordinary Shares.” As described above under “—Singapore Taxation— Income Tax— Dividend Distributions,” under applicable Singapore law holders of ordinary shares will pay no Singapore tax on the dividends they receive. Accordingly, no credit against your U.S. federal income tax liability or deduction from your U.S. federal taxable income is available for tax withheld or paid over to Singapore in respect of dividends paid on ordinary shares. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States and generally will be treated as “passive income.”

If dividends are paid in Singapore dollars, the amount of the dividend distribution includible in your income will be the U.S. dollar value of the payments made in Singapore dollars, determined at a spot exchange rate between the Singapore dollar and the U.S. dollar on the date the dividend is includible in your income in accordance with your method of accounting, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date of distribution to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

Disposition of Ordinary Shares

Subject to the rules set forth below regarding passive foreign investment companies, foreign personal holding companies, controlled foreign corporations and foreign investment companies, when you sell or otherwise dispose of ordinary shares you hold, you will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale or disposition of those ordinary shares and your adjusted tax basis in those ordinary shares. Any capital gain or loss will generally be long-term capital gain or loss if you have held those ordinary shares for more than one year. For foreign tax credit limitation purposes, such gain or loss will generally be treated as arising from sources within the United States.

Passive Foreign Investment Company

For U.S. federal income tax purposes, a passive foreign investment company is generally defined as any foreign corporation with respect to which either (1) 75% of more of its gross income for the taxable year is “passive income” or (2) based on a quarterly average for the taxable year 50% or more of its assets by value produce “passive income.” For purposes of this test, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporations in which we own, directly or indirectly, more than 25% (by value) of the stock.

We believe we were not a passive foreign investment company for our 2003 taxable year, and we do not expect to be a passive foreign investment company for our 2004 taxable year. However, the determination of whether we are a passive foreign investment company is made annually and we cannot assure you that we will not be a passive foreign investment company in 2004 or a later year due to changes in our asset or income composition.

Once a corporation qualifies as a passive foreign investment company, it is, subject to certain exceptions, always treated as a passive foreign investment company, regardless of whether it satisfies either of the qualification tests in subsequent years. If we are a passive foreign investment company, unless you make a

“QEF election” to have us treated as a “qualified electing fund,” you will be subject to special tax rules with respect to:

•	any gain you realize from a sale or other disposition (including a pledge) of ordinary shares you hold; and

•	any “excess distribution” made to you (generally, any distributions to you in respect of your ordinary shares during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of your ordinary shares during the three preceding taxable years or, if shorter, your holding period for the ordinary shares).

Under these special tax rules:

•	the gain or excess distributions will be allocated ratably over your holding period for the ordinary shares;

•	the amount allocated to the taxable year in which the gain or excess distribution was realized and any year before we become a passive foreign investment company will be taxable as ordinary income;

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year; and

•	an interest charge will be imposed to cover the deemed benefit for the deferred payment of the tax attributable to each year during your holding period in which we were a passive foreign investment company prior to the taxable year in which the gain or excess distribution was realized.

If you hold ordinary shares in any year in which we are a passive foreign investment company, you are required to file IRS Form 8621.

The special passive foreign investment company tax rules described above will not apply to you if you make a QEF election and we provide certain information to you. If we are treated as a passive foreign investment company, we intend to notify you and to provide you such information as may be required for you to make the QEF election effective.

If you make a QEF election, you will generally be taxable currently on your pro rata share of our ordinary earnings and net capital gains (at ordinary income and capital gain rates, respectively) for each taxable year during which we are treated as a passive foreign investment company, regardless of whether or not you receive distributions, so that you will recognize taxable income without the corresponding receipt of cash from us with which to pay your resulting tax obligation. The basis in ordinary shares you hold will be increased to reflect taxed but undistributed income. Distributions of income that were previously taxed will result in a corresponding reduction of basis in ordinary shares you hold and will not be taxed again as distributions to you.

If we are treated as a passive foreign investment company, and so long as our ordinary shares are “regularly traded” on a qualifying exchange (including the Nasdaq National Market), as an alternative to making the QEF election you may elect to recognize as ordinary income each year the excess in the fair market value, if any, of ordinary shares you hold at the end of the taxable year over your adjusted basis in those ordinary shares and, to the extent of prior inclusions of ordinary income, recognize ordinary loss for any decrease in value of those ordinary shares.

You should consult your tax advisor concerning the U.S. federal income tax consequences of holding our ordinary shares if we are considered a passive foreign investment company in any taxable year, including the advisability of making a QEF election or a mark-to-market election.

Foreign Personal Holding Company

A foreign corporation is classified as a foreign personal holding company if (1) at any time during the corporation’s taxable year, five or fewer individuals who are U.S. persons, directly, indirectly or by attribution own more than 50% of the corporation’s stock (by either voting power or value) and (2) the corporation receives at least 60% of its gross income (50% after the initial year of qualification), as adjusted, for the taxable year from certain passive sources.

If we qualify as a foreign personal holding company, you would be required, regardless of your percentage ownership, to include in income, as a dividend, your pro rata share of our “undistributed foreign personal holding company income” (very generally, taxable income with certain adjustments) if you held ordinary shares on the last day of the taxable year (or if earlier, the last day on which we satisfied the shareholder test described above). You would be required to include this amount in income regardless of whether or not you receive distributions from us. We believe we were not a foreign personal holding company in our 2003 taxable year, and we do not expect to be a foreign personal holding company in our 2004 taxable year. However, the determination of whether we are a foreign personal holding company is made annually, and we cannot assure you that we will not be a foreign personal holding company in 2004 or a later year due to changes in our ownership structure and because complex attribution rules set forth in the Internal Revenue Code are applied to determine if the shareholder test described above is satisfied.

Controlled Foreign Corporation

For purposes of this paragraph, we will refer to U.S. persons that own (or are deemed for U.S. federal income tax purposes to own, pursuant to complex attribution and constructive ownership rules) 10% or more of our voting stock as “10% Shareholders.” If 10% Shareholders own, in the aggregate, more than 50% (measured by voting power or value) of our ordinary shares, we would be a controlled foreign corporation. If characterized as a controlled foreign corporation, a portion of our undistributed income may be includible in the taxable income of our 10% Shareholders, and all or a portion of the gain recognized by such 10% Shareholder on the disposition of their ordinary shares may be converted into ordinary income. Controlled foreign corporation status generally only has potential adverse consequences to 10% Shareholders. We believe we are not and have not been a controlled foreign corporation.

Foreign Investment Company

A foreign investment company is a foreign corporation that is either (1) registered under the Investment Company Act of 1940 either as a management company or as a unit investment trust or (2) engaged (or holding itself out as being engaged) primarily in the business of investing, reinvesting or trading in securities, commodities or any interest in securities or commodities at a time when U.S. persons (as defined in the Internal Revenue Code) hold, directly or indirectly, 50% or more of the voting power, or value, of the stock of the foreign corporation. If we are a foreign investment company, then all or a portion of the gain recognized upon your disposition of ordinary shares will be treated as ordinary income instead of capital gain. We believe we are not and have not been a foreign investment company.

Estate Taxes

If you are an individual shareholder who is a citizen or resident of the United States for U.S. federal estate tax purposes, you will have the value of the ordinary shares you own included in your gross estate for U.S. federal estate tax purposes. If you actually pay Singapore estate tax with respect to ordinary shares, however, you will be entitled to credit the amount of such tax against your U.S. federal estate tax liability, subject to certain conditions and limitations.

Backup Withholding Tax and Information Reporting Requirements

In general, information reporting requirements will apply to payments of dividends in respect of ordinary shares or the proceeds received on the sale, exchange or redemption of ordinary shares by a paying agent within the United States to you if you are a non-corporate U.S. person that is not otherwise exempt, and a backup withholding tax may apply to such amounts if you fail to provide an accurate taxpayer identification number to the paying agent. Amounts withheld as backup withholding will be creditable against your

U.S. federal income tax liability, provided the required information is furnished in a timely manner to the IRS.

Special reporting requirements may apply to U.S. persons who own ordinary shares, including rules that may apply if we are a passive foreign investment company, a foreign personal holding company, a controlled foreign corporation or a foreign investment company. You should consult your tax advisor concerning the application of these rules given the facts surrounding your investment in us.

*               *               *

THE FOREGOING SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN SITUATIONS CONCERNING AN INVESTMENT IN OUR COMPANY.

Underwriting

We and the selling shareholders have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., RBC Capital Markets Corporation and WR Hambrecht+Co, LLC are acting as representatives of the underwriters. The address of CIBC World Markets Corp. is 417 Fifth Avenue, New York, New York 10017. The address of RBC Capital Markets Corporation is One Liberty Plaza, 165 Broadway, New York, New York 10006. The address of WR Hambrecht+Co, LLC is 539 Bryant Street, Suite 100, San Francisco, California 94107.

The underwriting agreement provides for the purchase of a specific number of ordinary shares by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of ordinary shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of ordinary shares set forth opposite its name below:

Underwriter	Number of Shares

CIBC World Markets Corp.
RBC Capital Markets Corporation
WR Hambrecht+Co, LLC

Total	5,770,000

The underwriters have agreed to purchase all of the ordinary shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about                     , 2004 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us and the selling shareholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $ per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $          per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 865,500 additional shares to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $           million and the total proceeds to us will be $           million. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the selling shareholders:

		Total Without Exercise of	Total With Full Exercise of
	Per Share	Over-Allotment Option	Over-Allotment Option

Infiniti Solutions Ltd	$	$	$
Selling shareholders

Total		$

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our officers and directors and shareholders holding shares representing approximately 93% of our ordinary shares have agreed to a 180-day “lock up” with respect to our securities that they own, including securities that are convertible into shares and securities that are exchangeable or exercisable for ordinary shares. For a period of 180 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. The lock-up agreements do not apply to (1) the exercise of stock options, (2) shares sold in this offering, (3) shares acquired after the completion of this offering and (4) securities transferred by gift, will or intestacy or transferred to a family member or affiliate, provided that the transferee executes a lock-up agreement.

There is no established trading market for our ordinary shares. The offering price for the ordinary shares has been determined by us, the selling shareholders and the representatives, based on the following factors:

•	the history and prospects for the industry in which we compete;

•	our historical results of operations;

•	our prospects for future business and earning potential;

•	our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of securities of generally comparable companies;

•	the market capitalization and stages of development of other companies that we and the representatives believe to be comparable to us; and

•	other factors deemed to be relevant.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase ordinary shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions. The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of our ordinary shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions. The underwriters may sell more of our ordinary shares in connection with this offering than the number of shares they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids. If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our ordinary shares may have the effect of raising or maintaining the market price of our ordinary shares or preventing or mitigating a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of our ordinary shares if it discourages resales of shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the ordinary shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Legal Matters

Certain matters in connection with this offering will be passed upon for us by Latham & Watkins LLP. The validity of the ordinary shares offered hereby will be passed upon by Drew & Napier LLC, Singapore counsel to our company. Latham & Watkins LLP may rely upon Drew & Napier LLC with respect to certain matters governed by Singapore law. Certain matters in connection with this offering will be passed upon on behalf of the underwriters by Morrison & Foerster LLP, counsel to the underwriters.

Experts

The consolidated financial statements of Infiniti Solutions Pte Ltd as of December 31, 2002 and 2003, and for each of the years in the two-year period ended December 31, 2003, have been included in this prospectus and in the registration statement in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The business address of KPMG is 16 Raffles Quay, #22-00, Hong Leong Building, Singapore 048581.

The financial statements of Automated Technology (Phil.) Inc. as of December 18, 2002 and for the period ended December 18, 2002 have been included in this prospectus and in the registration statement in reliance upon the report of Laya Mananghaya & Co., independent public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The business address of Laya Mananghaya & Co. is 22/F Philamlife Tower, 8767 Paseo de Roxas, Makati City 1226, Metro Manila, Philippines.

Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by our company in connection with the sale of ordinary shares in this offering. All amounts are estimates except the SEC registration fee and the NASD filing fee.

Amount to be Paid

SEC registration fee	$8,408
NASD filing fee	8,000
Nasdaq National Market listing fee	100,000
Blue sky fees and expenses	10,000
Printing and engraving expenses	150,000
Legal fees and expenses	650,000
Accounting fees and expenses	650,000
Transfer agent and registrar fees	25,000
Miscellaneous	48,592

Total	$1,650,000

Where You Can Find More Information

We have filed a registration statement on Form F-1 with the Securities and Exchange Commission in connection with this offering. In addition, upon completion of this offering we will be required to file annual reports and other information with the Securities and Exchange Commission. You may read and copy the registration statement, the related exhibits and the other materials we file with the Securities and Exchange Commission at its public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s Internet web site at www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Infiniti Solutions Pte Ltd

We have audited the accompanying consolidated balance sheets of Infiniti Solutions Pte Ltd and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two year period ended December 31, 2002 and 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Infiniti Solutions Pte Ltd and subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the years in the two year period ended December 31, 2002 and 2003, in conformity with U.S. generally accepted accounting principles.

As explained in Note 21 to the financial statements, effective July 1, 2003, the Company changed its method of accounting for mandatorily redeemable cumulative A preference shares.

KPMG

Singapore
March 31, 2004

Infiniti Solutions Pte Ltd and Subsidiaries

Consolidated Balance Sheets
As of December 31, 2002 and 2003
In thousands of U.S. Dollars

	Note	2002	2003

ASSETS
Current assets:
Cash and cash equivalents		$12,590	$7,265
Marketable securities	3	981	1,113
Accounts receivable, net of allowance for doubtful accounts of $321 and $835 in 2002 and 2003, respectively		9,916	9,955
Inventories	4	3,543	3,329
Other current assets		2,930	697

Total current assets		29,960	22,359
Property, plant and equipment, net	5	38,043	33,082
Goodwill		7,546	7,546
Other assets		1,551	1,472

Total assets		$77,100	$64,459

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$5,019	$3,524
Accrued operating expenses and other current liabilities		4,652	3,566
Short-term debt	6	1,750	–
Promissory notes	7	10,352	3,726
Current portion of capital leases obligations	8	1,674	718
Current portion of long-term debt	9	5,886	6,500

Total current liabilities		29,333	18,034
Promissory notes, net of current portion	7	3,726	–
Capital leases obligations, net of current portion	8	669	–
Long-term debt, net of current portion	9	14,866	16,500
Other non-current liabilities		122	372
Mandatorily redeemable cumulative A preference shares, 4,596,429 shares (liquidation preference of $2.15385 each)	11	–	10,845

Total liabilities		$48,716	$45,751

Mandatorily redeemable cumulative A preference shares, 4,596,429 shares (liquidation preference of $2.15385 each)	11	10,320	–
Commitments and contingencies	12
Shareholders’ equity:
Share capital:
A ordinary shares; $0.01 par value, 11,375,000 shares authorized; 10,724,997 shares issued and outstanding	13	107	107
Ordinary shares; $0.10 par value, 12,000,000 shares authorized; 10,246,069 and 11,898,747 shares issued and outstanding as of December 31, 2002 and 2003, respectively	13	1,024	1,189
Ordinary shares; S$1.00 par value; 100,000 and 0 shares authorized as of December 31, 2002 and 2003, respectively; 2 and 0 shares issued and outstanding as of December 31, 2002 and 2003, respectively	13	–	–
Additional paid-in capital	14	30,404	32,738
Subscriptions receivable	13	(1,650)	(1,500)
Accumulated other comprehensive income (loss)	15	(72)	5
Retained deficit		(11,749)	(13,831)

Total shareholders’ equity		$18,064	$18,708

Total liabilities and shareholders’ equity		$77,100	$64,459

See accompanying notes to the consolidated financial statements.

Infiniti Solutions Pte Ltd and Subsidiaries

Consolidated Statements of Operations
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars

	2002	2003

Net revenues:
Mass production, prototype test and semiconductor support services	$15,210	$34,751
Semiconductor support products	17,475	20,140

	32,685	54,891
Cost of revenues:
Mass production, prototype test and semiconductor support services	18,528	27,902
Semiconductor support products	16,019	16,919

	34,547	44,821

Gross income (loss)	(1,862)	10,070

Operating expenses:
Selling, general and administrative	7,672	9,822
Asset impairments	2,145	474

Total operating expenses	9,817	10,296

Operating income (loss)	(11,679)	(226)

Other income (expense):
Interest income	107	123
Interest expense	(2,169)	(2,069)
Foreign currency exchange loss	(85)	(2)
Other non-operating income, net	44	13

Total other expense	(2,103)	(1,935)

Income (loss) before income taxes	(13,782)	(2,161)
Income tax benefit (expense)	4,620	(111)

Income (loss) from continuing operations	(9,162)	(2,272)
Income from discontinued operations (net of tax of $1 and $12 in 2002 and 2003, respectively)	24	224

Net loss prior to cumulative effect adjustment	(9,138)	(2,048)
Cumulative effect adjustment (net of $0 tax)	–	(34)

Net income (loss)	$(9,138)	$(2,082)

Net loss attributable to ordinary shareholders:
Net loss	$(9,138)	$(2,082)
Mandatorily redeemable cumulative A preference share dividend	(420)	(248)

Net loss attributable to ordinary and A ordinary shareholders	(9,558)	(2,330)

Basic and diluted net loss per ordinary share and A ordinary share:
Loss from continuing operations	$(0.67)	$(0.12)
Income from discontinued operations	–	0.01
Cumulative effect adjustment	–	–

Net loss per ordinary share and A ordinary share	$(0.67)	$(0.11)

Number of ordinary shares and A ordinary shares used in computing basic and diluted net loss per ordinary share and A ordinary share	14,302,000	20,491,000

See accompanying notes to the consolidated financial statements.

Infiniti Solutions Pte Ltd and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars

	2002	2003

Net loss	$(9,138)	$(2,082)
Unrealized gain (loss) from available-for-sale marketable securities (net of tax benefit of $50 and tax expense of $51 in 2002 and 2003, respectively)	(66)	77
Foreign currency translation gain	4	–

Comprehensive loss	$(9,200)	$(2,005)

See accompanying notes to the consolidated financial statements.

Infiniti Solutions Pte Ltd and Subsidiaries

Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars

							Accumulated
	A Ordinary				Additional		other		Total
	Share		Ordinary		paid-in	Subscriptions	comprehensive	Retained	Shareholders’
	Amount		Share Amount		capital	receivable	income	deficit	Equity

	No.	$	No.	$	$	$	$	$	$
At January 1, 2002	8,775	88	5,804	580	21,603	(1,650)	(10)	(2,611)	18,000
Issuance of shares a as part of business acquisition purchase consideration	–	–	4,441	444	4,671	–	–	–	5,115
Other issuance of shares	1,950	19	–	–	4,180	–	–	–	4,199
Fair value of share options included as part of business acquisition purchase consideration	–	–	–	–	370	–	–	–	370
Unrealized loss from available-for-sale marketable securities	–	–	–	–	–	–	(66)	–	(66)
Foreign currency translation	–	–	–	–	–	–	4	–	4
Mandatorily redeemable cumulative A preference share dividends	–	–	–	–	(420)	–	–	–	(420)
Net loss	–	–	–	–	–	–	–	(9,138)	(9,138)

Balance at December 31, 2002	10,725	107	10,245	1,024	30,404	(1,650)	(72)	(11,749)	18,064
Issuance of shares for payment of interest on promissory notes	–	–	326	32	669	–	–	–	701
Issuance of shares under rights offering	–	–	1,327	133	1,867	–	–	–	2,000
Payment on subscriptions receivable	–	–	–	–	–	150	–	–	150
Stock compensation	–	–	–	–	46	–	–	–	46
Unrealized gain from available-for-sale marketable securities	–	–	–	–	–	–	77	–	77
Mandatorily redeemable cumulative A preference share dividends	–	–	–	–	(248)	–	–	–	(248)
Net loss	–	–	–	–	–	–	–	(2,082)	(2,082)

Balance at December 31, 2003	10,725	107	11,898	1,189	32,738	(1,500)	5	(13,831)	18,708

See accompanying notes to the consolidated financial statements.

Infiniti Solutions Pte Ltd and Subsidiaries

Consolidated Statements of Cash Flows
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars

	December 31,

	2002	2003

Cash Flows from Operating Activities:
Net loss	$(9,138)	$(2,082)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization (including asset impairment charges)	13,981	8,695
Deferred income taxes	(2,399)	6
Cumulative effect adjustment	–	34
Others	107	59
Allowance for doubtful accounts	12	731
Changes in operating assets and liabilities:
Accounts receivable	(670)	(770)
Inventories	(448)	214
Other assets	406	2,341
Accounts payable	1,420	(1,495)
Payables and accrued operating expenses	(528)	(487)

Net cash provided by operating activities	2,743	7,246

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(8,206)	(3,524)
Net cash paid for acquisition of subsidiaries (Note 2)	1,659	–
Payment of promissory notes	(5,200)	(10,000)
Others	9	42

Net cash used in investing activities	(11,738)	(13,482)

Cash Flows from Financing Activities:
Repayment of obligations under capital leases	(1,238)	(1,625)
Repayment of long-term debt	(11,404)	(10,470)
Proceeds from long-term debt	13,282	12,718
Repayment of short-term debt	–	(1,750)
Proceeds from issuance of mandatorily redeemable cumulative A preference shares	1,800	–
Proceeds from issuance of ordinary shares and A ordinary shares	4,199	2,150
Others	–	(112)

Net cash provided by financing activities	6,639	911

Net decrease in cash and cash equivalents for the year	(2,356)	(5,325)
Cash and cash equivalents at beginning of the year	14,946	12,590

Cash and cash equivalents at end of the year	$12,590	$7,265

Supplementary Cash Flow Information:
Interest paid	$2,084	$2,189
Income taxes paid	$–	$207
Non-cash items:
Issuance of shares for acquisition of subsidiary	$5,115	$–
Issuance of share options for acquisition of subsidiary	$370	$–
Issuance of shares for payment of interest on promissory notes	$–	$701

See accompanying notes to the consolidated financial statements.

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

1.	Summary of Business and Significant Accounting Policies

Business

Infiniti Solutions Pte Ltd (the “Company”) provides customers with a broad range of semiconductor test and assembly services from initial semiconductor development to mass production. The Company also provides various support products and services that customers use to develop their semiconductor products.

The Company is a holding company, and its business activities are conducted principally through its subsidiaries, Viko Technology, Inc. (“Viko”) in the United States and Automated Technology (Phil.) Inc. (“ATEC”) in the Philippines. Some design support services are provided through Viko’s wholly owned subsidiary in India, Adaptive Technology (India) Pvt. Ltd. (“ATI”).

     Organization and Background

The Company was incorporated in Singapore on July 7, 2001 as a limited liability company.

In December 2001, the Company acquired all of the shares of Viko for a consideration of $32,000 comprised of $20,000 cash and a promissory note of $12,000. As a result, Viko and ATI became wholly owned subsidiaries of the Company.

In December 2002, the Company purchased all of the shares of certain holding company entities incorporated in the British Virgin Islands (“the BVI Companies”). As a result, ATEC and certain other entities incorporated in the Philippines and Bermuda, all wholly owned subsidiaries of the BVI Companies, became indirectly wholly owned subsidiaries of the Company. This transaction is referred to as the “ATEC Acquisition.”

     Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its majority owned subsidiaries. The financial statements of majority owned subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All of the Company’s subsidiaries are wholly owned. All significant intercompany balances and transactions have been eliminated in consolidation.

     Accounting Principles

The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

     Use of Estimates in the Financial Statements

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates.

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

Risks and Uncertainties

The Company’s future results of operations include a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on a small number of customers for a significant portion of net revenues, availability of financing, ability to manage growth, ability to obtain necessary capital equipment and raw materials, ability to retain and attract key personnel, environment regulations, the highly cyclical nature of the semiconductor industry, ability to compete effectively against other semiconductor test and assembly companies and ability to respond to declines in average selling prices of the Company’s products and services.

     Significant Customers and Concentration Of Credit Risks

The Company’s five largest customers collectively accounted for approximately 23% and 32% of revenues for the years ended December 31, 2002 and 2003, respectively. The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies which constitute the Company’s largest customers may change. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

Financial instruments on which the Company is subject to credit risk consist principally of cash and cash equivalents, and accounts receivable.

Cash and cash equivalents consist principally of bank deposits with various financial institutions. The majority of the Company’s bank deposits are maintained with financial institutions in Singapore, the Philippines and the United States of America.

     Foreign Currency Transactions

The Company’s functional currency is determined based on the currency of the primary economic environment in which it operates, which is the currency in which it generates and expends cash. The Company’s revenues, direct materials purchases, financing, and capital expenditures are substantially denominated in United States (“U.S.”) dollars. As such, the Company’s functional currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are converted into the functional currency at the rates of exchange prevailing at the balance sheet date. Income and expenses are converted at the rates of exchange at transaction dates prevailing during the year. Foreign currency transaction gains or losses are included in results of operations.

Balance sheet accounts of the Company’s operations for which the local currency is the functional currency are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date. Income, expenses and cash flows are translated at average exchange rates during the year. Translation gains or losses related to net assets of such operations are shown as a component of accumulated other comprehensive income (loss) in shareholders’ equity. As of December 31, 2002 and 2003, this is only applicable to the Company’s operations in India.

     Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

Investments

The Company classifies its investment securities as available-for-sale because the securities are not held principally for the purpose of selling them in the near term nor intended to be held to maturity. Marketable securities at December 31, 2002 and 2003 consist of debt and marketable equity securities.

Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, of available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

Equity holdings in nonpublic companies and limited partnerships are accounted for under the cost method when ownership is less than 20% and the Company does not have the ability to exercise significant influence over operations. Investments in non-public companies and limited partnerships accounted for under the cost method are classified as other assets.

The Company regularly reviews the impairment of investments in non-public companies and limited partnerships. If an impairment is recognized, the cost basis of the investment is written down and the amount of the write down is reflected as a charge to earnings.

     Financial Instruments

All derivatives are recognized in the balance sheet as either assets or liabilities measured at fair value. Changes in the fair value of those instruments are reported in earnings or other comprehensive income depending on the use of the derivatives and whether they qualify for hedge accounting. The accounting gains and losses associated with changes in the fair value of the derivatives and the effect on the consolidated financial statements depend on their hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of the cash flows of the assets or liabilities hedged. In 2002 and 2003, the Company had no derivative instruments.

     Inventories

Inventories are stated at the lower of cost, determined based on the first-in-first-out method, or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the following periods:

Equipment and machinery	3 to 8 years
Office furniture and equipment and motor vehicles	3 to 5 years
Leasehold improvements	5 to 18 years
Office building	20 years

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

The Company capitalizes interest with respect to major assets under installation and construction until such assets are ready for use. Interest capitalized is based on the average cost of the company’s pooled borrowings.

Plant and equipment under capital leases are initially stated at the present value of minimum lease payments and are amortized straight-line over the shorter of the lease term or the estimated useful life of the assets.

No depreciation is provided on property, plant and equipment under installation or construction. Repairs, maintenance and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of a long-lived asset is measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If such asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

For long-lived assets to be disposed of by sale, the carrying value is measured at the lower of its carrying amount or fair value less cost to sell. Long-lived assets to be abandoned are considered held and used until disposed of.

During the years ended December 31, 2002 and 2003, the Company recognized impairment losses of $2,145 and $474, respectively, primarily attributable to certain test equipment held and used in the Company’s prototype test and semiconductor support products and services segment. The Company evaluates held and used test equipment for impairment at the tester platform level. The impairments arose from unanticipated changes in customers’ testing requirements. The assets were deemed to be impaired because their carrying value exceeded the projected future undiscounted cash flows. The fair values of the impaired assets were determined using projected future cash flows discounted to present values.

     Goodwill

Goodwill represents the excess of the purchase price paid in connection with an acquisition over the estimated fair value of the net identifiable tangible and intangible assets. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized.

To determine if the recorded goodwill is impaired, the Company performs a review annually, or more frequently if indicators of potential impairment exist. This review is conducted by comparing the fair values of the Company’s reporting units to their carrying values, including the goodwill related to the reporting units.

Warranties

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data.

     Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carryforwards and other deferred tax assets where it is more likely than not that such loss carryforwards and deferred tax assets will not be realized.

     Revenue Recognition

Net revenue represents the invoiced value of products shipped or services rendered, excluding goods and services tax, and discounts. Revenue is recognized upon shipment provided title and risk of loss has passed to the customer, there is persuasive evidence of an arrangement between us and the customer as to the specific terms of the agreed upon sales, the fee is fixed or determinable and collection of the revenue is reasonably assured.

The Company derives revenue from prototype and pre-production test services, mass production assembly and test services, and semiconductor support products and services. Sales arrangements include the sale of most products and services on a standalone basis. For sale of equipment on a standalone basis, revenue is recognized upon the later of shipment and customer acceptance. Products and services are also frequently combined in multiple-element sales arrangements. Individual elements are either combined into a single unit of accounting or treated as separate units of accounting depending on whether they meet certain specified criteria.

A delivered item is treated as a separate unit of accounting if it has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered items, and performance or delivery of any undelivered services or products is probable and substantially under the Company’s control. Effective July 1, 2003, these criteria are applied consistently with the requirements of FASB Emerging Issues Task Force (EITF) Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Prior to July 1, 2003, the criteria were applied consistently with the requirements in SEC Staff Accounting Bulletin 101, “Revenue Recognition.”

Typical multiple-element arrangements include the following:

•	Cross-services multiple-element arrangements. Customers who utilize the Company’s prototype and pre-production testing services may also utilize the Company’s semiconductor support products and services for the provision of burn-in boards and burn-in services. Other customers purchase quick-turn printed circuit board fabrication and may also subsequently require contract manufacturing services. Some prototype and pre-production testing services customers may also purchase mass production test and assembly services.

•	Intra-services multiple element arrangements. Customers of the mass production assembly and test services may require full turnkey assembly and test services.

Individual elements of cross-services multiple-element arrangements are generally treated as separate units of accounting because they meet the criteria listed above and revenue is billable upon completion of each element and is not contingent upon the completion of other elements in such arrangements. Arrangement consideration is allocated to the units of accounting using the relative fair value method, which generally equals the quoted prices for individual elements. Relative fair values are determined using the prices of elements when sold on a standalone basis. Combined mass-production assembly and test services revenue is

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

recognized upon completion and delivery of the entire arrangement because until then the revenue is not billable, and is therefore contingent.

     Research and Development

Research and development expenses are expensed as incurred. There were no research and development expenses incurred for the years ended December 31, 2002 and 2003.

     Operating Leases

Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

     Employee Retirement Program

Viko has a 401(k) plan covering substantially all of its U.S. employees. Under this plan, participating employees may defer up to 15% of their pre-tax earnings, subject to the Internal Revenue Service annual contribution limits. With effect from January 1, 2003, the Company has ceased the policy of matching 25% of each employee’s contribution up to a maximum of $0.2. Viko’s matching contributions to this 401(k) plan for the years ended December 31, 2002 and 2003 were $20 and $0, respectively.

ATEC has a non-contributory retirement plan covering all of its employees. The plan provides for a single benefit equivalent to 22.5 days pay for every year of credited service upon retirement, death, total and permanent disability, voluntary separation after completion of ten years of credited service and involuntary separation (except for cause). Under the plan, normal retirement age is 60 with at least five years of credited service. As of December 31, 2002 and 2003, the plan was unfunded. The unfunded obligation under the plan of $540 and $595, respectively, is reflected as part of accrued operating expenses. Retirement cost charged to results of operations amounted to $3 and $142 from the date of ATEC Acquisition to December 31, 2002 and the year ended December 31, 2003, respectively.

Stock-Based Employee Compensation

The Company measures stock-based employee compensation cost for financial statement purposes in accordance with the intrinsic method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and its related interpretations and includes pro forma information in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation— Transition and Disclosure.” Employee compensation cost is measured as the excess of fair market value of the share subject to the option at the grant date over the exercise price of the option.

Compensation expense was recognized in accordance with the intrinsic method under APB 25 for options granted in 2003 because the estimated fair market value of the Company’s ordinary shares at the grant date was determined to be greater than the exercise price. Total compensation costs for options granted in 2003 amounted to $286. This amount is recognized over the option vesting periods. Stock-based employee compensation costs recognized in the year ended December 31, 2003 amounted to $46. No compensation expense was recognized for options granted in 2002 since the estimated fair market value of the Company’s ordinary shares at the grant date was determined to be lower than the exercise price.

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the pro forma effects on the Company’s net loss would have been as follows:

	Years Ended
	December 31,

	2002	2003

Stock-based employee compensation cost
As reported (intrinsic method)	$–	$46
Pro forma (fair value method)	$–	$55
Net loss
As reported	$(9,135)	$(2,082)
Pro forma	$(9,135)	$(2,091)
Basic and diluted net loss per ordinary share and A ordinary share
As reported	$(0.67)	$(0.11)
Pro forma	$(0.67)	$(0.11)

For the purposes of providing pro forma information in accordance with SFAS No. 123, the fair value of options granted under the Equity Incentive Plan for the years ended December 31, 2002 and 2003 is estimated on the date of grants using the minimum value method allowed for nonpublic companies, without considering any expected volatility of its shares, together with the Black-Scholes option pricing model with the following assumptions:

	2002	2003

Risk free interest rate	2.72%	3.99%
Expected lives	4 years	4 years
Dividend yield	0%	0%

Net Income (Loss) Per Ordinary Share

Basic net income (loss) per share is computed using the weighted-average number of shares outstanding.

Diluted net income (loss) per share is computed using the weighted average number of shares outstanding and dilutive potential shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes.

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

The following table sets forth the computation of basic and diluted net income (loss) per share:

	2002	2003

Loss from continuing operations	$9,162	$2,272
Mandatorily redeemable cumulative A preference share dividends	420	248

Loss before income from discontinued operations and cumulative effect adjustment	9,582	2,520
Income from discontinued operations	(24)	(224)
Cumulative effect adjustment	–	34

Loss attributable to ordinary and A ordinary shareholders	$9,558	$2,330

Weighted average number of ordinary and A ordinary shares outstanding as at December 31	14,302,000	20,491,000
Basic and diluted net loss per share:
Loss from continuing operations	$(0.67)	$(0.12)
Income from discontinued operations	–	0.01
Cumulative effect adjustment	–	–

	$(0.67)	$(0.11)

The Company excluded all potentially dilutive securities for each period presented from its diluted net income (loss) per share computation because the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares or the Company had net losses, and therefore these securities were anti-dilutive. There were 912,369 and 1,701,380 excluded stock options with per share exercise prices of $1.83077 at December 31, 2002 and 2003, respectively.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on the Company’s financial condition and consolidated statements of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit and disposal activities to be recorded at their fair values when a liability has been incurred. SFAS No. 146 was effective in fiscal 2003 for exit or disposal activities that were initiated after December 31, 2002. The Company adopted SFAS No. 146 on January 1, 2003. The adoption of SFAS No. 146 did not have a material impact on the Company’s financial condition and consolidated statements of operations.

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

In November 2002, a consensus was reached on EITF 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables.” The EITF addresses certain aspects of accounting by a vendor for arrangements relating to performance of multiple revenue-generating activities. EITF 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting if the deliverables in the arrangement meet certain specified criteria, allocation of the arrangement consideration among the separate units of accounting based on their relative fair values, and separate revenue recognition for separate units of accounting. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company’s financial condition and consolidated statements of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation— Transition and Disclosure,” an amendment of FASB Statement No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation, as prescribed under SFAS No. 123. In addition, SFAS No. 148 requires prominent disclosure in the footnotes to both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of that method on reported results. The Company does not plan to adopt the fair value accounting model for stock-based employee compensation at this time; accordingly, SFAS No. 148 will not have an impact on the Company’s current financial condition and consolidated statements of operations. The Company adopted the disclosure requirements of SFAS No. 148 in the notes to the consolidated financial statements for the year ended December 31, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (“VIE”)— an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” (“FIN No. 46”). A VIE is an entity in which equity investors do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from investors. Among other things, FIN No. 46 requires the consolidation of the assets, liabilities and results of operations of VIEs by the primary beneficiary. FIN No. 46 also requires the disclosure of information concerning VIEs by entities that hold significant variable interest but may not be the primary beneficiary. FIN No. 46 applies immediately to VIEs created after January 31, 2003 and is effective for interim periods beginning after June 15, 2003 for interests in VIEs that were acquired before February 1, 2003. In October 2003, the FASB issued FASB Staff Position No. 46-6 to defer the effective date for applying the provisions of FIN No. 46 for interests in VIEs that were created before February 1, 2003. FIN No. 46 also requires the disclosure of the nature, purpose, size and activities of VIEs, as well as the maximum exposure to loss in connection with VIEs for any financial statements issued after January 31, 2003, if it is reasonably possible that an entity will consolidate or disclose information about a VIE. The effect of adoption of FIN No. 46 did not have and is not expected to have any impact on the Company’s financial condition and consolidated statements of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” Among other things, SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as “derivatives”) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and all of its provisions should be applied prospectively. The adoption of SFAS No. 149 did not have a material impact on the Company’s financial condition and consolidated statements of operations.

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

2.	Acquisition

In December 2002, the Company acquired all of the outstanding shares of ATEC for consideration of $14,958. The purchase consideration consisted of $1,500 of cash, the issuance of a promissory note with a fair value of $7,078, the issuance of 4,442,499 ordinary shares with a fair value of $5,115, the issuance of share options with a fair value of $370 and $896 of direct transaction costs. The fair value of the ordinary share options issued was determined using the Black-Scholes option pricing model, based on assumptions prevalent at the date of the ATEC Acquisition. The promissory note is payable in four installments in the amount of $1,500, $1,500, $1,500 and $2,000 on June 16, 2003, December 18, 2003, June 11, 2004 and December 17, 2004, respectively, together with additional consideration embedded in an operating lease payable through December 2004 with a present value at the acquisition date of $578. Interest accrues at a rate of 5% per annum on the unpaid balance of principal installments. As of December 31, 2003, the outstanding purchase consideration payable was $3,726.

The ATEC acquisition was accounted for under the purchase method of accounting for business combinations. Accordingly, the acquisition cost, including transaction costs, was allocated to underlying net assets and liabilities in proportion to their respective fair values.

The fair values of the assets and liabilities acquired in the ATEC acquisition as described above are as follows:

Property, plant and equipment	$17,092
Intangible assets subject to amortization	504
Other non-current assets	838
Current assets	9,774
Current liabilities	(5,921)
Non-current liabilities	(7,328)

Fair value of net assets acquired	14,959
Add:
Goodwill on acquisition	–

Total purchase consideration	14,959
Less:
Issue of ordinary shares	5,115
Fair value of share options included as part of the purchase consideration for the ATEC acquisition	370
Promissory note payable	7,078

Cash purchase consideration paid	2,396
Less:
Cash acquired	4,055

Cash inflow on acquisition	$1,659

The results of ATEC’s operations have been included in the consolidated financial statements from December 19, 2002. The intangible assets comprise customer contracts with weighted average remaining useful life of 1.44 years. No goodwill was recorded on the acquisition of ATEC.

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

The following table is prepared on a pro forma basis for the years ended December 31, 2002 as though ATEC had been acquired as of the beginning of the period presented:

2002

Net revenues	$57,066
Net loss	(10,239)
Net loss attributable to ordinary shareholders	(10,659)
Net loss per ordinary share and A ordinary share	$(0.75)
Number of ordinary shares and A ordinary share used in computing net loss per share	14,302,000

3.	Marketable Securities

	Gross Realized
				Fair
2002	Cost	Gains	(Losses)	Value

Debt securities	$246	$7	$(23)	$230
Equity securities	481	349	(79)	751

	$727	$356	$(102)	$981

	Gross Realized
				Fair
2003	Cost	Gains	(Losses)	Value

Debt securities	$244	$6	$(27)	$223
Equity securities	487	464	(61)	890

	$731	$470	$(88)	$1,113

Maturities of available-for-sale debt securities are due after one year.

Proceeds from the sale or maturities of available-for-sale marketable securities during 2002 and 2003 were $22 and $0, respectively. There were no gross realized gains in both 2002 and 2003. Gross realized losses in 2002 and 2003 were $11 and $3, respectively.

4.	Inventories

	2002	2003

Raw materials	$2,344	$2,140
Factory supplies	367	212
Work-in-progress	832	977

	$3,543	$3,329

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

5.	Property, Plant and Equipment

	2002	2003

Cost:
Equipment and machinery	$45,395	$40,394
Office furniture and equipment and motor vehicles	406	259
Leasehold improvements	5,720	8,004
Office building	–	6
Assets under installation and construction in progress	293	1,084

Total cost	$51,814	$49,747
Accumulated depreciation	$13,771	$16,665

Property, plant and equipment (net)	$38,043	$33,082

Depreciation charged to results of operations amounted to $13,871 (including asset impairment charge of $2,145) and $8,384 (including asset impairment charge of $474) for the years ended December 31, 2002 and 2003, respectively.

Bank loans were secured by liens on certain property, plant and equipment with a total net book value at December 31, 2002 and 2003 of $35,307 and $31,057, respectively.

As a result of the acquisition of ATEC in December 2002, the Company reviewed the estimated useful lives of its test equipment at Viko. The Company has assessed that test equipment at its prototype and pre-production operations has alternate applications in its mass-production test business. As a result, the estimated useful life of test equipment was revised to 7 years from 5 years. The impact of this revision was a reduction in depreciation expense and net loss of $2,638 and a reduction in net loss per share of $0.13 for the year ended December 31, 2003.

6.	Short-Term Debt

Short-term debt at December 31, 2002 consisted of two bank loans. The outstanding principal amount under the loan from Rizal Commercial Banking Corporation was $1,000 and bore interest at 8.25% per annum. The outstanding principal amount under the loan from Bank of Philippines Islands was $750 and bore interest at 2.5% per annum above the London Interbank Offered Rate (“LIBOR”).

7.	Promissory Notes

	2002	2003

Promissory notes	$14,078	$3,726
Less current portion	10,352	3,726

Promissory notes, excluding current portion	$3,726	$–

Promissory notes relate to deferred purchase consideration for the acquisition of subsidiaries. Interest is charged at rates ranging from 5% to 10% per annum on the unpaid balances of the purchase consideration.

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

8.	Capital Leases

Assets acquired under capital leases are summarized as follows:

	2002	2003

Equipment and machinery	$5,467	$3,700
Accumulated depreciation	(2,737)	(1,728)

Net assets acquired under capital leases	$2,730	$1,972

Amortization of assets held under capital leases is included with depreciation expense.

Future minimum capital lease payments as at December 31, 2002 and 2003 are:

	2002	2003

Payable in year ending December 31,
2003	$1,783	$–
2004	685	738

Total minimum lease payments	2,468	738
Less: Amount representing interest (ranging from 6.21% to 13.462%)	125	20

Present value of net minimum capital lease payments	2,343	718
Less: Current instalments of obligations under capital leases	1,674	718

Long-term obligations under capital leases	$669	$–

The capital lease payments are secured by a charge on certain equipment and machinery of two subsidiaries with carrying value of $2,730 and $1,972 at December 31, 2002 and 2003, respectively.

9.	Long-Term Debt

	2002	2003

Bank loan I	$13,282	$14,000
Bank loan II	4,750	–
Bank loan III	2,720	–
Bank loan IV	–	9,000

	20,752	23,000
Less current instalments	5,886	6,500

Long-term debt, excluding current instalments	$14,866	$16,500

Bank loan I

Bank loan I bears interest at 2.5% above the 3-month LIBOR, or 4.34% and 3.67% as of December 31, 2002 and 2003, respectively. The loan is repayable in 12 instalments commencing April 1, 2004 and is secured by substantially all of the assets of Viko with carrying value of $34,787 and $28,559 at December 31, 2002 and 2003, respectively. The Company has guaranteed this loan.

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

Bank loan II

Bank loan II bore interest at 2.75% above the 3-month LIBOR, or 4.55% as of December 31, 2002. The loan was repayable in one lump sum on June 15, 2004. This loan, which was arranged by ATEC prior to its acquisition, was repaid in 2003 as part of a post-acquisition refinancing.

Bank loan III

Bank loan III bore interest at 2% above the 3-month LIBOR, or 3.8% as of December 31, 2002. The loan was repayable in one lump sum on March 8, 2004. This loan, which was arranged by ATEC prior to its acquisition, was repaid in 2003 as part of a post-acquisition refinancing.

Bank loans II and III were secured by a lien on ATEC’s plant and machinery with carrying value of $17,005 at December 31, 2002.

Bank loan IV

Bank loan IV bears interest at 3.5% above the 3-month Singapore Inter Bank Offered Rate (“SIBOR”), or 4.63% as of December 31, 2003. The loan is repayable in 10 instalments commencing September 30, 2003 and is secured by substantially all of the assets of ATEC with carrying value of $24,082 at December 31, 2003. The Company has guaranteed this loan.

The schedule of principal payments on long-term debt is as follows:

	2002	2003

2004	3,321	6,500
2005	11,897	10,667
2006	4,427	4,667
2007	1,107	1,166

	$20,752	$23,000

10.	Income Taxes

The Company operates in several geographic locations and therefore is subject to differing tax rates in these jurisdictions. The effective tax rate may differ from the amounts determined by applying the applicable statutory income tax rates to the Company’s profit before taxation due to a number of factors including expenses that are not deductible for tax purposes and applicable tax incentives that may be granted by the various tax authorities.

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

Income taxes payable at December 31, 2002 and 2003 were $142 and $48, respectively. The components of income tax expense (benefit) included in continuing operations for the years ended December 31, 2002 and 2003 consist of the following:

	2002	2003

Current:
Singapore	$–	$–
United States of America	(2,278)	27
Philippines	7	141
India	–	(12)

	$(2,271)	$156

Deferred:
Singapore	$–	$–
United States of America	(2,345)	(49)
Philippines	(4)	4

	$(2,349)	$(45)

	$(4,620)	$111

Total income taxes for the years ended December 31, 2002 and 2003 were allocated as follows:

Tax expense (benefits) allocated to:
continuing operations	$(4,620)	$111
other comprehensive income	$(50)	$51
discontinued operations	$1	$12

	$(4,669)	$174

In Singapore, the Company had no income taxes payable for both 2002 and 2003 since the Company incurred losses from its Singapore operations for both years. The Company has not recognized any deferred tax assets in respect of these losses as these losses are not expected to be allowed for tax purposes by the Singapore tax authorities.

The operations of the Company are conducted principally in the United States and Philippines. Viko is subject to income taxes in the United States of America, which has a corporate tax rate of 34% and in the state of California, which has a corporate tax rate of 8.84%. ATEC is registered with the Philippine Economic Zone Authority as a non-pioneer Economic Zone Export Enterprise engaged in the manufacture of semiconductor parts and electronics components for export. As a result, ATEC is subject to a 5% special tax rate on adjusted gross income in lieu of all national and local taxes in the Philippines, and is eligible to apply for certain tax incentives. A reconciliation of the expected tax expense (benefit) at the Singapore statutory

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

rate of tax of 22% to the tax expense (benefit) for the years ended December 31, 2002 and 2003 is as follows:

	2002	2003

Income tax benefit (expense) computed at Singapore statutory rate of 22%	$3,032	$475
Effect of different tax rates in foreign jurisdictions	2,322	115
Non-deductible expenses	(506)	(634)
Change in valuation allowance	(217)	(56)
Others, net	(11)	(11)

Income tax benefit (expense)	$4,620	$(111)

Pre-tax income (loss) consists of the following:

	2002	2003

Continuing operations
Singapore	$(1,988)	$(2,210)
Foreign	(11,794)	49

	$(13,782)	$(2,161)

Discontinued operations
Foreign	$25	$236

	$25	$236

	$(13,757)	$(1,925)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2002 and 2003 are presented below:

	2002	2003

Deferred tax assets:
Accounts receivable	$106	$307
Inventory	69	135
Others	249	105
Less: Valuation allowance	(217)	(273)

	207	274
Net operating loss, capital loss and credit carryforwards	1,814	2,389

Total deferred tax assets	2,021	2,663

Deferred tax liabilities:
Property, plant and equipment	1,513	2,453
Investments	132	152
Others	381	71

Total deferred tax liabilities	2,026	2,676

Net deferred tax liabilities	$(5)	$(13)

The net deferred tax liabilities are included in the Consolidated Balance Sheet under the heading Other Non-current Liabilities.

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

The net change in the valuation allowance for the Company was an increase of $217 and $56 for the years ended December 31, 2002 and 2003 respectively. A full valuation allowance was recorded in 2002 and 2003 against the net deferred tax assets of a subsidiary of the Company since it was more likely than not that net deferred assets would not be realized due to the lack of previously paid taxes and taxable income.

As of December 31, 2003, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $1,298, which are available to offset future taxable income, if any, in years through 2023. As of December 31, 2002 and 2003, the Company had net operating loss carryforwards for U.S. state income tax purposes of approximately $4,849 and $5,726, respectively, which are available to offset future taxable income, if any, in years through 2013. Utilization of the subsidiary’s net operating loss carryforwards may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization. As of December 31, 2002 and 2003, the Company also had manufacturing investment credit carryforwards for U.S. state income tax purposes of approximately $1,666 and $1,700, respectively, which are available to offset future taxable income, if any, in years though 2010 and 2011, respectively.

As of December 31, 2002 and 2003, ATI had retained profits of $160 and $166, respectively, which are intended to be invested in the subsidiary permanently. The amount of tax liability that would result had such profits been repatriated to Viko is estimated at $54 and $57, respectively.

11.	Mandatorily Redeemable Cumulative A Preference Shares, at Redemption Value

Mandatorily redeemable cumulative A preference shares are required to be redeemed in instalments of 25% on January 1, 2006, July 1, 2006, January 1, 2007 and July 1, 2007 at a total redemption price of $9,900 plus any arrears of dividends (collectively referred to as the “Redemption Amount”) or immediately upon an initial public offering (“IPO”) of the Company’s ordinary shares or a sale of more than 50% of the ordinary shares and A ordinary shares by the existing shareholders. The Redemption Amount is adjusted for any equity restructuring and dividend payments at any time preceding the date of redemption. Mandatorily redeemable cumulative A preference shares have a liquidation preference of $2.15385 per share (plus any arrears of dividends) over A ordinary shares and ordinary shares.

Holders of the mandatorily redeemable cumulative A preference shares are entitled to receive cumulative cash dividends at a rate of 5% per annum, effective from January 1, 2003. Such dividends have preference over all other dividends on shares issued by the Company. The Company can defer payments of dividends accrued through January 2005 to that date. Such arrears of dividends amounted to $420 and $915 at December 31, 2002 and 2003, respectively.

Effective July 1, 2003, the Company adopted the provisions of SFAS No. 150, “Accounting for Certain Financial Instruments With Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 also revises the definition of a liability to encompass obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. The Company’s mandatorily redeemable cumulative A preference shares meet the definition of a liability. Accordingly, the Company adjusted the carrying value of its mandatorily redeemable cumulative A preference shares to their estimated fair value, and reclassified such amount from the mezzanine section of the consolidated balance sheet to non-current

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

liabilities. Under SFAS No. 150, restatement of financial statements for earlier years presented is not permitted. The cumulative effect of the change in accounting principle was $34. Subsequent to the adoption of SFAS No. 150, the carrying value of the mandatorily redeemable cumulative A preference shares is measured at the present value of the amount to be paid at settlement, accruing interest cost using the rate implicit at inception.

12.	Commitments and Contingencies

(a)	Operating Leases

Future minimum lease payments under non-cancelable operating leases of factory land and office premises as of December 31, 2002 and 2003 are as follows:

	2002	2003

Payable in year ending December 31,
2003	$2,863	$–
2004	2,532	2,767
2005	2,498	2,683
2006	2,311	2,527
2007	2,536	2,748
2008	–	2,542

	$12,740	$13,267

Operating lease rental expense for the years ended December 31, 2002 and 2003 was $1,202 and $3,021, respectively.

(b)	Capital Commitments

As of December 31, 2002 and 2003, the Company had the following capital commitments:

	2002	2003

Purchase of plant and machinery	$151	$345
Leasehold improvements and mechanical and electrical installation	115	–

13.	Share Capital

Subscriptions receivable represent the final installment of the subscription price payable in respect of 928,570 ordinary shares issued in 2001. The final installment is payable by the shareholders at the earlier of (1) June 30, 2005 or (2) a date falling six months before any IPO of the Company’s ordinary shares.

Holders of the A ordinary shares and ordinary shares are entitled to receive cumulative cash dividends amounting in total to 20% of net profit from January 1, 2003 to December 31, 2005, and thereafter a sum equal to 25% of the net profit.

A ordinary shares have a liquidation preference, plus any arrears of dividends, over the ordinary shares of $0.10 per share. A ordinary shares are automatically converted into ordinary shares upon an IPO at the rate of one ordinary share for one A ordinary share.

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

14.	Additional Paid-In Capital

Additional paid-in capital includes the excess of proceeds received and receivable from issues of share capital (net of the costs of issue) over the par value of shares issued, which under Singapore law must be credited to the share premium account. Under Singapore law, the share premium may only be applied in paying up unissued shares to be issued to shareholders, paying up in whole or in part the balance unpaid on shares in issue, in payment of dividends, if such dividends are satisfied by the issue of shares to members of the Company, in writing off preliminary expenses and share and debenture issue expenses and by provision for premiums payable on the redemption of redeemable preference shares. The Company has not utilized any amounts in the share premium account for the above mentioned purposes.

As of December 31, 2002 and 2003, the Company’s share premium account amounted to $29,404 and $31,940, respectively.

15.	Accumulated Other Comprehensive Income/(Loss)

	2002	2003

Unrealized gain (loss) from available-for-sale marketable securities	$(76)	$1
Foreign currency translation gain	4	4

	$(72)	$5

16.	Equity Incentive Plan

Effective April 5, 2002, the Company adopted the 2002 Equity Incentive Plan (the “2002 Plan”), which provides for a maximum of 3,435,714 ordinary shares (subject to annual adjustment to be made on January 1 of each year beginning January 2004 and ending January 2008 under the 2002 Plan) to be reserved for options grants. Options granted under the 2002 Plan are non-statutory options and incentive stock options under Section 422 of the United States Internal Revenue Code.

The 2002 Plan is administered by a committee (the “Compensation Committee”) of the board of directors. Selected employees and directors of the Company and its affiliates are eligible for the grant of options. The exercise price may be higher or lower than the fair value of the shares on the date of grant, but in no event will the exercise price be below the par value of the share. Option periods do not exceed ten years from the date of grant. Upon leaving the employment of the Company, outstanding options remain exercisable for a specified period. Options are generally not transferable under the 2002 Plan.

The Compensation Committee may amend the 2002 Plan or the term of options. No modification of an option shall, without the consent of the optionee, impair the optionee’s rights. In the event of certain changes in the capitalization of the Company, the Compensation Committee may make appropriate adjustments in the number and class of shares available for future grants and the exercise price of each outstanding option. If the Company is in liquidation or a party to a merger or consolidation, outstanding options will be subject to such arrangements as the Compensation Committee may determine.

The options vest over four years with 50% of the options vesting on the second anniversary of the date of grant and the remaining 50% vesting over the subsequent 24 months in equal proportion on the last day of each succeeding month thereafter.

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

The 2002 Plan is accounted for in accordance with fixed-plan accounting under APB No. 25. The fair value of options issued as purchase consideration in acquisitions is recognized as part of the acquisition cost. Compensation cost, based on intrinsic value, for options issued to employees is recognized as compensation expenses over the required service period. Total compensation expense recognized for the years ended December 31, 2002 and 2003 was $0 and $46, respectively.

Information on options granted is as follows:

		Weighted
		Average
		Exercise
	Options	Price

Outstanding at January 1, 2002	–	$–
Granted	912,369	$1.83077
Cancelled	(17,000)	$1.83077

Outstanding at December 31, 2002	895,369	$1.83077
Granted	835,011	$1.83077
Cancelled	(29,000)	$1.83077

Outstanding at December 31, 2003	1,701,380	$1.83077
Exercisable at end of year	–	$–

The following table summarizes information about stock options outstanding at December 31, 2003:

Options Outstanding

		Weighted		Options Exercisable
Average
	Number	Remaining	Weighted	Number	Weighted
	Outstanding	Contractual	Average	Exercisable	Average
Exercise	at	Life	Exercise	at	Exercise
Price	12/31/2003	(Years)	Price	12/31/2003	Price

$1.83077	1,701,380	9.01	$1.83077	–	$–

17.	Related Party Transactions

The Company had the following significant transactions with related parties for the years ended December 31, 2002 and 2003:

	2002	2003

Fees for monitoring investments in the Company payable to a shareholder and a related company of a shareholder	$178	$175
Professional fees paid to firms in which certain of the directors have financial interests	34	–
Fees paid to a shareholder in connection with the raising of equity funding	71	–
Sales to a company in which certain of the directors and a shareholder have financial interests	138	158
Operating lease payments made to a shareholder	60	1,670

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

18.	Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate methodologies; however, considerable judgment is required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose the Company to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The creditworthiness of counterparties is periodically reviewed, and full performance is anticipated.

The methods and assumptions used to estimate the fair value of significant classes of financial instruments is set forth below:

Cash and Cash Equivalents

Cash and cash equivalents are due on demand or carry a maturity date of less than three months when purchased. The carrying amount of these financial instruments is a reasonable estimate of fair value.

Accounts Receivable, Other Receivables, Accounts Payable and Other Payables

The carrying amounts approximate fair values in view of the short term nature of these balances.

Marketable Securities

The fair value is estimated based upon the quoted market price on the last business day of the fiscal year.

Long-Term Debt and Other Debt Obligations

The fair value is based on current interest rates available to the Company for issuance of debts of similar terms and remaining maturities.

Mandatorily Redeemable Cumulative A Preference Shares

The fair value of the cumulative redeemable A preference shares is estimated utilizing a cash flow analysis at a discount rate equal to rates available for debt with terms similar to the A preference shares.

Limitations

Fair value estimates are made at a specific point in time, and are based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

	As of December 31, 2002		As of December 31, 2003

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair value

Financial Assets:
Cash and cash equivalents	$12,590	$12,590	$7,265	$7,265
Marketable securities	981	981	1,113	1,113
Financial Liabilities:
Promissory notes	14,078	14,078	3,726	3,726
Obligations under capital leases	2,343	2,360	718	720
Long-term debt	20,752	20,752	23,000	23,000
Cumulative redeemable
A preference shares	–	–	10,846	10,850
Non-permanent Equity:
Cumulative redeemable
A preference shares	$9,900	$10,518	$–	$–

19.	Business Segment, Geographic and Major Customer Data

Operating segments, as defined under SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates in two reportable segments comprising (1) prototype test and semiconductor support products and services (“Prototype Test and SSPS”) and (2) mass production assembly and test services (“Mass Production”).

The business of the Company consists of the following reportable segments:

Prototype Test and SSPS. The Company provides a range of services to various customers at their product development, or prototyping stage. Such services include prototype and pre-production testing services, which involves test program development, device testing and characterization, burn-in and reliability testing, and failure analysis services. Other prototyping services include the provision of various semiconductor support products and services, including the design, manufacture and sale of burn-in boards and ovens, quick-turn contract manufacturing services; printed circuit board and fabrication services.

Mass Production. The Company provides mass production stage, semiconductor assembly and test services. These include wafer probe, chip assembly, final test and drop shipment.

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

The following table presents selected segment data for the years ended December 31, 2002 and 2003.

	Prototype
	Test and	Mass
	SSPS	Production	Other	Total

2002:
Net revenues	$31,784	$901	$–	$32,685
Gross income (loss)	(2,025)	163	–	(1,862)
Operating income (loss)	(10,269)	111	(1,521)	(11,679)
Depreciation and amortization, included as cost of revenues	11,563	124	–	11,687
Goodwill	7,546	–	–	7,546
Total assets	45,009	28,178	3,913	77,100

	Prototype
	Test and	Mass
	SSPS	Production	Other	Total

2003:
Net revenues	$36,590	$18,301	$–	$54,891
Gross income	7,736	2,334	–	10,070
Operating income (loss)	211	808	(1,245)	(226)
Depreciation and amortization, included as cost of revenues	5,173	2,852	–	8,025
Goodwill	7,546	–	–	7,546
Total assets	37,944	24,170	2,345	64,459

The following table presents a summary of net revenues by country of domicile of customers and long-lived assets by geographic region. The Company geographically categorizes a sale based on the country in which the customer is headquartered.

	2002	2003

Revenues:
United States of America	$30,210	$48,454
Philippines	152	1,363
Singapore	142	247
Others	2,181	4,827

	$32,685	$54,891

	2002	2003

Long-lived assets:
United States of America	$28,683	$24,734
Philippines	18,382	17,234
Singapore	8	53
Others	67	79

	$47,140	$42,100

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

Revenues from major customers, as a percentage of total net revenue, were as follows:

	2002	2003

Customer A	–	13

20.	Discontinued Operations

The Company discontinued ATEC’s glass diode operations in 2003 as a result of the decision by its customer to terminate the subcontract agreement with the Company. The assets of the discontinued operations consisted mainly of inventories. These inventories were sold to the sole customer for the discontinued operations at cost during 2003. Consequently, the balance sheet as of December 31, 2003 did not include any assets related to the discontinued operations.

Revenues and profit from the discontinued operations were as follows:

	2002	2003

Revenues	$192	$2,798

Income before income taxes from discontinued operations	25	236
Income tax expense	(1)	(12)

Income from discontinued operations	$24	$224

21.	Cumulative Effect Adjustment

Effective July 1, 2003, the Company adopted the provisions of SFAS No. 150, “Accounting for Certain Financial Instruments With Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 also revises the definition of a liability to encompass obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. The Company’s cumulative redeemable A preference shares meet the definition of a liability. The Company’s adoption of SFAS No. 150 as of July 1, 2003 resulted in a cumulative effect loss of $34. The cumulative effect loss represents the excess of the fair value of the outstanding cumulative redeemable A preference shares over their carrying amount at the time of adoption, and is reported under the income statement caption “Cumulative effect adjustment.”

Had the Company adopted SFAS No. 150 at the date of issue of its mandatorily redeemable cumulative A preference shares, the pro forma effects on the Company’s net loss would have been as follows:

	Years Ended
	December 31,

	2002	2003

Net loss
As reported	$(9,138)	$(2,082)
Pro forma	$(9,603)	$(2,325)
Basic and diluted net loss ordinary per ordinary share and A ordinary share
As reported	$(0.67)	$(0.11)
Pro forma	$(0.67)	$(0.11)

Infiniti Solutions Pte Ltd and Subsidiaries

Notes to the Consolidated Financial Statements
For the years ended December 31, 2002 and 2003
In thousands of U.S. Dollars (except per share data)

22.	Valuation and Qualifying Accounts

Deducted from receivables in the consolidated balance sheets:

	2002	2003

Allowance for doubtful accounts:
Balance at January 1,	$255	$321
Utilized	–	(217)
Acquisition of subsidiary	54	–
Charged	12	731

Balance at December 31,	$321	$835

Report of Independent Accounting Firm

The Board of Directors and Stockholders

Automated Technology (Phil.) Inc.

We have audited the accompanying balance sheet of Automated Technology (Phil.) Inc. as of December 18, 2002, and the related statements of operations, changes in stockholders’ equity and cash flows for the period from January 1, 2002 to December 18, 2002. These financial statements, which are stated in the United States dollars, are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Automated Technology (Phil.) Inc. as of December 18, 2002, and the results of its operations and its cash flows for the period from January 1, 2002 to December 18, 2002 in conformity with accounting principles generally accepted in the United States of America.

Laya Mananghaya & Co.

Makati City, Metro Manila
Philippines
March 1, 2004

Automated Technology (Phil.) Inc.

Balance Sheet
As of December 18, 2002
In US Dollars

	Note

ASSETS
Current assets:
Cash and cash equivalents	2 and 14	$3,833,892
Receivables, net	3	3,411,491
Inventories	4	1,520,794
Deferred income taxes	5	39,069
Prepaid expenses and other current assets		91,832
Net assets of discontinued operations	13	703,745

Total current assets		9,600,823
Deferred income tax	5	165,181
Property, plant and equipment, net	6	16,728,145
Investment and advances, net	7	82,458
Other assets	8 and 10	838,332

Total assets		$27,414,939

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$2,018,175
Accrued expenses and other liabilities	11	1,475,482
Deferred rent	10	278,314
Current portion of capital leases obligations	14	54,000
Current portion of long-term debt	9 and 14	1,750,000
Income tax payable		127,423

Total current liabilities		5,703,394
Long-term debt	9 and 14	7,470,000
Non-current portion of capital lease obligations	14	32,000
Deferred rent	10	3,303,630

Total liabilities		16,509,024

Stockholders’ equity:
Share capital:
Common stock; P1 par value, 1,250,000 shares authorized; 632,019,564 shares issued and outstanding		15,335,363
Deficit		(4,429,448)

Total stockholders’ equity		10,905,915

Total liabilities and stockholders’ equity		$27,414,939

See accompanying notes to financial statements.

Automated Technology (Phil.) Inc.

Statement of Operations
For the Period from January 1, 2002 to December 18, 2002
In US Dollars

	Note

Net sales		$24,381,342
Cost of goods sold	1, 6, 10 and 11	22,057,655

Gross income		2,323,687

Operating expenses:	1, 6, 10 and 11
Sales and marketing		(395,048)
General and administrative		(3,044,009)

		(3,439,057)

Loss from operations		(1,115,370)

Other income (charges):
Interest expense	9	(632,768)
Interest income		63,324
Others		106,610

		(462,834)

Loss before income tax		(1,578,204)

Provision for income tax	5
Current		98,083
Deferred		(15,453)

		82,630

Loss from continuing operations		(1,660,834)
Discontinued operations, net of tax of US$27,182	13	559,608

Net loss		$(1,101,226)

See accompanying notes to financial statements.

Automated Technology (Phil.) Inc.

Statement of Changes in Stockholders’ Equity
For the Period from January 1, 2002 to December 18, 2002
In US Dollars, except par value, which is in Philippine Peso

	Note

Capital stock— P1 par value
Authorized— 1,250,000,000 shares
Issued and outstanding— 632,019,564 shares		$15,335,363

Deficit
Balance at beginning of period		(1,575,317)
Loss for the period		(1,101,226)
Stock dividend	12	(1,752,905)

Balance at end of period		(4,429,448)

		$10,905,915

See accompanying notes to financial statements.

Automated Technology (Phil.) Inc.

Statement of Cash Flows
For the Period from January 1, 2002 to December 18, 2002
In US Dollars

Cash Flows from Operating Activities
Net loss	$(1,101,226)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,850,580
Provision for income tax	109,812
Changes in operating assets and liabilities:
Receivables	348,043
Inventories	152,463
Prepaid expenses and other current assets	115,508
Accounts payable	(552,704)
Accrued expenses and other liabilities	487,224
Deferred rent	(45,139)

Net cash provided by operating activities	2,364,561
Cash Flows from Investing Activities
Acquisition of property, plant and equipment	(935,913)
Proceeds from disposals of:
Property, plant and equipment	5,189,480
Investment	631,586
Other assets	5,745
Proceeds from capital lease obligations	95,000

Net cash provided by investing activities	4,985,898

Cash Flows from Financing Activities
Payment of bank loans and long-term debt	(4,505,000)
Payment of obligations under capital lease	(9,000)

Net cash used in financing activities	(4,514,000)

Net increase in cash and cash equivalents for the period	2,836,459
Cash and cash equivalents at beginning of period (Notes 2 and 14)	997,433

Cash and cash equivalents at end of period (Notes 2 and 14)	$3,833,892

See accompanying notes to financial statements.

Automated Technology (Phil.) Inc.

Notes to Financial Statements
For the Period from January 1, 2002 to December 18, 2002
in US Dollars

1.	Summary of Business and Significant Accounting Policies

     Business

Automated Technology (Phil.) Inc. (“ATEC”) is a corporation duly organized and existing under the laws of the Republic of the Philippines, with principal place of business located at Light Industry and Science Park, Cabuyao Laguna, Philippines. The Company is engaged principally in the manufacture of semiconductor parts and electronic components for export.

     Basis of Financial Statement Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

The financial statements are expressed in United States (“US”) Dollars, the functional currency of ATEC.

On December 19, 2002, ATEC was acquired by Infiniti Solutions Pte Ltd. (Infiniti). Accordingly, ATEC’s financial position and results of operations from that date forward have been included in the consolidated financial statements of Infiniti. The accompanying financial statements as of and for the period ended December 18, 2002 present the financial position and results of operations of ATEC for the period immediately prior to the acquisition.

     Use of Estimates in the Financial Statements

The preparation of the financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Risks and Uncertainties

ATEC’s future results of operations include a number of risks and uncertainties. Factors that could affect ATEC’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on the highly cyclical nature of the semiconductor industry, pricing pressures and declines in average selling prices, reliance on a small group of principal customers, timing and volume of orders relative to ATEC’s production capacity, availability of manufacturing capacity, availability of financing, competition, dependence on raw materials and equipment suppliers, dependence on key personnel and environmental regulations.

     Foreign Currency Transactions

ATEC’s functional currency is determined based on the currency of the primary economic environment in which it operates, which is, the currency in which it generates and expends cash. ATEC’s revenues, direct materials purchases, financing, and capital expenditures are substantially denominated in US dollars. As such, the Company’s functional currency is the US dollar. Assets and liabilities which are denominated in foreign currencies are converted into the functional currency at the rates of exchange prevailing at the balance sheet date. Income and expenses are converted at the rates of exchange at transaction dates prevailing during the year. Foreign currency transaction gains or losses are included in results of operations.

Automated Technology (Phil.) Inc.

Notes to Financial Statements

For the Period from January 1, 2002 to December 18, 2002
in US Dollars

1.	Summary of Business and Significant Accounting Policies (Continued)

     Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

     Investments

Equity holdings in nonpublic companies are accounted for under the equity method when ownership is more than 20% and ATEC has the ability to exercise significant influence over operations. Other investments are accounted for under the cost method.

     Inventories

Raw materials and indirect materials are stated at the lower of cost or market. Cost is determined based on the firs-in, first-out method. Work-in-process are stated at standard cost, which is adjusted to approximate actual costs at year-end. In-transit items are valued at invoice cost. Allowance is made for all obsolete and slow-moving items.

     Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation, amortization and impairment losses, if any.

Depreciation is calculated on the straight-line method over the following periods:

Facilities equipment and building improvements	18 years
Production machinery and equipment	8 years
Computer and office equipment	5 years
Transportation equipment	5 years
Furniture and fixtures	5 years

Plant and equipment under capital leases are initially stated at the present value of minimum lease payments and are amortized straight-line over the shorter of the lease term or the estimated useful life of the assets.

No depreciation is provided on property, plant and equipment under installation or construction. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized.

     Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

ATEC reviews long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of a long-lived asset is measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If such asset is considered to be impaired, the impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

For long-lived assets to be disposed of by sale, the carrying value is measured at the lower of its carrying amount or fair value less cost to sell and to cease depreciation. Long-lived assets to be abandoned will be considered held and used until it is disposed of.

Automated Technology (Phil.) Inc.

Notes to Financial Statements

For the Period from January 1, 2002 to December 18, 2002
in US Dollars

1.	Summary of Business and Significant Accounting Policies (Continued)

     Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carryforwards and other deferred tax assets where it is more likely than not that such loss carryforwards and deferred tax assets will not be realized.

     Revenue Recognition

Net revenue represents the invoiced value of products shipped, excluding goods and services tax, net of discounts. Revenue is recognized upon shipment provided title and risk of loss has passed to the customer, there is persuasive evidence of an arrangement between us and the customer as to the specific terms of the agreed upon sales, the fee is fixed or determinable and collection of the revenue is reasonably assured.

     Research and Development

Research and development expenses are expensed as incurred. There were no research and development expenses incurred for the period ended December 18, 2002.

     Operating Leases

Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

     Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, ATEC will recognize a gain or loss on settlement. ATEC will adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on ATEC’s financial position and statement of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit and disposal

Automated Technology (Phil.) Inc.

Notes to Financial Statements

For the Period from January 1, 2002 to December 18, 2002
in US Dollars

     Recently Issued Accounting Standards (Continued)

activities to be recorded at their fair values when a liability has been incurred. SFAS No. 146 was effective in fiscal 2003 for exit or disposal activities that were initiated after December 31, 2002. ATEC will adopt SFAS No. 146 on January 1, 2003. The adoption of SFAS No. 146 is not expected to have a material impact on ATEC’s financial position and statement of operations.

In November 2002, a consensus was reached on EITF 00-21. The EITF addresses certain aspects of accounting by a vendor for arrangements relating to performance of multiple revenue-generating activities. EITF 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting if the deliverables in the arrangement meet certain specified criteria, allocation of the arrangement consideration among the separate units of accounting based on their relative fair values, and separate revenue recognition for separate units of accounting. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 is not expected to have a material impact on ATEC’s financial position and statement of operations.

2.	Cash and Cash Equivalents

Cash on hand and in bank	$833,892
Time deposit certificates	3,000,000

$3,833,892

3.	Receivables

Trade	$3,075,048
Less—allowance for doubtful accounts	54,099

3,020,949
Others	390,542

$3,411,491

4.	Inventories

Raw and indirect materials	$1,331,535
Work in process	174,539
In transit	14,720

$1,520,794

Automated Technology (Phil.) Inc.

Notes to Financial Statements

For the Period from January 1, 2002 to December 18, 2002
in US Dollars

5.	Income Taxes

Total income taxes for the period ended December 18, 2002 was allocated as follows:

Continuing operations	$82,630
Discontinued operations (Note 13)	27,182

$109,812

Significant components of ATEC’s deferred income taxes are as follows:

Current:
Deferred rent	$13,916
Accrued employee productivity	6,603
Unrealized foreign exchange losses	18,550

$39,069

Noncurrent:
Deferred rent	$165,181

Total deferred tax assets	$204,250

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 18, 2002. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

ATEC is registered with Philippine Economic Zone Authority (PEZA) as an Ecozone export enterprise located in the Light Industry and Science Park of the Philippines l. As an Ecozone export enterprise, ATEC is entitled to certain tax and non-tax incentives, such as the 5% final tax on gross income.

The reconciliation of the provision for income tax from continuing operations is as follows:

Tax at statutory rate of 5% on loss from continuing operations before income tax	$(78,910)
Addition to (reduction in) income tax resulting from the effect of:
Non-deductible expenses under PEZA rules	162,632
Interest and dividend income	(1,092)

$82,630

Automated Technology (Phil.) Inc.

Notes to Financial Statements

For the Period from January 1, 2002 to December 18, 2002
in US Dollars

6.	Property, Plant and Equipment

Cost:
Production machinery and equipment	$18,669,046
Facilities equipment and building improvements	7,442,759
Computer and office equipment	527,190
Transportation equipment	176,773
Construction in progress	587,339

Total cost	27,403,107
Accumulated depreciation and amortization	10,674,962

$16,728,145

Total depreciation and amortization charged to operations during the period amounted to US$2,850,580, of which US$2,579,205 was charged to cost of goods sold.

7.	Investment and Advances

Investment and advances in ATEC-KMI Philippines, Inc. (50% owned, at equity)	$818,348
Less—allowance for decline in value	(818,348)

—

Investment—others	110,030
Less—allowance for decline in market value	(27,572)

82,458

$82,458

ATEC-KMI was organized to manufacture and assemble ceramic semiconductor devices in joint venture with another firm. The joint venture arrangement, however, did not materialize. Accordingly, ATEC set up a 100% provision for the investment and related advances for the period.

8.	Other Assets

Rental deposit (Note 10)	$645,600
Others	192,732

$838,332

9.	Long-Term Debt

Long-term debt represents medium-term (2 to 3 years) loans from local banks that bear annual interest rate of 4.525%. These loans are secured by chattel mortgage on various machinery and equipment.

10.	Leases

ATEC leases its plant located at the Light Industry and Science Park of the Philippines. The lease will expire in February 2015. The lease provides for scheduled rent increases over the term of the lease.

Automated Technology (Phil.) Inc.

Notes to Financial Statements

For the Period from January 1, 2002 to December 18, 2002
in US Dollars

10.	Leases (Continued)

Rental expense charged to operations in 2002 amounted to US$1,576,239, of which US$914,037 was charged to cost of goods sold. Rental expense represents the total rental payments under the lease agreement amortized on a straight-line basis over the term of the lease.

The difference between the actual lease payments and rental expense charged to operations during the year is reflected under the caption “Deferred Rent” in the balance sheets.

ATEC’s annual minimum payments under the above lease agreements for the next 5 years are as follows:

Year	Amount

(In ‘000 US$)
2003	1,900
2004	1,921
2005	2,210
2006	2,210
2007	2,541

11.	Pension Plan

The Company has an unfunded, non-contributory retirement plan covering all of its employees. The plan provides for a single benefit based on years of service upon retirement, death, disability and voluntary separation after completion of ten years of credited service, and involuntary separation. Under the plan, normal retirement age is 60 years of age with at least five years of credited service.

The components of net periodic benefit costs are as follows:

Service cost	$84,608
Interest cost	39,009
Amortization of transitional obligation	2,448

Net periodic pension cost	$126,065

The change in benefit obligation is as follows:

Projected benefit obligation at beginning of year	$428,073
Service cost	84,608
Interest cost	39,009
Benefits paid	(15,525)

Projected benefit obligation at end of year	$536,165

The assumptions used in determining both the benefit obligation and the periodic benefit cost of the Company’s pension plan are a discount rate of 10% and a salary rate increase of 8%.

Automated Technology (Phil.) Inc.

Notes to Financial Statements

For the Period from January 1, 2002 to December 18, 2002
in US Dollars

12.	Stock Dividend

On April 16, 2002, the Board of Directors and Stockholders of ATEC approved the declaration of 18% stock dividend equivalent to US$1,752,905 or 96,409,764 shares to stockholders of record as of December 31, 2001.

13.	Discontinued Operations

During the period, ATEC discontinued the production of the Power product line.

The net income contribution of this product line as of December 18, 2002 is as follows:

Revenues	$3,404,877

Income before income tax	586,790

Provision for income tax:
Current	29,340
Deferred	(2,158)

27,182

$559,608

As of December 18, 2002, the net assets of discontinued product line consist of the following:

Accounts receivable	$154,232
Advances— others	568,795
Raw materials	70,013
Indirect materials	26,480
Liabilities	(115,775)

$703,745

14.     Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined by ATEC using available market information and appropriate methodologies; however, considerable judgment is required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that ATEC could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose ATEC to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The creditworthiness of counterparties is continually reviewed, and full performance is anticipated.

The methods and assumptions used to estimate the fair value of significant classes of financial instruments is set forth below:

Cash and Cash Equivalents

Cash and cash equivalents are due on demand or carry a maturity date of less than three months when purchased. The carrying amount of these financial instruments is a reasonable estimate of fair value.

Automated Technology (Phil.) Inc.

Notes to Financial Statements

For the Period from January 1, 2002 to December 18, 2002
in US Dollars

14.     Fair Value of Financial Instruments (Continued)

Accounts Receivable, Other Receivables, Accounts Payable and Other Payables

The carrying amounts approximate fair values in view of the short-term nature of these balances.

Limitations

Fair value estimates are made at a specific point in time, and are based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

	As of December 18, 2002

	Carrying	Estimated
	Amount	Fair Value

Financial Assets:
Cash and cash equivalents	$3,833,892	$3,833,892
Financial Liabilities:
Obligations under capital leases	86,000	86,000
Long-term debt	9,220,000	9,220,000

15.	Subsequent Event

In 2003, ATEC discontinued the production of the Glass Diode product line. As of December 18, 2002, the net assets and net income contribution related to the product line amount to US$488,798 and US$481,879 (net of related taxes amounting to US$25,362), respectively.

5,770,000 Shares

Infiniti Solutions Ltd

Ordinary Shares

PROSPECTUS

, 2004

CIBC World Markets	RBC Capital Markets

WR Hambrecht+Co

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

Until                     , 2004 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Our Articles of Association provide that, subject to the provisions of the Singapore Companies Act (Chapter 50 of Singapore Statutes), every director and officer of our company shall be indemnified out of the assets of our company against all costs, charges, losses, expenses and liabilities incurred by him in the execution of his duties or in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted or the proceedings are otherwise disposed of without any finding or admission of any breach of duty on his part or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of our company.

Our Articles of Association further provide that we may purchase and maintain insurance against any liability falling upon our directors or officers which arises out of their respective duties to our company or in relation to its affairs. We intend to obtain a new director and officer liability insurance policy prior to the completion of this offering.

In connection with this offering, our company, Viko and ATEC will enter into indemnification agreements with our directors and executive officers. Under these agreements, our company, Viko and ATEC will be required to indemnify these individuals against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any actual or threatened proceeding, if any of them may be made a party to such proceeding because he or she is or was one of our directors or officers. Our company, Viko and ATEC will be obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests. With respect to any criminal proceeding, our company, Viko and ATEC will be obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

The underwriting agreement provides for indemnification by the underwriters of us and our executive officers and directors, and by us of the underwriters for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

Item 7.	Recent Sales of Unregistered Securities

Set forth below is information regarding all securities sold by the Registrant since July 7, 2001 (date of the incorporation), in each case after giving effect to the 1-for-3 reverse split of our ordinary shares and A ordinary shares to be effected prior to completion of the offering. Unless otherwise stated, each A ordinary share and ordinary share has par value of $0.30.

1.	In connection with the Registrant’s incorporation on July 7, 2001, the Registrant sold one ordinary share on July 23, 2001 to each of Lim Hock Seng and Yong Khim Swee. These shares carry a par value of S$1.00. The Registrant subsequently redeemed and extinguished both ordinary shares, and such shares are no longer part of the Registrant’s capital structure.

2.	In connection with the Share Exchange Agreement entered into on November 30, 2001, the Registrant issued 1,583,333 ordinary shares on January 15, 2002 to Inderjit Singh, Kah Chin Kong, 3i Group plc, and 3i Asia Pacific Technology LP in consideration for the acquisition of the entire issued share capital of Infiniti Solutions Pte Limited, a company incorporated in Hong Kong.

3.	In connection with the Investment Agreement entered into on November 30, 2001, the Registrant sold 3,760,714 redeemable A preference shares and 2,925,000 A ordinary shares on January 15, 2002 to 3i Group plc, 3i Asia Pacific Technology LP and EDB Investments Pte Ltd for an aggregate cash purchase price of $27.0 million. Further, the Registrant sold 309,523 ordinary shares to Inderjit Singh, Kah Chin Kong, Yong Khim Swee and Felix Joseph Gnanapragasam for a total consideration of $2.0 million.

4.	On January 15, 2002, the Registrant sold 41,667 ordinary shares to Boon Hwee Koh for an aggregate cash purchase price of $125,000.

5.	On October 31, 2002, the Registrant sold 835,715 redeemable A preference shares and 649,999 A ordinary shares to 3i Group plc, 3i Asia Pacific Technology LP and EDB Investments Pte Ltd for an aggregate cash purchase price of $6.0 million.

6.	On December 19, 2002, the Registrant issued 1,480,833 ordinary shares to AML Trading Ltd, Elkington Group Ltd, and Ideal Harvest Enterprises Ltd in partial consideration for the acquisition of the entire issued share capital of Automated Technology (Phil.) Inc.

7.	On March 1, 2003, the Registrant entered into a transfer deed between Inderjit Singh and several of the Registrant’s employees, in connection with the sale of a total of 445,218 ordinary shares by Mr. Singh to these employees for cash in November 2001 and March 2003.

8.	On June 17, 2003, the Registrant issued 108,512 ordinary shares to the former shareholders of Viko as partial payment, in lieu of cash, of interest payment on a $12.0 million promissory note issued as part consideration for the Viko acquisition.

9.	In connection with a non-renounceable rights issue concluded on December 19, 2003, the Registrant sold 442,380 ordinary shares on January 27, 2004 to 3i Group plc, 3i Asia Pacific Technology LP, Boon Hwee Koh, AML Trading Ltd, Ideal Harvest Enterprises Ltd, Elkington Group Ltd, Inderjit Singh, and Erwin Trautmann for an aggregate cash purchase price of $2.0 million.

10.	Between June 1, 2002 and June 30, 2004, the Registrant granted 540,086 options to purchase ordinary shares at an exercise price of $5.49 per share to employees, officers and directors pursuant to its 2002 Equity Incentive Plan.

The securities issued in the foregoing transactions were either (i) offered and sold in reliance upon exemptions from registration set forth in Section 4(2) of the Securities Act or any regulations promulgated thereunder, relating to sales by an issuer not involving any public offering, (ii) offered and sold in reliance upon an exemption from registration set forth in Regulation S of the Securities Act relating to sales to non-U.S. persons, or (iii) in the case of certain options to purchase shares and shares issued upon the exercise of such options, such offers and sales were made upon an exemption from registration under Rule 701 under the Securities Act.

Item 8.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit
No.	Description

1.1	Form of Underwriting Agreement
3.1	Memorandum of Association as currently in effect
3.2	Articles of Association as currently in effect
3.3	Memorandum of Association to be effective upon completion of the offering
3.4	Articles of Association to be effective upon completion of the offering
4.1	Specimen Ordinary Share Certificate

Exhibit
No.		Description

4.2		Form of Registration Rights Agreement
5.1		Opinion of Drew & Napier LLC
10.1		Share Purchase Agreement, dated November 20, 2002, between Infiniti Solutions Ltd, Automated Technology (Phil.) Inc., Global Crown Limited, Finetech International Limited, Gold Dawn Limited and Mayon Capital Limited.
10.2		Term Loan and Revolving Credit Agreement, dated September 24, 2002, between Viko Technology, Inc. and The Development Bank of Singapore Ltd., Los Angeles Agency.
10.3		Facility Agreement, dated February 7, 2003, between Automated Technology (Phil.) Inc. and The Development Bank of Singapore Ltd.
10.4		Tenancy Agreement for Honeywell Building, dated January 14, 2004, between Infiniti Solutions Ltd. and Bermuda Trust (Singapore) Ltd.
10.5		Lease, dated July 11, 1991, between Viko and RREEF WEST-V, Inc., as amended.
10.6		Lease Agreement, dated October 1, 1993, between Viko and Telephone Real Estate Equity Trust, as amended.
10.7		Lease Agreement, dated June 4, 1998, between Viko (Adaptive Electronics) and Milpitas Industrial Properties, Inc., as amended.
10.8		Industrial Lease Agreement, dated September 1, 1991, between Aetna Life Insurance Co. and Viko, as amended.
10.9		Contract of Lease, dated March 27, 1996, between Stancrest Realty Corp. and ATEC, as amended.
10.10		Agreement (lease), dated November 14, 2003, between Shri Pinakin Ramkrishna Patel and Adaptive Technology (India) Pvt. Ltd.
10.11		Agreement (lease), dated November 14, 2003, between Shri Siddharth Ramkrishna Patel and Adaptive Technology (India) Pvt. Ltd.
10.12		Agreement (lease), dated November 14, 2003, between Shri Kumarpal Ramkrishna Patel and Adaptive Technology (India) Pvt. Ltd.
10	.13*	Manufacturing Agreement, dated February 22, 2001, between RF Monolithics, Inc. and Automated Technology (Phil.) Inc. Electronics Corporation, as amended.
10.14		Agreement, dated October 18, 2002, among 3i Group plc, EDB Investments Pte Ltd, Inderjit Singh, Kong Kah Chin, Francis Swee Yong Khim and Felix Joseph Gnanapragasam.
10.15		Form of Indemnification Agreement with Infiniti Solutions Ltd
10.16		Form of Indemnification Agreement with Viko Technology, Inc. and Automated Technology (Phil.) Inc.
10.17		2002 Equity Incentive Plan
10.18		2004 Equity Incentive Award Plan
21.1		Subsidiaries of Infiniti Solutions Ltd
23.1		Consent of Drew & Napier LLC (included in Exhibit 5.1)
23.2		Consent of KPMG, Independent Registered Public Accounting Firm
23.3		Consent of Laya Mananghaya & Co., Independent Public Accounting Firm
23.4		Consent of Gartner Incorporated
24.1		Power of Attorney (included on the signature page)

*	Portions of the exhibit have been omitted pursuant to a request for confidential treatment.

(b)     Financial Statement Schedules

None.

Item 9.	Undertakings

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore on September 16, 2004.

INFINITI SOLUTIONS LTD

By:	/s/ INDERJIT SINGH

Name: Inderjit Singh
Title: President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Inderjit Singh and Kah Chin Kong as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for him and in his name, place and stead, and in any and all capacities to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement (including post-effective amendments and any related registration statement thereto filed pursuant to Rule 462 or otherwise), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agent, or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

/s/ BOON HWEE KOH Boon Hwee Koh	Chairman of the Board of Directors	September 16, 2004

/s/ INDERJIT SINGH Inderjit Singh	President, Chief Executive Officer and Director	September 16, 2004

/s/ KAH CHIN KONG Kah Chin Kong	Chief Financial Officer (principal financial and accounting officer)	September 16, 2004

/s/ YVONNE YEE WAN LAU Yvonne Yee Wan Lau	Director	September 16, 2004

/s/ DENNIS RANEY Dennis Raney	Director	September 16, 2004

Signature	Title	Date

/s/ RENATO MARFORI TANSECO Renato Marfori Tanseco	Director	September 16, 2004

/s/ ERWIN TRAUTMANN Erwin Trautmann	Director	September 16, 2004

Exhibit Index

Exhibit
No.		Description

1.1		Form of Underwriting Agreement
3.1		Memorandum of Association as currently in effect
3.2		Articles of Association as currently in effect
3.3		Memorandum of Association to be effective upon completion of the offering
3.4		Articles of Association to be effective upon completion of the offering
4.1		Specimen Ordinary Share Certificate
4.2		Form of Registration Rights Agreement
5.1		Opinion of Drew & Napier LLC
10.1		Share Purchase Agreement, dated November 20, 2002, between Infiniti Solutions Ltd, Automated Technology (Phil.) Inc., Global Crown Limited, Finetech International Limited, Gold Dawn Limited
and Mayon Capital Limited.
10.2		Term Loan and Revolving Credit Agreement, dated September 24, 2002, between Viko Technology, Inc. and The Development Bank of Singapore Ltd., Los Angeles Agency.
10.3		Facility Agreement, dated February 7, 2003, between Automated Technology (Phil.) Inc. and The Development Bank of Singapore Ltd.
10.4		Tenancy Agreement for Honeywell Building, dated January 14, 2004, between Infiniti Solutions Ltd. and Bermuda Trust (Singapore) Ltd.
10.5		Lease, dated July 11, 1991, between Viko and RREEF WEST-V, Inc., as amended.
10.6		Lease Agreement, dated October 1, 1993, between Viko and Telephone Real Estate Equity Trust, as amended.
10.7		Lease Agreement, dated June 4, 1998, between Viko (Adaptive Electronics) and Milpitas Industrial Properties, Inc., as amended.
10.8		Industrial Lease Agreement, dated September 1, 1991, between Aetna Life Insurance Co. and Viko, as amended.
10.9		Contract of Lease, dated March 27, 1996, between Stancrest Realty Corp. and ATEC, as amended.
10.10		Agreement (lease), dated November 14, 2003, between Shri Pinakin Ramkrishna Patel and Adaptive Technology (India) Pvt. Ltd.
10.11		Agreement (lease), dated November 14, 2003, between Shri Siddharth Ramkrishna Patel and Adaptive Technology (India) Pvt. Ltd.
10.12		Agreement (lease), dated November 14, 2003, between Shri Kumarpal Ramkrishna Patel and Adaptive Technology (India) Pvt. Ltd.
10	.13*	Manufacturing Agreement, dated February 22, 2001, between RF Monolithics, Inc. and Automated Technology (Phil.) Inc. Electronics Corporation, as amended.
10.14		Agreement, dated October 18, 2002, among 3i Group plc, EDB Investments Pte Ltd, Inderjit Singh, Kong Kah Chin, Francis Swee Yong Khim and Felix Joseph Gnanapragasam.
10.15		Form of Indemnification Agreement with Infiniti Solutions Ltd
10.16		Form of Indemnification Agreement with Viko Technology, Inc. and Automated Technology (Phil.) Inc.
10.17		2002 Equity Incentive Plan
10.18		2004 Equity Incentive Award Plan
21.1		Subsidiaries of Infiniti Solutions Ltd
23.1		Consent of Drew & Napier LLC (included in Exhibit 5.1)
23.2		Consent of KPMG, Independent Registered Public Accounting Firm
23.3		Consent of Laya Mananghaya & Co., Independent Public Accounting Firm
23.4		Consent of Gartner Incorporated
24.1		Power of Attorney (included on the signature page)

*	Portions of the exhibit have been omitted pursuant to a request for confidential treatment.